1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2014
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 24, 2014	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) 2013 ANNUAL REPORT

CONTENTS

2	Corporate Profile
5	Corporate Information
8	Financial Summary
15	Directors, Supervisors, Senior Management and Staff
29	Particulars and Changes of Shareholding Structure, and Details of Substantial Shareholders
35	Chairman's Statement
44	Management's Discussion and Analysis of Financial Position and Results of Operations
58	Report of the Board
65	Report of the Supervisory Committee
70	Report on Corporate Governance and Internal Control
93	Significant Events
99	Connected Transactions
120	Independent Auditor's Report
122	Statements of Financial Position
126	Consolidated Statement of Comprehensive Income
128	Consolidated Statement of Changes in Equity
130	Consolidated Statement of Cash Flows
132	Notes to Financial Statements

Corporate Profile

Aluminum Corporation of China Limited ("Chalco" or the "Company") is a joint stock limited company established in the People's Republic of China (the "PRC"); its shares are listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the Shanghai Stock Exchange, respectively.

The Company and its subsidiaries (collectively referred to as the "Group") are principally engaged in mining of bauxite; the production and sales of alumina and primary aluminum; operating of coal and electricity businesses as well as trading of other non-ferrous metal products.

The Group is the largest producer of alumina and primary aluminum in the PRC.

The competitiveness of the Group is mainly reflected in:

*	its leading strategic position in the alumina and primary aluminum markets in the PRC;

*	its ownership of adequate and stable supply of bauxite resources as well as refining technology;

*	its excellent management team and a group of highly skilled technical expertise of a complete range;

*	its sustainable scientific innovation capacity and complete scientific innovation system;

*	its active promotion on strategic transformation and clear development strategy.

The Group is principally comprised of the following branches, subsidiaries and a joint venture:

Branches:

*	Shandong branch (mainly engaged in producing alumina/primary aluminum products);

*	Henan branch (mainly engaged in producing alumina/primary aluminum products);

*	Guizhou branch (mainly engaged in producing primary aluminum products);

*	Shanxi branch (mainly engaged in producing alumina products);

*	Guangxi branch (mainly engaged in producing alumina/primary aluminum products);

*	Zhongzhou branch (mainly engaged in producing alumina products);

*	Qinghai branch (mainly engaged in producing primary aluminum products);

*	Lanzhou branch (mainly engaged in producing primary aluminum products);

*	Liancheng branch (mainly engaged in producing primary aluminum products);

*	Chongqing branch (mainly engaged in producing alumina products);

*	Zhengzhou Research Institute (mainly engaged in providing research and development services).

Subsidiaries:

*	Shanxi Huaze Aluminum & Power Co., Ltd. ("Shanxi Huaze") (mainly engaged in producing primary aluminum products);

*	Shanxi Huasheng Aluminum Co., Ltd. ("Shanxi Huasheng") (mainly engaged in producing primary aluminum products);

*	Fushun Aluminum Co., Ltd. ("Fushun Aluminum") (mainly engaged in producing primary aluminum products);

*	Zunyi Aluminum Co., Ltd. ("Zunyi Aluminum") (mainly engaged in producing primary aluminum products);

*	Shandong Huayu Aluminum and Power Co., Ltd. ("Shandong Huayu") (mainly engaged in producing primary aluminum products);

*	Gansu Hualu Aluminum Co., Ltd. ("Gansu Hualu") (mainly engaged in producing primary aluminum products);

*	Baotou Aluminum Co., Ltd. ("Baotou Aluminum") (mainly engaged in producing primary aluminum products);

*	Chalco Mining Co., Ltd. ("Chalco Mining") (mainly engaged in mining bauxite);

*	Chalco Zhongzhou Mining Co., Ltd. ("Zhongzhou Mining") (mainly engaged in mining bauxite);

*	China Aluminum International Trading Co., Ltd. ("CIT") (mainly engaged in the trading of non-ferrous metal products);

*	Chalco Hong Kong Ltd. ("Chalco Hong Kong") (mainly engaged in developing overseas projects);

*	Shanxi Huaxing Alumina Co., Ltd. ("Shanxi Huaxing") (mainly engaged in producing alumina products);

*	Chalco Zunyi Alumina Co., Ltd. ("Zunyi Alumina") (mainly engaged in producing alumina products);

*	China Aluminum Tai Yue Mining Company Limited ("Tai Yue Mining") (mainly engaged in mining bauxite);

*	Chalco Energy Co., Ltd. ("Chalco Energy") (mainly engaged in energy development);

*	Chalco Ningxia Energy Group Co., Ltd. ("Ningxia Energy") (mainly engaged in power generation and coal resources development).

Joint venture:

*	Guangxi Huayin Aluminum Company Limited ("Guangxi Huayin") (mainly engaged in producing alumina products) in which the Company holds 33% equity interest.

Corporate Information

1.	Registered name
Abbreviation of Chinese name
	Name in English	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviation of English name	CHALCO

2.	First registration date	September 10, 2001
	Registered address	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal code: 100082)
	Place of business	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal Code: 100082)
	Principal place of business	6th Floor, Nexxus Building,
	in Hong Kong	41 Connaught Road, Central, Hong Kong
	Internet website	http://www.chalco.com.cn
	Corporate e-mail	IR_FAQ@chalco.com.cn

3.	Legal representative	Xiong Weiping
	Company (Board) secretary	Xu Bo
	Telephone	+86(10) 8229 8322
	Fax	+86(10) 8229 8158
	E-mail	IR_FAQ@chalco.com.cn
	Address	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal Code: 100082)
	Representative for the Company's	Yang Ruijun
securities related affairs
	Telephone	+86(10) 8229 8322
	Fax	+86(10) 8229 8158
	E-mail	IR_FAQ@chalco.com.cn
	Address	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal Code: 100082)
	Department for corporate	Office to the Board
information and inquiry
	Telephone for corporate	+86(10) 8229 8560/8157
information and inquiry

4.	Share registrar and transfer office
	H shares:	Hong Kong Registrars Limited
17M Floor, Hopewell Centre,
183 Queen's Road East,
Wanchai, Hong Kong
	A shares:	China Securities Depository and
Clearing Corporation Limited, Shanghai Branch
3/F, China Insurance Building,
No. 166, Lujiazui Road (East),
Shanghai, the PRC
	American Depositary Receipt:	The Bank of New York Corporate Trust Office
101 Barclay Street,
New York 10286, USA

5.	Places of listing	The Stock Exchange of Hong Kong Limited
Shanghai Stock Exchange
New York Stock Exchange, Inc
	Stock name	CHALCO
	Stock codes	2600 (HK)
601600 (China)
ACH (US)

6.	Principal bankers	China Construction Bank
Industrial and Commercial Bank of China

7.	Registration number of license of	100000000035734
enterprise legal person
	Tax registration number	110108710928831
	Institutional organization number	71092883-1

8.	Independent auditors	Ernst & Young
Certified Public Accountants
22/F, CITIC Tower, 1 Tim Mei Avenue,
Central, Hong Kong

Ernst &Young Hua Ming LLP
16/F, Ernst & Young Tower,
Oriental Plaza,
1 East Chang'an Avenue, Dongcheng District,
Beijing, the PRC
Postal code:100738

9.	Legal advisers	as to Hong Kong law and United States law:
Baker & McKenzie
23/F, One Pacific Place,
88 Queensway,
Hong Kong

as to PRC law:
Jincheng Tongda & Neal Law Firm
10/F, China World Trade Tower 3,
No. 1 Jianguomenwai Avenue, Chaoyang District,
Beijing, the PRC

10.	Corporate information database	Office to the Board

Financial Summary

1.	Financial summary prepared in accordance with International Financial Reporting Standards

As disclosed in Note 6 to the consolidated financial statements, on June 27, 2013, the Group disposed its aluminum fabrication segment. In accordance with International Financial Reporting Standards, the aluminum fabrication segment of the Group was classified as discontinued operation and the operating results have been presented as discontinued operation in the consolidated statement of comprehensive income of the Group for the year ended December 31, 2013. The comparative figures for the consolidated statement of comprehensive income were restated to reflect the reclassification between continuing operations and discontinued operation accordingly. Therefore, the restated comparative figures used in year 2009, 2010, 2011 and 2012 were disclosed in the section of "Financial summary prepared in accordance with International Financial Reporting Standards" accordingly.

The revenue from the Group's continuing operations for the year ended December 31, 2013 amounted to RMB169,431 million, representing a year-on-year increase of 18.12%. Profit attributable to the owners of the parent for the year amounted to RMB975 million, and earnings per share attributable to the owners of the parent for the year amounted to RMB0.07.

The following is the summary of the consolidated statements of comprehensive income for the year 2013 and year 2009 to year 2012 (restated):

For the year ended December 31,

	2013	2012	2011	2010	2009
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
		(Restated)	(Restated)	(Restated)	(Restated)

Continuing operations
Revenue	169,431,235	143,436,995	138,205,723	113,060,949	65,866,080
Cost of sales	(166,679,798)	(143,425,940)	(130,835,875)	(105,647,804)	(64,198,931)

Gross profit	2,751,437	11,055	7,369,848	7,413,145	1,667,149

Selling and distribution expenses	(1,859,220)	(1,833,983)	(1,487,996)	(1,448,100)	(1,203,588)
General and administrative expenses	(2,946,879)	(2,750,222)	(2,553,358)	(2,449,996)	(2,795,963)
Research and development expenses	(193,620)	(184,683)	(206,430)	(162,021)	(177,252)
Impairment loss on property, plant
and equipment	(501,159)	(19,903)	(279,750)	(701,781)	(623,791)
Other income	805,882	734,852	159,774	316,752	146,746
Other gains/(losses), net	7,399,252	(16,989)	502,462	471,281	368,881

Operating profit/(loss) from
continuing operations	5,455,693	(4,059,873)	3,504,550	3,439,280	(2,617,818)
Finance costs, net	(5,233,070)	(4,060,624)	(2,916,791)	(2,190,355)	(1,828,881)

Operating profit/(loss) from
continuing operations less finance costs	222,623	(8,120,497)	587,759	1,248,925	(4,446,699)
Share of profits/(losses) of joint ventures	148,749	37,040	122,262	233,784	(50,392)
Share of profits of associates	511,869	256,081	400,706	239,458	77,056

Profit/(loss) before income tax
from continuing operations	883,241	(7,827,376)	1,110,727	1,722,167	(4,420,035)

Income tax (expense)/benefit
from continuing operations	(339,551)	371,092	(121,175)	(398,739)	742,524

Profit/(loss) for the year from
continuing operations	543,690	(7,456,284)	989,552	1,323,428	(3,677,511)

Discontinued operation
Profit/(loss) for the year
from discontinued operation	207,144	(1,187,299)	(299,048)	(354,290)	(1,002,083)

Profit/(loss) for the year	750,834	(8,643,583)	690,504	969,138	(4,679,594)

Profit/(loss) Attributable to:
Owners of the parent	975,246	(8,233,754)	237,974	778,008	(4,642,894)
Non-controlling interests	(224,412)	(409,829)	452,530	191,130	(36,700)

Dividends	-	-	-	154,179	-

The following is the summary of the consolidated total assets and total liabilities of the Group:

As at December 31,

	2013	2012	2011	2010	2009
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Total assets	199,507,054	175,016,882	157,134,157	141,322,039	133,975,189
Total liabilities	145,804,935	121,245,732	98,979,471	84,135,184	78,394,032

Net assets	53,702,119	53,771,150	58,154,686	57,186,855	55,581,157

2.	Financial summary prepared in accordance with the PRC Accounting Standards for Business Enterprises

For the year ended
Item	December 31, 2013
RMB'000

Operating loss	(897,199)
Profit for the year	723,479
Profit for the year attributable to the owners of the parent	947,891
Loss for the year attributable to owners of the parent
after excluding extraordinary gains or losses	(7,806,624)
Net cash flows generated from the operating activities	8,251,338

For the year ended
Extraordinary gains or losses	December 31, 2013
RMB'000

Net gains from the disposal of non-current assets	326,533
Government grants	823,880
Gains on consideration for acquisition of a subsidiary at the acquisition-date less
than the fair value of identifiable net assets	651,185
Gain on fair value changes and disposal from the financial assets and liabilities
at fair value through profit or loss	96,096
Gains on disposal of subsidiaries	5,922,154
Gains on disposal of investment in a joint venture and associates	5,709
Gains on deemed disposal of Jiaozuo Wanfang	804,766
Gain on previously held equity interest remeasured at
acquisition-date fair value for a newly acquired subsidiary	53,953
Investment income from financial products	18,746
Investment income from entrusted loans	93,435
Reversal of impairment of receivables that had been subject
to individual impairment test	22,359
Other net non-operating income and expenses	157,363

Extraordinary gains before income tax	8,976,179

Principal accounting information and financial indicators for the first two years at the end of the reporting period of the Group

			For the year over
	2013	2012	last year / (less)
	RMB'000	RMB'000	(%)

Revenue	173,038,099	149,478,821	15.76
Profit/(loss) before income tax	1,061,762	(9,092,062)	N/A
Profit for the year attributable to
the owners of the parent	947,891	(8,233,754)	N/A
Loss for the year attributable
to the owners of the parent
after excluding extraordinary gains or losses	(7,806,624)	(8,679,855)	Reduced the loss of 7.51
Basic earnings per share (RMB)	0.07	(0.61)	N/A
Diluted earnings per share (RMB)	0.07	(0.61)	N/A
Basic (loss)/earnings per share
after excluding extraordinary gains or losses (RMB)	(0.58)	(0.64)	Reduced the loss of 9.38
Weighted average rate of return on net assets (%)	2.15	(17.24)	Reduced the loss of 19.39
			percentage points
Weighted average rate of return on net assets	(17.72)	(18.18)	Reduced the loss of 0.46
after excluding non-recurring items (%)			percentage points
Net cash flows generated from operating activities	8,251,338	1,122,352	635.18
Net cash flows generated from
operating activities per share (RMB)	0.61	0.08	635.18
Total assets	199,507,054	175,016,882	13.99
Equity attributable to owners of the parent	44,357,725	43,835,118	1.19
Net assets attributable to owners
of the parent per share (RMB)	3.28	3.24	1.23

3.	Comparison between the financial information prepared in accordance with International Financial Reporting Standards and the PRC Accounting Standards for Business Enterprises

(Loss)/profit attributable to
owners of the parent	Equity attributable to owners of
for the year ended December 31,	the parent as of December 31,

	2013	2012	2013	2012
	RMB'000	RMB'000	RMB'000	RMB'000

Prepared in accordance with
the PRC Accounting Standards
for Business Enterprises	947,891	(8,233,754)	44,357,725	43,835,118
Prepared in accordance with International
Financial Reporting Standards	975,246	(8,233,754)	44,357,725	43,807,763

Directors, Supervisors, Senior Management and Staff

1.	Directors, Supervisors and Senior Management during the Reporting Period

						Whether receiving
						emolument or
					Total emolument	allowance from
				Date of	paid/payable by	owners of the
				appointment/	the Company for	parent or other
Name	Position	Gender	Age	re-appointment	2013	related entity
				(Year-Month-Day)	(RMB'000)

Directors
Xiong Weiping	Executive Director and Chairman	M	57	2013.6.27	770.3	No
Luo Jianchuan	Executive Director and President	M	50	2013.6.27	690.5	No
Liu Xiangmin	Executive Director and Senior	M	51	2013.6.27	663.8	No
	Vice President
Jiang Yinggang	Executive Director and Vice President	M	50	2013.6.27	635.8	No
Wang Jun	Non-executive Director	M	48	2013.6.27	75.0	Yes
Liu Caiming Note 1	Non-executive Director (Resigned)	M	51	2013.6.27	172.0	Yes
Shi Chungui Note 2	Non-executive Director (Retired)	M	73	2010.6.22	75.0	Yes
Lv Youqing Note 3	Non-executive Director (Retired)	M	50	2010.6.22	-	Yes
Wu Jianchang	Independent Non-executive Director	M	74	2013.6.27	94.3	No
Ma Si-hang,	Independent Non-executive Director	M	62	2013.6.27	94.3	No
Frederick
Wu Zhenfang	Independent Non-executive Director	M	62	2013.8.30	62.7	No
Zhang Zhuoyuan Note 4	Independent Non-executive Director (Retired)	M	80	2010.6.22	95.6	No
Wang Mengkui Note 5	Independent Non-executive Director (Retired)	M	75	2010.6.22	95.6	No
Zhu Demiao Note 6	Independent Non-executive Director (Retired)	M	49	2010.6.22	95.6	No
Supervisors
Ao Hong Note 7	Chairman of Supervisory Committee (Retired)	M	52	2010.6.22	-	Yes
Zhao Zhao	Chairman of Supervisory Committee	M	51	2013.6.27	-	Yes
Yuan Li	Supervisor	M	55	2013.6.27	558.0	No
Zhang Zhankui	Supervisor	M	55	2013.6.27	-	Yes
Senior Management
Ding Haiyan Note 8	Vice President (Resigned)	M	55	2010.6.22	173.0	No
Xie Hong Note 9	Vice President (Resigned)	M	55	2011.10.25	158.4	No
Qiao Guiling	Vice President	F	45	2011.10.25	635.8	No
Xie Weizhi	Vice President and Chief Financial Officer	M	49	2013.3.8	477.9	No
Xu Bo	Vice President and Secretary to the Board	M	49	2013.5.9	682.0	No
Liu Qiang Note 10	Secretary to the Board (Resigned)	F	49	2010.6.22	126.0	No

Note:

The Group recorded a profit before tax prepared under PRC Accounting Standards for Business Enterprises, including profit before tax from continuing operations and discontinued operation, of RMB1,062 million, representing an increase of RMB244 million or 29.8% as compared with the profit before tax of RMB818 million in 2011. Despite the total directors' and supervisors' remuneration of the Group in 2013 increased to some extent as compared with that in 2012, it was lower than that in 2011.

Notes:

1.

On March 8, 2013, due to job re-designation, Mr. Liu Caiming resigned from the positions of executive Director, Chief Financial Officer and Senior Vice President, and was re-designated as a non-executive Director. On March 18, 2014, Mr. Liu Caiming resigned from the position of a non-executive Director.

2.	Due to the expiry of the term of the fourth session of the Board, Mr. Shi Chungui was no longer served as a non-executive Director of the Company since June 27, 2013.

3.	Due to the expiry of the term of the fourth session of the Board, Mr. Lv Youqing was no longer served as a non-executive Director of the Company since June 27, 2013.

4.	Due to the expiry of the term of the fourth session of the Board, Mr. Zhang Zhuoyuan was no longer served as an independent non-executive Director of the Company since June 27, 2013.

5.	Due to the expiry of the term of the fourth session of the Board, Mr. Wang Mengkui was no longer served as an independent non-executive Director of the Company since June 27, 2013.

6.	Due to the expiry of the term of the fourth session of the Board, Mr. Zhu Demiao was no longer served as an independent non-executive Director of the Company since June 27, 2013.

7.	Due to the expiry of the term of the fourth session of the Supervisory Committee, Mr. Ao Hong was no longer served as the Chairman of the Supervisory Committee of the Company since June 27, 2013.

8.	On March 8, 2013, due to job re-designation, Mr. Ding Haiyan resigned from the position of Vice President.

9.	On May 9, 2013, due to job re-designation, Mr. Xie Hong resigned from the position of Vice President.

10.	On May 9, 2013, due to job re-designation, Ms. Liu Qiang resigned from the position of Secretary to the Board.

1.	Directors, Supervisors and Senior Management during the Reporting Period

Major Working Experience of directors ("Directors"), supervisors ("Supervisors") and Senior Management of the Company as at the latest practicable date of this report:

Executive Directors

Mr. Xiong Weiping, 57, is the chairman and an executive Director of the Company and the chairman of the Development and Planning Committee of the Board, and concurrently the chairman of Aluminum Corporation of China ("Chinalco"). Mr. Xiong has been serving the Company since 2001 (he left the Company in 2006 and was re-appointed in 2009). Mr. Xiong graduated from Central South University of Industry majoring in mining materials engineering. He obtained a Ph.D. degree in engineering and completed post-doctoral research in economics in Guanghua School of Management of Peking University. He has academic achievements and fruitful practical experiences in economics, corporate management and metal mining. Mr. Xiong is also a professor and a Ph.D. tutor of Guanghua School of Management of Peking University. He is an expert receiving special subsidies from the State Council and was recognized by the former Ministry of Personnel as a "Middle Aged/ Young Expert with Outstanding Contributions to the Nation". Mr. Xiong was formerly the deputy secretary of Hunan Provincial Communist Youth League, a standing committee member of All China Youth Federation and the president of Hunan Youth Union Committee, the standing vice-chancellor and dean of the Faculty of Management, professor, Ph.D. tutor of Central South University of Industry. Mr. Xiong had also served as the vice president of China Copper, Lead & Zinc Group Corporation, vice president of Chinalco, Executive Director, senior vice president and president of Chalco and vice chairman and general manager of China Travel Service (Holdings) Hong Kong Limited, and the general manager of Chinalco.

Mr. Luo Jianchuan, 50, is an executive Director and the president of the Company. He has been serving the Company since 2001. Mr. Luo graduated from Kunming University of Science and Technology in 1985, majoring in mining, holds a doctorate degree from Central South University and is a professor-grade senior engineer. He has long engaged in corporate management of non-ferrous metals and thus has extensive professional experience and strong management skills in those fields. Mr. Luo formerly served as an engineer of the Lead and Zinc Bureau of China Non-ferrous Metals Industry Corporation, the manager of Haikou Nanxin Industry & Commerce Corporation, assistant to the general manager of Jinpeng Mining Development Corporation, deputy general manager and general manager of Beijing Xinquan Tech-trading Corporation, assistant to the general manager of China Non-Ferrous Metals Industry Trading Group Corporation, deputy chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, general manager of China Aluminum International Trading Corporation Limited, and formerly served as the general manager of the Operations and Sales Division, vice president and senior vice president of the Company.

Mr. Liu Xiangmin, 51, is an executive Director, senior vice president and chairman of the Occupational Health and Safety and Environment Committee of the Board of the Company and has been serving the Company since 2001. Mr. Liu graduated from Central South University of Industry in 1982, majoring in non-ferrous metallurgy; he has a doctorate degree from Central South University and is a professor-grade senior engineer. He has long engaged in non-ferrous metal metallurgy and corporate management and has accumulated extensive and professional experience. Mr. Liu had previously served as the deputy head and head of the Alumina branch of Zhongzhou Aluminum Plant, deputy head of Zhongzhou Aluminum Plant and general manager of Zhongzhou Branch of the Company.

Mr. Jiang Yinggang, 50, is an executive Director and vice president of the Company, and has been serving the Company since 2001. On June 27, 2013, Mr. Jiang Yinggang was elected as an executive Director of the fifth session of the Board of the Company at the 2012 general meeting of the Company. Graduated in 1983 from Central South University of Industry majoring in the metallurgy of non-ferrous metals, Mr. Jiang holds a master degree in metallurgy engineering of non-ferrous metals and is a professor-grade senior engineer. He has long engaged in production operation and corporate management of production enterprises and has extensive professional experience. He formerly served as deputy head and then head of Corporate Management Department of Qinghai Aluminum Plant; head of Qinghai Aluminum Smelter; deputy general manager and general manager of Qinghai Aluminum Company Limited, and general manager of Qinghai branch of the Company. He has been Vice President of the Company since 2007.

Non-executive Directors

Mr. Wang Jun, 48, has been served as a non-executive Director of the Company since June 27, 2013. Graduated from Huazhong Institute of Engineering with a degree of industrial and civil construction, Mr. Wang is an engineer. He has extensive experience in financial and corporate management. Mr. Wang formerly served as the engineer in the engineering department of Babcock & Wilcox Beijing Company Ltd.; deputy manager of the real estate development department of China Yanxing Company; senior deputy manager of equity management department and senior manager of business management department, senior manager, deputy general manager, general manager of custody and settlement department in China Cinda Asset Management Co., Ltd and general manager of the equity management department of China Cinda Asset Management Co., Ltd. Mr. Wang currently serves as the business director of China Cinda Asset Management Co., Ltd..

Independent Non-executive Directors

Mr. Wu Jianchang, 74, has been serving as an independent non-executive Director and the chairman of the Nomination Committee of the Board of the Company since June 27, 2013. Mr. Wu graduated from Hengyang Mining and Metallurgy Engineering Institute majoring in non-ferrous metallurgy. Mr. Wu is a professor-grade senior engineer. He has extensive experience in corporate, political affairs and association management. He formerly served as the deputy general manager and general manager of China Non-ferrous Metals Industry Company, deputy head of Ministry of Metallurgy Industry, deputy head of State Metallurgy Industry Bureau and vice standing chairman of China Steel Industry Association. Mr. Wu currently serves as the honorary chairman of China Steel Industry Association and the honorary chairman of China Non-ferrous Metals Industry Association.

Mr. Ma Si-hang, Frederick, 62, has been serving as an independent non-executive Director and the chairman of the Audit Committee of the Board of the Company since June 27, 2013. Mr. Ma graduated from University of Hong Kong with a bachelor's degree in Arts. He served as head of Financial Services and the Treasury Bureau of Hong Kong Special Administrative Region in 2002, head of Commerce and Economics Development Bureau in 2007 and resigned in July 2008. He also previously served as the managing director of Great Britain subsidiary of RBC Dominion Securities Inc., managing director and head of Asia Area of Private Banking Department of Chase Bank, executive president of private banking business of JPMorgan Chase & Co. in Asia Pacific, vice chairman and managing director of Kumagai Gumi (Hong Kong) Co., Ltd., chief financial offer and executive director of PCCW Company Limited, and non-executive director of MTR Corporation Ltd. Mr. Ma was awarded the Gold Bauhinia Star (GBS) by the HKSAR government in 2009, and was appointed non-official Justice of the Peace in 2010 by the HKSAR government.

Mr. Wu Zhenfang, 62, has been serving as an independent non-executive Director and the chairman of the Remuneration Committee of the Board of the Company since August 30, 2013. Mr. Wu graduated from Shanghai Jiao Tong University majoring in business administration with an EMBA degree, and is a professor-level senior engineer. Mr. Wu has extensive experience in enterprise operation and overseas investment. He served as deputy general manager of CNOOC Nanhai West Corporation, general manager of CNOOC Chemical Limited, assistant to general manager, deputy general manager of China National Offshore Oil Corporation ("CNOOC") and chairman of CNOOC Chemical Limited, CNOOC Gas and Power Limited as well as deputy general manager of CNOOC.

Supervisors

Mr. Zhao Zhao, 51, has been serving as the chairman of the Supervisory Committee of the Company since June 27, 2013. Mr. Zhao obtained a bachelor's degree majoring in roadway engineering from Department of Civil Engineering of Nanjing Institute of Engineering and a Ph.D degree in world economics from Beijing Normal University, School of Economics and Management. Mr. Zhao is a senior political engineer. He has extensive experience in, among others, mass work among youth, supervision and discipline inspection, auditing and etc. He successively served as assistant editor and staff in People's Communication Press, full-time deputy secretary of Y.L.C (Youth League Committee) directly under Ministry of Communications, head of publicity department of Y.L.C of Central Government institutions, head of office of Youth League Working Committee of Central Government institutions, standing deputy head of Guoqing Productivity Center, deputy secretary (assistant inspector) of Youth League Working Committee of Central Government institutions, deputy head of mass work department of Central Enterprises Working Committee, deputy secretary of Central Enterprises Youth League Working Committee, deputy head of Bureau of mass work under State-owned Assets Supervision and Administration Commission of the State Council, secretary of Central Enterprises Youth League Working Committee and president of Central Enterprises Youth Union.

Mr. Yuan Li, 55, is currently the general manager of the Corporate Culture Department of the Company and an employee-elected Supervisor of the Company. Mr. Yuan has been serving the Company since 2001 and is an engineer with extensive administrative and managerial experience. He had formerly served as the manager of the General Management Office and deputy head of the Department of Research and Investigation of China Non-ferrous Metals Industry Corporation; head of the Department of Research and Investigation as well as head of the Secretariat and an assistant inspector of the State Bureau of Nonferrous Metals Industry; and deputy head of the Department of Political and Labour Affairs and Head of the Political Party Department of Chinalco.

Mr. Zhang Zhankui, 55, is the head of the Finance Department of Chinalco and has been serving as a supervisor of the Company since 2006. Mr. Zhang is a postgraduate in economic management and a senior accountant. He has extensive experience in corporate financial accounting, fund management and auditing. Mr. Zhang had formerly served as the head of the Finance Division and then the head of the Audit Division of China General Design Institute for Non-ferrous Metals; deputy general manager of Beijing Enfei Tech-industry Group; the head of the Accounting Division of the Finance Department and deputy head of the Finance Department of China Copper Lead & Zinc Group Corporation; officer-in-charge of the Company's assets and finance in the Listing Office of the Company; head of the Capital Division of the Finance Department of Company and manager of the General Division of the Finance Department of the Company as well as deputy head of the Finance Department of Chinalco.

Other Senior Management Personnel

Ms. Qiao Guiling, 45, has been working as a vice President of the Company since 2011, the general manager of Jiaozuo Wanfang Aluminum Company Limited from June 2005 to December 2005, the chairman of Jiaozuo Wanfang Group Co., Ltd. as well as the chairman and general manager of Jiaozuo Wanfang Aluminum Company Limited from December 2005 to March 2006, the chairman and general manager of Jiaozuo Wanfang Aluminum Company Limited from March 2006 to April 2008, the chairman of Jiaozuo Wanfang Aluminum Company Limited from April 2008 to December 2009, the general manager of Henan Branch of Aluminum Corporation of China Limited since December 2009 and vice president of Aluminum Corporation of China Limited since October 25, 2011. Having graduated from Jiaozuo Mining Institute, Ms. Qiao is a senior engineer with a master's degree in engineering. Ms. Qiao worked for the government authorities and has long engaged in production and operation of production enterprises as well as corporate management, thus having extensive experience in management. Ms. Qiao has served as the deputy director of Jiaozuo City Cryolite Factory, deputy director of the Economic and Trade Commission of Jiaozuo City Zhongzhan District, general manager of Zhongzhan Taishun Co., Ltd., factory director of a Kaolinite plany in Jiaozuo City, general manager of Henan Zhongzhou Holding Group Co., Ltd., vice mayor of the People's Government of Wen County, chairman and general manager of Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd. as well as the chairman of Jiaozuo Wanfang Group Co., Ltd. and the general manager of Henan Branch of the Company.

Mr. Xie Weizhi, 49, vice president and chief financial officer of the Company, has been working for the Company since February 2013. Mr. Xie is a senior accountant, graduated from the Guanghua School of Management, Peking University with a master's degree in business administration. Mr. Xie joined Aluminum Corporation of China in February 2011. He previously served as the deputy chief and chief of the accounting division of the finance department and the deputy manager of the finance department of China Offshore Oil Nanhai West Corporation (), deputy general manager and general manager of the finance department, and general manager of the treasury department of China National Offshore Oil Corporation, general manager of CNOOC Finance Corporation Limited, and the president of China National Association of Finance Companies (). Mr. Xie has engaged in financial management of large state-owned enterprises for many years and has substantial experience in finance and business management.

Mr. Xu Bo, 49, vice president of the Company and the secretary to the Board, serving the Company since March 2011. Mr. Xu graduated from North China University of Water Resources and Electric Power, majoring in hydraulic structure engineering, and obtained a master's degree in engineering. He also obtained a Ph.D. degree in economics from Renmin University of China. He is a senior engineer. Mr. Xu has extensive experience in mergers and acquisitions, capital operation, corporation management, and enjoys a high reputation in energy sectors such as coal and electric power. He formerly served as deputy head of hydropower and operations department and office manager of Power and Machinery Bureau; general manger and assistant to the head of the bureau in Steel Structure Department of China Huadian Power Station Equipment Engineering Group Corporation (); deputy general manager of China Huadian Power Station Equipment Engineering Group Corporation, standing deputy general manager and general manager of China Huadian Engineering Co., Ltd.; deputy general manager of Huadian Coal Industry Group Company Limited; head of China Huadian Corporation Shaanxi Office; general manager of China Huadian Corporation Shaanxi Branch; executive director and general manager of Huadian Shaanxi Energy Company, the assistant to the president of the Company and executive-director and general manager of Chalco Energy Co., Ltd..

2.	Positions Held in Shareholders Entities of the Company by Directors, Supervisors and Senior Management during the Year

Positions in the Shareholders of the Company

Whether
receiving
			Date of	remuneration
Name	Name of Shareholder	Position(s)	appointment	or allowance

Xiong Weiping	Chinalco	Chairman	October 20, 2013	No

Liu Caiming	Chinalco	Deputy General	January 25, 2007	Yes
Manager

Zhao Zhao	Chinalco	Head of the	September 10, 2008	Yes
CPC Discipline
Inspection
Committee

Wang Jun	China Cinda Asset	Business Director	August 19, 2013	Yes
Management Co., Ltd.

Zhang Zhankui	Chinalco	Head of Finance	December 1, 2009	Yes
Department

Yuan Li	Chinalco	Head of the Political	April 4, 2004	No
Party Department

Positions in Other Entities

Whether
receiving
			Date of	remuneration
Name	Name of other entities	Position(s)	appointment	or allowance

Wu Jianchang	Jiangxi Copper	Independent Director	June 6, 2008	Yes
Company Limited

Ma Si-hang,	FWD Group	Independent Director	December 10, 2013	Yes
Frederick	MTR Corporation Limited	Independent Director	July 4, 2013	Yes
	China Mobile Communications	External Director	December 13, 2012	Yes
Corporation
	Agricultural Bank of China Limited	Independent Director	April 18, 2011	Yes
	COFCO Corporation	External Director	March 4, 2011	Yes
	HPH Management	Independent Director	March 7, 2011	Yes
	Husky Energy Corporation	Non-executive Director	July 27, 2010	Yes

Wu Zhenfang	CNOOC Limited	Non-executive Director	September 1, 2006	No

Wang Jun	China Nuclear Engineering	Director	December 19, 2010	No
Corporation Co., Ltd.
	Wengfu (Group) Company Limited	Vice Chairman	March 21, 2011	No
	Guizhou Kailin Company Limited	Vice Chairman	June 17, 2011	No

Liu Xiangmin	Guangxi Huayin Co., Ltd.	Vice Chairman	December 1, 2009	No
()

Jiang Yinggang	Jiaozuo Wanfang Aluminum	Chairman	December 1, 2009	No
Company Limited

3.	Decision Making Process and Basis of Determination of Remuneration of Directors, Supervisors and Senior Management and Remuneration

Based on the prevailing market standards and the remuneration strategy of the Company, a designated department of the Company would formulate proposals for the remuneration of the Company's Directors, Supervisors and senior management and submit the proposals to the Remuneration Committee of the Board of the Company. Remuneration of the senior management will be submitted to the Board for approval whereas those of the Directors and the Supervisors will be submitted to the Board for consideration and to the shareholders' general meeting for approval.

The Company determined its remunerations for Directors, Supervisors and senior management based on its development strategy, corporate culture and remuneration strategy, taking into account the remuneration standards of corresponding positions in comparable enterprises (in terms of scale, industry and nature etc.), as well as the opinion and advice of external professional consultancy organizations. The remuneration will be linked to the Company's operating results and individual performance.

In 2013, the total remuneration of the Directors, Supervisors and senior management of the Company amounted to RMB6.43 million (including the travelling expenses of the independent non-executive Directors).

4.	Changes in Directors, Supervisors and Senior Management during the Year

Name	Position	Status	Reason of change

Liu Caiming	Former non-executive Director	Resigned

Job changed for other engagement. On March 8, 2013, the resignation of Mr. Liu Caiming from the positions of senior vice President and chief financial officer was agreed at the 34th meeting of the fourth session of the Board of the Company, since Mr. Liu Caiming, as a Director of the Company was no longer had any executive function, Mr. Liu Caiming changed from executive Director to non-executive Director. On March 18, 2014, Mr. Liu Caiming resigned as the non-executive Director.

Jiang Yinggang	Current executive Director and vice President	Appointed	Re-election of the Board. On June 27, 2013, Mr. Jiang Yinggang was elected as an executive Director of the fifth session of the Board of the Company at the 2012 annual general meeting of the Company.

Wang Jun	Current non-executive Director	Appointed	Re-election of the Board. On June 27, 2013, Mr. Wang Jun was elected as a non-executive Director of the fifth session of the Board of the Company at the 2012 annual general meeting of the Company.

Wu Jianchang	Current independent non-executive Director	Appointed

Re-election of the Board. On June 27, 2013, Mr. Wu Jianchang was elected as an independent non-executive Director of the fifth session of the Board of the Company at the 2012 annual general meeting of the Company.

Ma Si-hang, Frederick	Current independent non-executive Director	Appointed

Re-election of the Board. On June 27, 2013, Mr. Ma Si-hang, Frederick was elected as an independent non-executive Director of the fifth session of the Board of the Company at the 2012 annual general meeting of the Company.

Wu Zhenfang	Current independent non-executive Director	Appointed

Re-election of the Board. On August 30, 2013, Mr. Wu Zhenfang was elected as an independent non-executive Director of the fifth session of the Board of the Company at the 2013 first extraodinary general meeting of the Company.

Shi Chungui	Former non-executive Director	Resigned	Re-election of the Board. On June 27, 2013, Mr. Shi Chungui was no longer a non-executive Director of the Company since the expiration of the fourth session of the Board of the Company.

Lv Youqing	Former non-executive Director	Resigned	Re-election of the Board. On June 27, 2013, Mr. Lv Youqing was no longer a non-executive Director of the Company since the expiration of the fourth session of the Board of the Company.

Zhang Zhuoyuan	Former independent non-executive Director	Resigned

Re-election of the Board. On June 27, 2013, Mr. Zhang zhuoyuan was no longer an independent non-executive Director of the Company since the expiration of the fourth session of the Board of the Company.

Wang Mengkui	Former independent non-executive Director	Resigned	Re-election of the Board. On June 27, 2013, Mr. Wang Mengkui was no longer an independent non-executive Director of the Company since the expiration of the fourth session of the Board of the Company.

Zhu Demiao	Former independent non-executive Director	Resigned	Re-election of the Board. On June 27, 2013, Mr. Zhu Demiao was no longer an independent non-executive Director of the Company since the expiration of the fourth session of the Board of the Company.

Ao Hong	Former chairman of the Supervisory Committee	Resigned

Re-election of the Board. On June 27, 2013, Mr. Ao Hong was no longer the chairman of the Supervisory Committee of the Company since the expiration of the fourth session of the Supervisory Committee of the Company.

Zhao Zhao	Current chairman of the Supervisory Committee	Appointed

Re-election of the Board. On June 27, 2013, Mr. Zhao Zhao was elected as a supervisor of the fifth session of the Supervisory Committee of the Company at the 2012 annual general meeting of the Company and Mr. Zhao Zhao was appointed as the chairman of the Supervisory Committee at the first meeting of the fifth session of the Supervisory Committee convened on the same day.

Ding Haiyan	Former vice President	Resigned

Job changed for other engagement. On March 8, 2013, the resignation of Mr. Ding Haiyan from the position of vice President of the Company was approved at the 34th meeting of the fourth session of the Board of the Company.

Xie Hong	Former vice President	Resigned

Job changed for other engagement. On May 9, 2013, the resignation of Mr. Xie Hong from the position of vice President of the Company was approved at the 37th meeting of the fourth session of the Board of the Company.

Xie Weizhi	Current vice President and chief financial officer	Appointed	On March 8, 2013, the appointment of Mr. Xie Weizhi as the vice President and chief financial officer of the Company was approved at the 34th meeting of the fourth session of the Board of the Company.

Xu Bo	Current vice President and secretary to the Board	Appointed	On May 9, 2013, the appointment of Mr. Xu Bo as the vice President of the Company and secretary to the Board was approved at the 37th meeting of the fourth session of the Board of the Company.

Li Dongguang	Former vice President	Resigned

On November 19, 2013, Mr. Li Dongguang, a vice President of the Company was under investigation by the relevant authorities due to personal reasons. Mr. Li Dongguang submitted his resignation to the Board of the Company to resign from the position of vice President and cease to perform his duties.

Liu Qiang	Former secretary to the Board	Resigned

Job changed for other engagement. On May 9, 2013, the resignation of Ms. Liu Qiang from the position of secretary to the Board of the Company was approved at the 37th meeting of the fourth session of the Board of the Company.

5.	Employees of the Company

As of December 31, 2013, the Group had 90,207 employees. The structure of employees is as follows:

Composition by function

Category	Headcounts

Production personnel	73,110
Sales personnel	650
Technology personnel	5,181
Finance personnel	2,030
Administration personnel	9,236

Total	90,207

By education background

Category	Headcounts

Post-graduates	556
University graduates	9,199
Technical institute graduates	16,763
Secondary/technical school graduates or below	63,689

Total	90,207

Particulars and Changes of Shareholding Structure, and Details of Substantial Shareholders

1.	Share Capital Structure

Aluminum Corporation of China ("Chinalco") is the single largest shareholder of the Group, which directly holds 38.56% equity interest of the Company and together with its subsidiaries holds an aggregate of 41.45% equity interest of the Company. As of December 31, 2013, Chinalco was the Company's ultimate holding company.

Shareholding Structure of Chalco

As of December 31, 2013, the share capital structure of the Company was as follows:

As of December 31, 2013

		Percentage to
	Number of	total issued
	shares	share capital
	(in million)	(%)

Holders of A shares	9,580.52	70.84
Holders of H shares	3,943.97	29.16

Total	13,524.49	100

According to the publicly available information and to the best knowledge of the Company's Directors, being the latest practicable date prior to the issue of this report, the share capital structure of the Company can maintain a sufficient public float and is in compliance with the requirement of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules").

2.	Changes in Shareholding and Shareholders

There was no change in the share capital structure of the Company during the year ended December 31, 2013.

Particulars of Shareholding

	Share	Percentage
	(Number)	(%)

Shares not subject to trading moratorium
1. Renminbi ordinary shares	9,580,521,924	70.84
2. Overseas listed foreign invested shares	3,943,965,968	29.16

Total shares not subject to trading moratorium	13,524,487,892	100

Approval of Changes in Shareholding

Nil

Transfer of Changes in Shareholding

Nil

3.	Share Issuance and Listing

(1)	Status of share issuance in the past three years

Nil

(2)	Changes in total number of issued shares and the shareholding structure of the Company

As of December 31, 2013, the total number of issued shares of the Company amounted to 13,524,487,892 shares, which was not increased or decreased nor was there any change in the shareholding structure during the year ended December 31, 2013.

4.	Substantial Shareholders with Shareholding of 5% or more

So far as the Directors are aware, as of December 31, 2013, the following persons (other than the Directors, Supervisors and Chief Executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("SFO"), or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange.

Percentage in
Name of				the relevant class	Percentage in
substantial	Class of	Number of		of issued	total issued
shareholder	shares	shares held	Capacity	share capital	share capital

Chinalco	A shares	5,606,357,299 (L)	Beneficial owner and	58.52% (L)	41.45% (L)
		(Note 1)	interests of
controlled corporation
China Cinda Asset	A shares	765,759,074(L)	Beneficial owner	7.99% (L)	5.66% (L)
Management
Corporation
Limited
China Construction Bank	A shares	572,543,371(L)	Beneficial owner	5.98% (L)	4.23% (L)
Corporation Limited
Templeton Asset	H shares	1,107,714,800(L)	Investment manager	28.09% (L)	8.19% (L)
Management Ltd.

(L)	The letter "L" denotes a long position.

Notes:

1.

These interests included a direct interest of 5,214,407,195 A shares held by Chinalco, and an aggregate interest of 391,950,104 A shares held by various controlled subsidiaries of Chinalco, comprising 301,217,795 A shares held by Baotou Aluminum (Group) Co., Ltd., 79,472,482 A shares held by Lanzhou Aluminum Factory, 7,140,254 A shares held by Shanxi aluminum plant and 4,119,573 A shares held by Guiyang Aluminum Magnesium Design and Research Institute Co., Ltd..

Save as disclosed above and so far as the Directors are aware, as of December 31, 2013, no other person (other than the Directors, Supervisors and Chief Executive of the Company) had any interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder of the Company.

5.	Number of Shareholders

Unit: Number of Shareholders

Total number of shareholders as of December 31, 2013	496,968

6.	Particulars of Shareholdings Held by Top Ten Shareholders

	Number of	Nature of	Percentage of
	shares held	shareholders	shareholding
			(%)

Chinalco	5,214,407,195	A shares	38.56
HKSCC Nominees Limited	3,924,925,434	H shares	29.02
China Cinda Asset Management
Corporation	765,759,074	A shares	5.66
China Construction Bank
Corporation Limited	572,543,371	A shares	4.23
Guokai Financial Limited Company	415,168,145	A shares	3.07
Baotou Aluminum (Group) Co., Ltd.	301,217,795	A shares	2.23
Lanzhou Aluminum Factory	79,472,482	A shares	0.59
Shanghai Pudong Development
Bank - Changxinjinli Equity Fund	56,116,489	A shares	0.41
Guizhou Provincial Materials
Development and Investment
Corporation	45,800,000	A shares	0.34
Guangxi Investment Group Co., Ltd.	29,334,064	A shares	0.22

7.	Summary of the Controlling Shareholder

(1)	Particulars of the Legal Person Controlling Shareholder

Name of the controlling shareholder:	Chinalco

Legal representative:	Xiong Weiping

Registered capital:	RMB15.432 billion

Date of incorporation:	February 23, 2001

Principal operating or managing activities:

mineral resources exploration; bauxite mining; deployment of personnel necessary for overseas engineering projects commensurating with its capacity, scale and performance; operation and management of state-owned assets and equities; production and sales of aluminum, copper, rare earth and related non-ferrous metals mineral products, smelted products and carbon products; exploration design, general project contracting, construction and installation; equipment manufacturing; technological development and technical service; import and export businesses.

(2)	Diagram of the Direct Equity Interests and Controlling Relationship between the Company and the Controlling Shareholder

State-owned Assets Supervision and Administration Commission of the State Council
100%
Chinalco
38.56%
Aluminum Corporation of China Limited

Note:

Chinalco is the largest shareholder of the Company and directly holds 38.56% equity interest in the Company and holds 5,606,357,299 shares in the Company together with its subsidiaries. Its ratio of voting rights in the Company is 41.45%.

Chairman's Statement

Dear Shareholders,

I hereby present the annual report of the Group for the financial year ended December 31, 2013 for shareholders' review. On behalf of the Board of the Company and all employees, I would like to express my sincere gratitude to all shareholders for your care for and support for the Company.

Product Market Reviews

Primary Aluminum Market

In 2013, the world economy recovered slowly, which brought about a slight increase in the global consumption of primary aluminum. However, additional primary aluminum production capacity aggravated the problem of overcapacity in the world's aluminum market. Meanwhile, it was expected that the global liquidity will tighten further, which will continue to suppress the price of aluminum. In 2013, the price of primary aluminum continued its downward trend. In the beginning of 2013, the "financial cliff" problem in the U.S. was successfully solved. The economies of countries such as the PRC and the U.S. had positive performance, which led the international and domestic aluminum prices to record high in the year. Subsequent to March, the upturn of the world economy was below expectation. The liability crunch around the world was expected to worsen. Mounting pressure of oversupply in the aluminum market drove the price of primary aluminum to plunge continuously. In the third quarter, the major economies in the world witnessed upturn. Along with the fact that the global demand-supply dynamics of primary aluminum was improved due to the reduction of production, the price of primary aluminum was rather stable. The price remained volatile in general. In the fourth quarter, the Federal Reserve in the U.S. announced that it would launch its QE exit plan. Meanwhile, the demand and supply conflict in the global primary aluminum market worsened again, which suppressed the price of aluminum. As a result, the price of aluminum declined for a second time. In December, the international and domestic aluminum prices hit record low for the year. In 2013, the average price of three-month aluminum futures at SHFE amounted to RMB14,592/tone, representing a year-on-year decrease of 7.62%.

According to the statistics, the global output and consumption of primary aluminum for year 2013 were approximately 50.57 million tonnes and approximately 50.90 million tonnes, respectively; while the domestic output and consumption of primary aluminum were approximately 24.90 million tonnes and approximately 24.80 million tonnes, respectively. As of the end of December in 2013, the capacity utilization rate of primary aluminum enterprises in the world (inclusive of the PRC) was 78.46%, while that of the PRC was 79.81%.

Alumina Market

In 2013, as there was limited new production of alumina abroad in recent years, the overall spot supply of aluminum overseas tended to be balanced and periodically stressed due to the rapid expansion of aluminum in the Middle East and the rebound in the demand for imported alumina in the PRC. Although the alumina price at LME continued to decline, the fundamentals supported a slight rebound in the foreign spot price of alumina in 2013, with annual average price up to US$326 per tonne, representing a year-on-year increase of 2.19%.

In 2013, under the pressure of the continuous decline in the domestic aluminum price, the domestic price of alumina continued to fall as a whole until the end of September. In the fourth quarter, driven by increased demands for centralized production of primary aluminum enterprises in Xinjiang region, the spot price of alumina slightly rebounded. However, such rebound was limited by the pressure of the a aluminum price. The annual average price of alumina at home was RMB2,497 per tonne, representing a year-on-year decrease of 5.70%.

According to the statistics, the global output and consumption of alumina for 2013 were approximately 106.80 million tonnes and approximately 105.13 million tonnes, respectively. The domestic output and consumption of alumina were approximately 49 million tonnes and approximately 51.30 million tonnes, respectively. Imported alumina in the PRC amounted to approximately 3.83 million tonnes in 2013. As of the end of December 2013, the alumina capacity utilization rate of alumina enterprises in the world (inclusive of the PRC) was 79.48%, while that of the PRC was 81.67%.

Business Review

In 2013, the PRC was on a stage of restructuring and transformation. Under the pressure of overcapacity, the market prices of primary products of the Company dropped continuously. Facing severe market situations, the Company adhered to the main course of strategy transformation, market-oriented reform and operation transitions, proactively responded to various difficulties and challenges, adopted a variety of practical and efficient approaches, so as to maintain smooth production and operation and to fulfill the working objectives of turning loss into gain set in the beginning of the year.

1.

The strategy adjustments were steadily pushed forward, and the concept of development became clearer. The Company adjusted the development strategy based on careful analysis of factors such as the overall structural challenges of the aluminum industry and self-development needs with the aim of strengthening the aluminum industry, and insisted on the development of expanding the businesses into the upstream of the industry chain and the higher end of the value chain, actively develop quality bauxite resources and coal resources, develop the core business of alumina, adjust and optimize electrolytic aluminum business, endeavor to improve the comprehensive competitiveness of the Company through market-oriented reforms and business transformation and transformation of scientific results. In the first half of the year, the Company completed transfer of relevant equity interests and the assets of aluminum fabrication enterprises and the alumina production line of of Guizhou Branch. In the second half of the year, the Company completed the transfer of 65% equity interests in Simandou iron ore project in Guinea while the alumina project in Xing County was completed and put into production with mines available for ore extraction. Baotou Aluminum's captive power plant project completed construction in 2014.

2.

The production and operation of the Company ran smoothly, and the quality of its products grew moderately. In 2013, the output of domestic self-owned bauxite mines amounted to 16.24 million tonnes, representing a year-on-year increase of 14.37%, the output of foreign self-owned bauxite mines amounted to 0.89 million tonnes, the output of alumina amounted to 12.14 million tonnes, representing a year-on-year increase of 2.02%, the output of alumina chemicals amounted to 1.72 million tonnes, representing a year-on-year increase of 30.84%, the output of primary aluminum products amounted to 3.84 million tonnes (only output of Jiaozuo Wanfang for four months counted), representing a year-on-year decrease of 9.00%.

3.

The Company strengthened independent innovation and accelerated technological promotion. In 2013, the Company completed 110 technological projects, including 12 projects for technological development, 15 projects for the industrialization, promotion and application of advanced technology as well as 83 projects for basic application. In respect of major technique achievements in key areas, the Company completed the research and development of innovative series process technique for alumina production and the 600kA super capacity electrolysing cell; in the field of electrolytic aluminum, the Company continued to promote the "new structure of cathode steel bar and the magnetohydrodynamics stability technology of electrolysing cell ()"; As for the alumina, the Company implemented the major scientific and technological project, i.e. the "research and industrial application of highly efficient Bayer technology ()" by developing and applying certain practical and innovative technologies and received a Second Class Prize in the 2013 National Progress Award in Science and Technology for this project. By the end of 2013, the Company owned 1,464 patents, including 539 invention patents.

4.

The Company leveraged its leading role in marketing and reduced the cost of marketing and procurement. In 2013, confronted with the critical market condition, the Company advocated innovative trade service models and profit models regarding alumina sale. The capability of market operation and resource allocation was also further strengthened in this respect. By tapping into the potential from various aspects such as upstream and downstream customers, trade and finance, logistics and storage, the Company specifically overcame the stress of oversupply in the market of Southwest region. The sales volume increased by 15% on a year-on-year basis. In respect of electrolytic aluminum sale, the Company was keen to maintain a low inventory level according to the trend of market changes and strived to avert from the impairment risk arising from the continuous fall in prices. In the meantime, the Company tapped into the linage mechanism of future goods and spot goods, which expanded its channels of earnings and resulted in a year-on-year increase of 22% in sale volume. The Company promoted the direct sale of aluminum fluid, resulted in an increase of 34% in the sale volume on a year-on-year basis, and reduced cost expenditures of melting and casting. In 2013, the Company further strengthened efforts on centralized procurement. Firstly, such initiative increased endeavor in bidding and tender and further improved the transparency of centralized purchasing. Secondly, it expanded the scale of centralized management to increase the concentration ratio of the goods procurement of the Company from 40% to 64%, which further strengthened the bargaining power of the Company. Thirdly, it continuously promoted friendly cooperation with strategic partners, which significantly trimmed the purchasing cost and better positioned itself to safeguard supply.

5.

The Company expanded its financing channels to secure funding. In 2013, in respect of financing channels, on the basis of maintaining the indirect financing platform of existing bank loans and direct financing platform of interbank bond market, the Company gave full play to overseas financing and capital usage platform to issue US$350 million senior perpetual securities. In the meantime, it also ensured the security of the capital chain of the Company through carrying out the businesses such as finance leases, factored trade receivables, trust financing and so forth. In respect of optimizing the capital structure, the Company allowed full play to low-cost financing platform of NAFMII to strive for low-cost capital and issued debt financing instruments in a total sum of RMB23,000 million throughout the year. In respect of improving capital utilization efficiency, the Company kept a close watch on the objectives of operating cash flows, strengthened budget management of capital to improve the overall capital efficiency of the Company. Meanwhile, the Company strictly controlled capital expenditures and the yearly capital expenditures (including resources exploration and capital operation) reduced by 36.06% on a year-on-year basis.

6.

The Company aspired to lay foundation for safe production and depend efforts in environmental protection. The scale of the Company was further expanded and the consumption of energy and resources increased accordingly, which exposed the Company to escalating pressure on production safety and environmental protection. In 2013, the Company further strengthened safety, environment, occupational health, energy saving and emission reduction as well as quality control, comprehensively standardized production safety, aligned safety standardization and QHSE management system to lay solid foundation for safe production of the enterprise. In 2013, the Company's emission of SO2 deceased by 1.9% on a year-on-year basis, its emission of COD decreased by 24.05% on a year-on-year basis and newly increased areas of mine rehabilitation reached 2,803 mu.

7.

The Company deepened operational transformation and facilitated management upgrades. In 2013, the Company emphasized the transformation from "being professional" to "being systematic", and from "being micro" to "macro" in the operational transformation. The target of the upgrading of management altered from major entities to auxiliary entities, from branches to workshops and teams. The Company strengthened the daily management of operation transformation, pushed forward an overall coverage of operation transformation in all entities and enterprises and completed a total of 14 CBS modules throughout the year. Through management improvement, the percentage of excellent class alumina increased by 7.49 percentage points as compared with the corresponding period of the preceding year. The consolidated energy consumption decreased by 11.08% as compared with the corresponding period of the preceding year. The consumption of alternating current in aluminum ingot production decreased by 0.81% as compared to the corresponding period of the preceding year. The cost of steam supply of alumina thermoelectricity decreased by 14.49% as compared with the corresponding period of the preceding year. The maintenance expenses of equipment decreased by 8.91% as compared with the corresponding period of the preceding year.

8.

The Company steadily carried forward its market-oriented reform and showcased its enterprising dynamism in a continuous manner. In 2013, the Company further designed the top-down plan for its market oriented reform, formulated Guidance on Deepening the Reform of Human Resources Management in Lanzhou Branch, Baotou Aluminum, Shanxi Huaze, Shanxi Branch and other companies, further optimized market-oriented appointment of general managers of enterprises and the operating team system, increased the proportion of general managers of enterprises through market-oriented appointment and continued to promote responsibility pledge and target responsibility management. Each enterprise held public competition for the positions of middle-level cadres and medium management and implemented various kinds of operational model reform such as contracting, leasing, authorized operation, internal simulative market, analogy to operation of legal person and so forth for the purpose of exploration of stock assets, which strengthened the vitality of operation and management of enterprises. In 2013, the Company started to optimize employee allocation, which further simplified the structure and reduced the staff.

Dividends

The Board did not propose any final dividend for the year ended December 31, 2013 and such proposal was subject to approval of shareholders at the forthcoming 2013 annual general meeting.

Results

For the year ended December 31, 2013, the Group recorded revenue from continuing operations of RMB169,431 million, representing a year-on-year increase of 18.12% while the revenue of the Group from both the continuing operations and the discontinued operation amounted to RMB173,038 million, representing a year-on-year increase of 15.76%. Net profit attributable to owners of the parent and earnings per share attributable to owners of the parent amounted to RMB975 million and RMB0.07 respectively.

Business Outlook and Prospects

In 2014, world economy will continue its trend of slow recovery. Economic growth in the US has picked up speed to a certain degree, and technological innovation has gained new progress, but the monetary policy has turned neutral and the countries with burgeoning markets and the developing countries may be challenged with stagflation. The overall positive trend of Chinese economy remains unchanged, and the acceleration of the new-type urbanization has provided larger room for base material enterprises. The new round of industrial transformation and upgrade has created opportunities for new structural adjustment and industrial shift for enterprises in the traditional industries, but within a short term, the oversupply of the major products of the Company persisted, and the price of the products still hovered at a low level, even went downwards. The operation of the Company still faced great challenges and pressure. In this respect, in 2014, the Company will implement the operating strategy of "keep-fit adjustments" to comprehensively further the Company's internal reform. It will practically study, establish, organize and implement solutions to turnaround in key companies which incurred losses. Following the direction of "consuming, shifting, reorganizing and eliminating batch by batch", it will further the optimization of the allocation of corporate internal resources and the optimization of the deployment of staff. It will strictly implement its cost management and fund management and control, and strictly control funding expenses to emphasize on the enhancement of the Company's major products competitiveness.

1.

Continuously promoting the structural adjustment and accelerating the key project construction. The fundamental solution to get rid of the loss-making situation of the Company is to cultivate new competitive edges. The Company will facilitate the industrial transformation and upgrade, and by integrating and re-organising the internal resources, it will hone its competitive edge and deploy the existing bauxite resources in a reasonable manner and increase the production capacity of the existing alumina enterprises by a proper timing, and prioritise the coal, power network and construction of industrial park of the existing primary aluminum enterprises. It will fully exercise the supportive function of technological innovation and continues to reinforce the research on key technologies and popularize and apply the major technological achievements such as "highly efficient Bayer technology" () and "new cathode steel bar and magnetohydrodynamics stability technology" (), etc., to reduce costs through technical means. It will quicken the construction of key projects to ensure the project of self-supply power plants of Baotou Aluminum, the Duancun-Leigou project of Zhongzhou come into production within the year or make major progresses. It will actively promote the construction of the alumina relocation project of the Guizhou branch and accelerate the construction of the bauxite project in Indonesia and Laos.

2.

Continuously reinforcing benchmarking management and promoting the operational transformations. In order to sharpen the competitive edge of the enterprise in the market, the Company will continuously reinforce the overall benchmarking management, strengthen the sense of market competition and continuously reduce the cost and increase the efficiency to ensure further reduction of the cost of alumina and primary aluminum as compared with last year. Based on the operational transformation, it will strengthen fundamental management. By leveraging on promoting the CBS energy efficiency module, it will further reduce the consolidated energy consumption to guarantee the year-on-year decrease of 60 kWh/tonne in the consumption of aluminum liquid alternating current. It will increase the trade volume and market share in various ways flexibly by fully exerting the function of marketing and procurement and intensifying market analysis and research. By leveraging on the advantages of centralized procurement, joint negotiation and signing of separate contracts, strategic cooperation and the E-commerce procurement platform, it will further the goal of reducing procurement cost.

3.

Promoting reform and innovation on all fronts and keeping boosting the energy of the enterprise. The Company will continue to expand the contents and scope of market-oriented reform and actively explore ways to encourage the shareholding of the management of the Company and the purchase of shares by the employees. For the enterprises which the Company pay special attention to, the Company will take the initiative to introduce the joint-stock reform of various investment bodies that are state-owned, privately-owned and foreign-owned and encourage the transformation of the enterprises. It will actively cooperate with the power generation enterprises upstream and the major clients in the downstream market in form of joint venture or cross-holding to establish a benefit sharing mechanism to strengthen the competitiveness of the enterprises. It will introduce a mechanism where the privately-owned enterprises manage and operate. Based on the work done in 2013, it will continue to facilitate the optimization of the employees.

4.

Facilitating the adjustment and optimization of the enterprises which were suffering from losses and intensifying the clearing of non-performing assets. The Company will accelerate the optimization of the industrial chain of the existing enterprises and tailor-make the policy of each plant so that every enterprise will be well positioned to form a customized solution to maximize the benefit. It will reinforce the clearing of the non-performing assets of the enterprises in the market-oriented philosophy mainly focusing on deployment and disposal as an assisting measure. By combining relocation and renovation, integrated development, subcontracting and leasing, and closing and quitting, the Company accelerated the clearing of the assets which had been suffering from long-time losses and had no hope of turnaround and the less competitive assets.

5.

Strengthening capital management and ensuring capital security. The Company will pay special attention to the maintenance of the existing financing channels. It will reinforce the equity financing and strive to optimize the capital structure. It will hold up to the philosophy of the priority of cash and ensure that we meet the annual goal for the operational cash flow. We will strictly control the capital expenditure in a bid to exercise a stringent control of the growth of the interest-bearing debts. It will actively explore other financing channels and fight for low cost capital through various ways such as project financing, trade financing of foreign currency, syndicated loan and attracting insurance fund, etc. to seek low-cost capital. It will explore new ideas for capital operation and attract external capital through equity diversification and inventory assets joint venture cooperation.

6.

Stressing safety and environmental protection and realising harmonious development. The Company will strictly reinforce the management of safe production and environmental accidents of various kinds, and stick to the principle of never letting go of an accident without checking out the cause and the responsible person or without educating others and working out measures to prevent similar accidents (). Investigation, analysis, prevention and handling for each accident should be done conscientiously and examined strictly. It will continue to fight against the "three breaches" (), i.e. supervision in breach of regulations, operation in breach of regulations and conduct in breach of discipline and strengthen the education and training in a bid to identify and correct the insecure conducts. It will make efforts to conduct thorough check-up for safe production and take a firm grip on the troubleshooting for potential accidents and to enhance the safety from the root. It will reinforce the management of the hidden environmental trouble to ensure that the emission of various pollutants meet the standards. The management will be carried out pursuant to the requirements of the QHSE management system.

In 2014, with the philosophy and means for reform and the courage and measures for innovation, we will summon up our spirit and determination to over come obstacles and difficulties in a bid to create value for the shareholders.

Xiong Weiping
Chairman

Beijing, the PRC
March 18, 2014

Management's Discussion and Analysis of Financial Position and Results of Operations

Development Strategy and Model

The Company is committed to sustain its leadership in the national market. Through the stable promotion of strategic transformation and in-depth structural adjustment, it will optimize the industrial structure and enhance the quality of the assets and profitability by large scales to establish itself as a globally competitive aluminium company.

The Company insists on the development of the forefront of the industrial chain and the high-end of the value chain and actively develop fine quality bauxite and coal resource, mainly develop the core business of aluminium as well as adjust and optimize the electrolytic aluminium business. Leveraging on the market-oriented reform and operational transformation, the Company will rely on the application of technological achievements and uplift the comprehensive competitiveness of the Company.

The following discussion should be read together with the financial information of the Group and its notes included in this results report and other chapters.

BUSINESS SEGMENTS

The Group principally engages in alumina refining, primary aluminum smelting, energy products, aluminum fabrication products production and trading of the related products. On January 23, 2013, the Company acquired Chalco Ningxia Energy Group Co., Ltd. (hereinafter referred to as "Ningxia Energy"), therefore, the Group newly engaged in energy segment in 2013. On June 27, 2013, the Company disposed its aluminum fabrication segment, therefore the aluminum fabrication segment was not included in the Group's results since June 27, 2013. In accordance with International Financial Reporting Standards, the aluminum fabrication segment was classified as discontinued operation and the operating results of the aluminum fabrication segment had been presented as discontinued operation in the consolidated statement of comprehensive income for the year ended December 31, 2013. The comparative figures in the consolidated statement of comprehensive income and related notes were restated accordingly to reflect the reclassification between continuing operations and discontinued operation. Therefore, the restated comparative figures were applied for relevant analysis in the section of "Management's Discussion and Analysis of Financial Position and Results of Operations". Details of discontinued operation are disclosed in Note 6 to the consolidated financial statements. Business segments comprise:

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina to the Group's internal aluminum plants and external customers outside the Group. This segment also includes the production and sales of chemical alumina and metal gallium.

Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and selling them to the Group's internal aluminum fabrication plants and external customers outside the Group. This segment also includes the production and sales of carbon products, aluminum alloy products and other aluminum products.

Aluminum fabrication segment, which consists of procuring primary aluminum, other raw materials, supplemental materials and electricity power, and further processing primary aluminum for the aluminum fabrication products and sales of seven main aluminum fabricated materials, including casts, planks, screens, extrusions, forges, powder and die castings. The aluminum fabrication segment has ceased to be a business segment of the Group since June 27, 2013.

Trading segment, which consists of the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, crude fuels such as coal products, as well as supplemental materials to the internal manufacture plants and external customers in the PRC.

Energy segment, which is mainly engaged in the research, development, production and operation of energy products. The major business consists of coal, electricity generation from coal, wind power and photovoltaic power, new energy equipment production, construction and operation of the integrated solution of coal power supply with its aluminum business, etc. Among its major products, coals are sold to the internal manufacturers of the Group and external customers while electricity is supplied to our own operations or sold to local grid companies.

Corporate and other operating segments, which include corporate and other aluminum-related corporate research and development activities and others.

RESULTS OF OPERATIONS

The Group's net profit attributable to the owners of the parent for 2013 was RMB975 million, representing a significant increase of 111.84% as compared to RMB8,234 million of net loss in 2012. This was mainly attributable to the Group's strict control of cost and expenses in every aspect, and efforts in enhancement of the gross profit of its major businesses. Besides, the Group recognised gain on the acquisition of Ningxia Energy and its operating profit, gain on deemed disposal of the equity interests in Jiaozuo Wanfang, gain from the disposal of equity interests and assets in aluminum fabrication segment, gain from disposal of alumina production line of Guizhou Branch and gain from disposal of the equity interest in Chalco Iron Ore.

REVENUE

The Group's revenue generated from continuing operations in 2013 was RMB169,431 million, representing an increase of RMB25,994 million or 18.12% from RMB143,437 million in 2012. This was mainly attributable to the increase in external trading volume of the Group, and the newly added revenue of coal and electricity contributed by Ningxia Energy, the newly acquired subsidiary.

COST OF SALES

Cost of sales of the Group from continuing operations was RMB166,680 million in 2013, representing an increase of RMB23,254 million or 16.21% from RMB143,426 million in 2012, which was 2 percentage points lower than the growth in revenue from continuing operations. The increases of cost of sales was mainly attributable to the increase in the external trading volume of the Group, and the newly added cost of sales of coal and electricity contributed by the newly acquired subsidiary of Ningxia Energy. However, as the Group strictly controlled the cost and expenses in various aspects, the production cost of the principal products fell to some extent as compared with the corresponding period of the preceding year.

In 2013, the production cost of alumina, the major product of the Group, fell by 9.39% as compared with those of 2012. In particular, through operational transformation and strengthening of fundamental management, the fall in consumption of raw materials and fuel drove the cost to decrease by 5.43%.

In 2013, the production cost of primary aluminum, the major product of the Group, fell by 5.72% as compared with those of 2012. The decrease was mainly attributable to the drop of price in raw materials.

SELLING AND DISTRIBUTION EXPENSES

The Group's selling and distribution expenses from continuing operations in 2013 were RMB1,859 million, representing an increase of RMB25 million or 1.36% from RMB1,834 million in 2012. Excluding the selling and distribution expenses of newly acquired subsidiary of Ningxia Energy, the selling and distribution expenses decreased by 2.7% as compared to those in 2012, which was mainly attributable to the Group's strict control of the cost and expenses in various aspects.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses from continuing operations in 2013 of the Group were RMB2,947 million, representing an increase of RMB197 million or 7.16% from RMB2,750 million in 2012. Excluding the general and administrative expenses of the newly acquired subsidiary of Ningxia Energy, the general and administrative expenses decreased by 4.64% as compared to those in 2012, which was mainly attributable to the Group's strict control of the cost and expenses in various aspects.

OTHER GAINS, NET

In 2013, other net gain of the Group from continuing operations was RMB7,399 million, representing an increase of RMB7,416 million as compared to other net loss of RMB17 million in 2012. This was mainly attributable to the gain from disposal of equity interests in Chalco Iron Ore, gain from capital operation from acquisition of Ningxia Energy, gain from deemed disposal of equity interests in Jiaozuo Wanfang and gain from transfer of alumina production line of Guizhou Branch.

Given the major factors described as above, the Group's operating profit from continuing operations was RMB5,456 million in 2013, representing an increase of RMB9,516 million from the operating loss of RMB4,060 million in 2012.

FINANCE COSTS, NET

The Group's net finance costs from continuing operations in 2013 were RMB5,233 million, representing an increase of RMB1,172 million or 28.86% from RMB4,061 million in 2012. This was mainly attributable to the significant increase in scale of interest-bearing borrowings as compared to those in 2012 due to the consolidation of Ningxia Energy during the year. Excluding the finance costs of the newly acquired subsidiary of Ningxia Energy, the finance costs was basically in line with those of 2012.

SHARE OF PROFITS OF JOINT VENTURES AND ASSOCIATES

In 2013, the Group's share of profits of joint ventures and associates from continuing operations amounted to RMB661 million, representing an increase of RMB368 million from RMB293 million in 2012, primarily due to newly added share of profits of joint ventures and associates as a result of the consolidation of Ningxia Energy.

INCOME TAX

The Group's income tax expense from continuing operations in 2013 was RMB340 million, representing an increase of RMB711 million from negative RMB371 million in 2012. This was mainly attributable to the fact that the Group had not yet recognised deferred tax assets related to the tax loss generated in 2013 while certain deferred tax assets recognised in previous years were written down.

DISCUSSION OF SEGMENT OPERATIONS

ALUMINA SEGMENT

Revenue

The Group's revenue from the alumina segment in 2013 was RMB33,980 million, representing an increase of RMB2,134 million or 6.70% from RMB31,846 million in 2012.

The revenue from internal sales of the alumina segment in 2013 was RMB27,276 million, representing a decrease of RMB893 million or 3.17% from RMB28,169 million in 2012.

The revenue from external sales of the alumina segment in 2013 was RMB6,704 million, representing an increase of RMB3,027 million or 82.32% from RMB3,677 million in 2012. It was mainly attributable to the change of the revenue from product sales to Jiaozuo Wanfang from internal revenue of the Group to revenue from external sales, and the increase in the revenue from other businesses.

Segment Results

The Group's loss in the alumina segment in 2013 was RMB1,801 million, representing a decrease of RMB1,944 million or 51.91% from the loss of RMB3,745 million in 2012.

PRIMARY ALUMINUM SEGMENT

Revenue

The Group's revenue from the primary aluminum segment in 2013 was RMB49,953 million, representing a decrease of RMB8,083 million or 13.93% from RMB58,036 million in 2012.

The revenue from internal sales of the primary aluminum segment in 2013 was RMB18,068 million, representing a decrease of RMB5,447 million or 23.16% from RMB23,515 million in 2012.

The revenue from external sales of the primary aluminum segment in 2013 was RMB31,885 million, representing a decrease of RMB2,636 million or 7.64% from RMB34,521 million in 2012.

Segment Results

The Group's loss in the primary aluminum segment in 2013 was RMB2,792 million, representing a decrease of RMB293 million or 9.50% from the loss of RMB3,085 million in 2012.

TRADING SEGMENT

Revenue

The Group's revenue from the trading segment in 2013 was RMB137,283 million, representing an increase of RMB19,988 million or 17.04% from RMB117,295 million in 2012.

The revenue from internal sales of the trading segment was RMB11,992 million in 2013, representing a decrease of RMB424 million or 3.41% from RMB12,416 million in 2012

The revenue from external sales of the trading segment was RMB125,292 million in 2013, representing an increase of RMB20,413 million or 19.46% from RMB104,879 million in 2012, among which, the revenue from the external sales of self-produced products was RMB31,515 million, whereas the revenue from the external sales of products from external suppliers was RMB93,777 million.

Segment Results

The profit in the trading segment of the Group was RMB547 million in 2013, representing an increase of RMB109 million or 24.89% from the profit of RMB438 million in 2012.

ENERGY SEGMENT

Revenue

The Group's revenue from the energy segment in 2013 was RMB5,159 million, which was mainly attributable to the revenue from sales of coal and electricity by the newly acquired subsidiary of Ningxia Energy.

Segment Results

The profit in the energy segment of the Group was RMB949 million in 2013, which was mainly attributable to the capital gain on the acquisition of Ningxia Energy and its operating profit contributed by the newly acquired subsidiary of Ningxia Energy.

CORPORATE AND OTHER OPERATING SEGMENTS

Revenue

The Group's revenue from the corporate and other operating segments in 2013 was RMB789 million, representing an increase of RMB457 million or 137.65% from RMB332 million in 2012.

Segment Results

The Group's segment profit from the corporate and other operating segments in 2013 was RMB4,168 million, representing an increase of RMB5,693 million from the loss of RMB1,525 million in 2012, mainly attributable to the gain from deemed disposal of equity interests in Jiaozuo Wanfang and gain on disposal of equity interests in Chalco Iron Ore.

STRUCTURE OF ASSETS AND LIABILITIES

Current Assets and Liabilities

As of December 31, 2013, the Group's current assets amounted to RMB63,065 million, representing an increase of RMB14,049 million from RMB49,016 million as of the beginning of the year, mainly attributable to the receivables from the disposal of the equity interests in Chalco Iron Ore, the disposal of equity interests and assets of aluminum fabrication segment and the disposal of the assets of alumina production line of Guizhou Branch.

As of December 31, 2013, the Group's cash and cash equivalents amounted to RMB11,382 million, representing an increase of RMB2,318 million from RMB9,064 million as of the beginning of the year.

As of December 31, 2013, the Group's net balance of inventories amounted to RMB23,536 million, representing a decrease of RMB2,060 million from RMB25,596 million as of the beginning of the year, primarily due to the acceleration in the turnover of inventories.

As of December 31, 2013, the Group's current liabilities amounted to RMB96,738 million, representing an increase of RMB12,885 million from RMB83,853 million as of the beginning of the year, primarily due to the increase in short-term borrowings and payables for replenishment of working capital of the Group.

As of December 31, 2013, the current ratio of the Group was 0.65, representing an increase of 0.07 from 0.58 as of the beginning of the year, and the quick ratio was 0.41, representing an increase of 0.13 from 0.28 as of the beginning of the year.

Non-current Liabilities

As of December 31, 2013, the Group's non-current liabilities amounted to RMB49,067 million, representing an increase of RMB11,675 million from RMB37,392 million as of the beginning of the year, primarily due to the newly added non-current liabilities such as long-term loans from the newly acquired subsidiary of Ningxia Energy.

As of December 31, 2013, the debt to asset ratio of the Group was 73.08%, representing an increase of 3.8 percentage points from 69.28% as of the beginning of the year.

MEASUREMENT OF FAIR VALUE

The Group strictly established the procedures for recognition, measurement and disclosure of fair value in accordance with the requirements on fair value under the relevant accounting standards, and took responsibility for the truthfulness of the measurement and disclosure of fair value. As of December 31, 2013, except that its financial assets and liabilities at fair value through profit or loss are accounted at fair value, others are stated at historical cost.

As of December 31, 2013, the foreign currency forward contracts held by the Group, which were accounted for as financial asset at fair value through profit or loss, decreased by RMB3 million as compared with those of 2012, of which the changes was recognised as loss in fair value changes. The amount of the commodity futures contracts decreased by RMB6 million as compared with those of 2012, of which the change was recognised as loss in fair value changes. The amount of the Group's commodity futures contracts accounted for as financial liability at fair value through profit or loss were RMB0.2 million, representing a decrease of RMB12 million as compared with those of 2012. The RMB4 million of decrease after deducting the decrease in aluminum fabrication segment of RMB8 million, was recognised as gains in the fair value changes. The newly introduced option contracts during the year amounted to RMB1.7 million.

PROVISION FOR INVENTORY IMPAIRMENT

As at December 31, 2013, the Group assessed the net realisable value of its inventories. For the inventory relevant to aluminum products, the assessment was made with comprehensive consideration of the coordination scheme of the production and sales between alumina enterprises and aluminum smelting enterprises within the Group, and the factors including the financial budget, turnover period of inventory, the purpose of the Company to hold the inventory and the influence of events subsequent to the balance sheet date, the assessment was made on the net realisable value of its inventories based on the estimated selling price of the finished goods available for sale. For the inventory held by the energy segment, after comprehensively considering the cooperative scheme on production and sale along the chain of the photovoltaic industry, the Group unanimously calculated with the market price for the most immediate period. The net realisable value of the inventory which was not sold after the period was evaluated at the market price of the finished goods less the cost and expenses required for the whole process of a product to be ready for sale.

As of December 31, 2013, the provisions for inventory impairment for inventories held by the Group amounted to RMB1,378 million, representing a decrease of RMB29 million as compared with the provisions for inventory impairment of RMB1,407 million at the end of 2012. The decrease was caused by increase in net provisions and reversal of RMB989 million, the addition of RMB180 million from the consolidation of Ningxia Energy, the written-off for the period of RMB1,019 million, and the decrease of RMB179 million from loss of control over Jiaozuo Wanfang, disposal of the equity interests and assets of the aluminum fabrication segment and disposal of the alumina production line of Guizhou branch.

The Company has always adopted the same approach to determine the net realisable value of the inventories and the provisions of inventories impairment on a consistent basis for the relevant accounting policy.

CAPITAL EXPENDITURES, CAPITAL COMMITMENTS AND INVESTMENT UNDERTAKINGS

For the year ended December 31, 2013, the Group's accumulated project investment expenditures (exclude equity-interest investment) amounted to RMB9,906 million, which mainly consisted of investments in energy saving and consumption reduction, environmental protection, resources acquisition and technological research and development.

As of December 31, 2013, the Group's capital commitment of property, plant and equipment investment amounted to RMB46,385 million, of which those contracted but not provided amounted to RMB4,877 million and those authorised but not contracted amounted to RMB41,508 million.

As of December 31, 2013, the Group's external investment undertakings amounted to RMB527 million (excluding the capital commitments to subsidiaries), comprised mainly of the capital contributions of RMB320 million, RMB197 million and RMB10 million to Hua Neng Ningxia Energy Co., Ltd. (), Ningxia Da Tang International Dam Power Co., Ltd. () and Xingshengyuan Coal , respectively.

CASH AND CASH EQUIVALENTS

As of December 31, 2013, the Group's cash and cash equivalents amounted to RMB11,382 million, including foreign currency deposits of RMB230.72 million, RMB9.92 million, RMB7.38 million, RMB2.50 million and RMB0.49 million denominated in US dollars, Hong Kong dollars, Euro, Australian dollars and Indonesian Rupiah, respectively.

CASH FLOWS FROM OPERATING ACTIVITIES

In 2013, the Group's cash flows generated from operating activities were net inflows of RMB8,251 million, representing an increase of RMB7,129 million from the net inflows of RMB1,122 million in 2012, mainly attributable to the sharp decline in losses through intensified internal management as well as the significant increase in cash flows from operating activities by implementing lean management to the cash flows.

CASH FLOWS FROM INVESTING ACTIVITIES

In 2013, the Group's cash flows generated from the investing activities were net outflows of RMB7,686 million, representing a decrease of RMB15,467 million from the net cash outflows of RMB23,153 million in 2012, mainly attributable to the Group cut its external investment, received the proceeds from disposal of the equity interests, assets and loans of Aluminum Fabrication Segment, and received the proceeds from disposal of Alumina Production Line of Guizhou branch, which resulted in the significant decline in cash outflows.

CASH FLOWS FROM FINANCING ACTIVITIES

In 2013, the Group's cash flows generated from financing activities were cash inflows of RMB1,758 million, representing a decrease of RMB18,671 million from the net inflows of RMB20,429 million in 2012, mainly attributable to the increase in the cash flows from operating activities during the year as well as the decrease in investment expenditures and demands for external debt financing.

Report of the Board

The Board hereby submits the Report of the Board together with the audited financial statements for the year ended December 31, 2013.

Principal Activities

The Group is the largest producer of alumina and primary aluminum in the PRC. The Group is principally engaged in mining of bauxite, production and sales of alumina and primary aluminum. The Group is also engaged in operating of coal and electricity businesses as well as trading of non-ferrous metal products from external suppliers. The scope of business of the Group includes the development of bauxite-related resources, the production, fabrication and distribution of bauxite, carbon and other smelted products.

Financial Summary

The results of the Group for the year ended December 31, 2013 are set out in the consolidated statement of comprehensive income on pages 126 to 127. A five-year financial summary of the Group is set out on pages 8 to 14.

Dividend

The Board recommended no distribution or payment of final dividend for the year ended December 31, 2013.

Total dividends paid during the preceding two years are as follows:

	2013	2012

Total dividends paid: (RMB million)	nil	nil
Percentage to profits attributable to
holders of the interests of the Company: (%)	nil	nil

Share Capital

Details of the share capital of the Company are set out in Note 20 to the consolidated financial statements.

Debentures

Details of debentures of the Company are set out in Note 22 to the consolidated financial statements.

Reserves

Movements in the reserves of the Group and of the Company during the year are set out in the consolidated statement of changes in equity on pages 128 to 129 and Note 21 to the consolidated financial statements, respectively.

Property, Plant and Equipment

Details of the movements in property, plant and equipment of the Group and of the Company are set out in Note 8 to the consolidated financial statements.

Distributable Reserves

Pursuant to Article 184 of the Articles of Association of the Company (the "AOA"), where there are differences between the PRC accounting standards and the International Financial Report Standards, the distributable reserves for the relevant period shall be the lesser of the amounts shown in the two different financial statements. As such, as of December 31, 2013, the distributable reserves of the Company amounted to approximately RMB869 million.

Use of Proceeds

During the year, the Company did not raise any proceeds or use any proceeds brought forward from previous periods.

Use of Non-proceeds

During the year, the uses of non-proceeds are set out as follows:

(1)

The alumina project of Shanxi Huaxing Alumina in Xing County: Investment in project construction amounted to RMB4,621 million, and by the end of 2013, RMB3,444 million of capital expenditure had been incurred.

(2)

The Baotou Aluminum captive power plant: Investment in project construction amounted to RMB2,715 million, and by the end of 2013, RMB1,552 million of capital expenditure had been incurred. The project is expected to be completed in August 2014, with an electricity production capacity for electrolytic aluminum production of 3.928 billion kWh.

(3)

The mining project of Zhongzhou for the bauxite at Duancun-Leigou: Investment in project construction amounted to RMB1,358 million, and by the end of 2013, RMB384 million of capital expenditure had been incurred. The project is expected to commence production in December 2015 with 1.60 million tonnes of additional production capacity of bauxite.

Pre-emptive Rights

Pursuant to the AOA and the PRC laws, there are no pre-emptive rights that require the Company to offer new shares to its existing shareholders on a pro-rata basis.

Donations

The Group had donated approximately RMB14.60 million during the year (2012: approximately RMB18.59 million).

Litigation and Contingent Liabilities

(a)	Litigation

There was no significant litigation pending during the year which was required to be disclosed.

(b)	Contingent Liabilities

There was no significant contingent liabilities during the year which were required to be disclosed.

Directors and Supervisors

In the annual general meeting of 2012 held on June 27, 2013 and the first extraordinary general meeting of 2013 held on August 30, 2013, the fifth session of the Board and the shareholder representative supervisors of the fifth session of the Supervisory Committee were elected. The representatives of the staff from the headquarter and the subsidiaries of the Company have elected the employee representative Supervisors of the fifth session of the Supervisory Committee of the Company.

During the reporting period, the Board and Supervisory Committee of the Company comprise:

Executive Directors

Xiong Weiping	re-appointed on June 27, 2013
Luo Jianchuan	re-appointed on June 27, 2013
Liu Xiangmin	re-appointed on June 27, 2013
Jiang Yinggang	appointed on June 27, 2013

Non-executive Directors

Liu Caiming	redesignated to a Non-executive Director on March 8, 2013; resigned on March 18, 2014;
Wangjun	appointed on June 27, 2013
Shi Chungui	resigned on June 27, 2013;
Lv Youqing	resigned on June 27, 2013;

Independent non-executive Directors

Wu Jianchang	appointed on June 27, 2013
Ma Si-hang, Frederick	appointed on June 27, 2013
Wu Zhenfang	appointed on August 30, 2013
Zhang Zhuoyuan	resigned on June 27, 2013;
Wang Mengkui	resigned on June 27, 2013;
Zhu Demiao	resigned on June 27, 2013;

Supervisors

Zhao Zhao	appointed on June 27, 2013
Yuan Li	re-appointed on June 27, 2013
Zhang Zhankui	re-appointed on June 27, 2013
Ao Hong	resigned on June 27, 2013;

Profiles of the current Directors and Supervisors are set out on pages 17 to 20.

Directors' and Supervisors' Service Contracts and Remuneration

Pursuant to Articles 104 and 145 of the AOA, the term of office for a Director or a Supervisor is three years, subject to re-election. Each Director and Supervisor has therefore entered into a service contract with the Company for a term of three years, but such service contracts are not terminable by the Company within one year without payment of compensation (other than statutory compensation). Details of the Directors' and Supervisors' remunerations and remunerations of the five highest paid individuals are set out in Note 32 to the consolidated financial statements. For the year ended December 31, 2013, there were no arrangements under which any Director or Supervisor of the Company had waived or agreed to waive any remuneration.

Interests of Directors, Chief Executive and Supervisors in Shares of the Company and Its Associated Corporations

During the year ended December 31, 2013, none of the Directors, Chief Executive, Supervisors or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO), which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code").

During the year ended December 31, 2013, none of the Directors, Chief Executive, Supervisors, senior management or their respective spouses or children under eighteen was given any right to acquire shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

Interests of Directors and Supervisors in Contracts

For the year ended December 31, 2013, none of the Directors or Supervisors had any material direct or indirect interest in any contract of significance to which the Company or any of its subsidiaries was a party.

Employees and Pension Schemes

As of December 31, 2013, the Group had 90,207 employees. The remuneration of the employees includes the salaries, bonuses, subsidies, allowances and medical care, housing subsidies, child care, unemployment, occupational injury, retirement pension and other benefits.

In accordance with applicable PRC regulations, the Company has currently enrolled in pension schemes organized by various provincial and municipal governments, under which each of the Company's plants is required to contribute a percentage of its employees' salaries, bonuses and various allowances to the retirement pension fund. The percentage of the contribution in the employees' salaries is around 20%.

Repurchase, Sale and Redemption of the Company's Shares

The Company did not redeem any of its shares during 2013. Neither the Company nor any of its subsidiaries purchased or sold any of its listed securities during 2013.

Management Contracts

No contracts concerning the management or administration of the whole or any substantial part of the business of the Company were entered into or subsisted during the year.

Major Customers and Suppliers

For the year ended December 31, 2013, not more than 30% of the Company's total sales were attributable to the five largest customers of the Company.

For the year ended December 31, 2013, not more than 30% of the Company's total cost of sales was attributable to the raw materials provided to the Company by the five largest suppliers of the Company.

Code on Corporate Governance

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Nomination Committee, the Terms of Reference of the Remuneration Committee, the Terms of Reference of the Supervisory Committee and the Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Specific Employees form the framework for the code of corporate governance of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents, except for the principle regarding segregation of the roles of Chairman and Chief Executive Officer, have incorporated the principles and code provisions in the Code on Corporate Governance (the "CG Code") as set out in Appendix 14 of the Hong Kong Listing Rules and the Guidelines of the Shanghai Stock Exchange for Internal Control of Listed Companies (the "Internal Control Guidelines").

The Code Provision A.2.1 of CG Code provided that (among other things) the roles of Chairman and Chief Executive Officer should be separated and should not be performed by the same individual. In the past, the roles of Chairman and Chief Executive Officer of the Company were assumed by the same person. For the needs of the Company's operation and management, the Board considered and approved the resolution in relation to the cancellation of the position of Chief Executive Officer of the Company with effect from the conclusion of the Board Meeting on May 9, 2013. Therefore, the Company has been in compliance with the requirements under the Code Provision A.1.2 of CG Code.

Audit Committee

The written terms of reference in relation to the authorities and duties of the Audit Committee were prepared and adopted in accordance with and with reference to "A Guide for the Formation of an Audit Committee" published by the Hong Kong Institute of Certified Public Accountants and Rule 10A-3 of U.S. Securities and Exchange Commission.

The consolidated financial statements of the Company for the year ended December 31, 2013 have been reviewed by the Audit Committee of the Company.

Auditors

The financial statements have been audited by Ernst & Young.

The Company has appointed Ernst & Young as its auditor in 2013.

Ernst & Young retired and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual meeting.

Xiong Weiping
Chairman

Beijing, the PRC
March 18, 2014

Report of the Supervisory Committee

Dear Shareholders,

On behalf of the Supervisory Committee of Aluminum Corporation of China Limited, I hereby submit to the Annual General Meeting a report on the work of the Supervisory Committee for the past year.

During the year, the Supervisory Committee convened the Supervisory Committee meetings on a regular basis and from time to time, and attended the Company's general meetings and Board meetings in accordance with powers and duties provided by the Company Law and the Articles of Association. Through focusing on the adaption to the Company's continuous changes in the process of development, the enhancement of its operating transparency and standardization, the establishment of a trustworthy corporate image for the Company in the capital market and, in particular the effective protection of interests of investors, especially interests of small and medium-sized investors, the Supervisory Committee comprehensively debriefed reports on the Company's production, operation, investment, finance, etc., while supervising the material decision-making process of the Company.

1.	Members of the Supervisory Committee

The fourth session of the Supervisory Committee of the Company comprised of 3 members, namely Mr. Ao Hong, Mr. Yuan Li and Mr. Zhang Zhankui, with Mr. Ao Hong serving as the chairman thereof. Among the members in the fourth session of the Supervisory Committee of the Company, Mr. Ao Hong and Mr. Zhang Zhankui were Supervisors representing the shareholders, whereas Mr. Yuan Li was an employee-representative Supervisor. On June 27, 2013, the 2012 annual general meeting was convened by the Company, upon the conclusion of which, the term of all Supervisors in the fourth session of the Supervisory Committee expired and the fifth session of the Supervisory Committee was duly established. The fifth session of the Supervisory Committee of the Company comprises three members, namely Mr. Zhao Zhao, Mr. Yuan Li and Mr. Zhang Zhankui with Mr. Zhao Zhao serving as the chairman of thereof. Among the members in the fifth session of the Supervisory Committee of the Company, Mr. Zhao Zhao and Mr. Zhang Zhankui are Supervisors representing the shareholders, whereas Mr. Yuan Li is an employee-representative Supervisor. The term of all members in the fifth session of the Supervisory Committee of the Company will expire at the conclusion of the Company's 2015 annual general meeting.

2.	Supervisory Committee Meetings

During the year, five meetings were held by the Supervisory Committee of the Company, including three on-site meetings and two meetings by means of written resolution, and a total of 8 resolutions were considered and approved.

The twelfth meeting of the fourth session of the Supervisory Committee of the Company was held on March 27, 2013, with three Supervisors attending the meeting (3 persons with valid votes), which was in accordance with the requirements of the Companies Law and the Articles of Association. The meeting considered and approved the 2012 annual report, the 2012 Work Report of the Supervisory Committee, the 2012 Assessment Report on Internal Control and the 2012 Corporate Social Responsibility Report.

The thirteenth meeting of the fourth session of the Supervisory Committee of the Company was held by means of written resolution on April 26, 2013. Three Supervisors attended the meeting, with 3 valid votes, which was in accordance with the requirements of the Companies Law and the Articles of Association. The meeting considered and approved the 2013 First Quarterly Financial Report of the Company.

The first meeting of the fifth session of the Supervisory Committee of the Company was held on June 27, 2013. Three Supervisors attended the meeting, with 3 valid votes, which was in accordance with the requirements of the Companies Law and the Articles of Association. Mr. Zhao Zhao was elected as the chairman of the fifth session of the Supervisory Committee of the Company at the meeting.

The second meeting of the fifth session of the Supervisory Committee of the Company was held on August 30, 2013. Three Supervisors attended the meeting with 3 valid votes, which was in accordance with the requirements of the Companies Law and the Articles of Association. The meeting considered and approved the 2013 Interim Financial Report of the Company.

The third meeting of the fifth session of the Supervisory Committee of the Company was held by means of written resolution on October 30, 2013. Three Supervisors attended the meeting, with 3 valid votes, which was in accordance with the requirements of the Companies Law and the Articles of Association. The meeting considered and approved the 2013 Third Quarterly Financial Report of the Company.

3.	Major Duties of the Supervisory Committee and its Independent Opinion

During the reporting period, the Supervisory Committee of the Company performed its duties in a diligent manner in accordance with the functions and duties conferred by the Company Law and the Articles of Association.

(I)	Inspection of Implementation of Resolutions of the General Meetings

Members of the Supervisory Committee attended the general meetings and Board meetings as observers. No objection had been made to the reports and proposals submitted by the Board to the general meetings for consideration. The Supervisory Committee exercised supervision and inspection on implementation of the general meetings' resolutions by the Board, the Directors and the senior management. The Supervisory Committee is of the opinion that the Directors and management of the Company have diligently discharged their responsibilities in accordance with the resolutions approved by the general meetings. None of the Directors and management of the Company was found to have violated any laws or regulations or Articles of Association nor taken any act which jeopardized the interests of the Company and shareholders in discharging their duties up to present.

(II)	Inspection of Legal Compliance of the Company's Operations

The Supervisory Committee exercised supervision in routine work over the legal compliance and legality of the Company's operation and management. It has also exercised supervision over the work performance of the Company's Directors and senior management. The Supervisory Committee is of the opinion that the legal compliance of the Company's operation, together with its business and decision-making procedures, have complied with the relevant provisions of the Company Law and the Articles of Association; the Directors and senior management of the Company have discharged their duties according to the principle of diligence and good faith; and no violations of any laws, regulations or the Articles of Association and damages to the interests of the Company have been found during the discharging of duties by the abovementioned staffs during the reporting period.

(III)	Inspection of the Company's Financial Activities

During the year, the Supervisory Committee cautiously reviewed the financial statements of each period, and supervised and inspected the Company's implementation of relevant financial policies and legislation as well as details on the Company's assets, financial income and expenditure and related parties transactions. It is of the opinion that the operating results achieved by the Company were true and all the related parties transactions were entered into on a fair basis. The financial reports of the Company truly reflected the financial position and operating results of the Company. The preparation and review procedures for the reports were in compliance with the requirements of laws and regulations, the Articles of Association and the Company's internal control system. Information on the significant events of the Company over the past year has been disclosed pursuant to relevant regulations. The preparation and disclosure of information of the Company were strictly in accordance with the principles of truthfulness, timeliness, accuracy, completeness and fairness. The Supervisory Committee approved the audit report on the financial statements of the Company as issued by Ernst & Young, the international auditor, and Ernst & Young Hua Ming LLP, the domestic auditor.

(IV)	Inspection of the Utilization of Proceeds Raised by the Company

During the reporting period, the Company had no proceeds raised or funds brought forward from previous periods.

(V)	Inspection of the Acquisitions and Disposals of the Company's Assets

The Supervisory Committee is of the opinion that during the year, the consideration for the acquisition and disposal of assets by the Company was fair, without insider dealings and acts impairing the interests of the shareholders or leading to a loss in the Company's assets.

(VI)	Inspection of Connected Transactions of the Company

During the reporting period, the procedures for entering into connected transactions by the Company were in compliance with the requirements under the Hong Kong Listing Rules. The information on connected transactions was timely and sufficiently disclosed and the contracts of connected transactions observed the principles of fairness and integrity, without acts impairing the interests of the shareholders and the Company.

(VII)	Review of Self-assessment Report on Internal Control

During the reporting period, the Supervisory Committee attended work meetings of the Audit Committee of the Board held respectively in March and August and listened to reporting in respect of the Company's internal control and examination and fully performed its role of guidance and supervision. The Supervisory Committee reviewed "2013 Assessment Report on Internal Control of the Company" and the "Working Papers of Directors Assessment on the Internal Control of the Company", and is of the opinion that the Company has established and improved sound internal control systems applicable to the Company at all levels in accordance with the requirements of the "Basic Principles of Corporate Internal Control" and the "Guidelines on Internal Control for Companies Listed in Shanghai Stock Exchange", thereby ensuring that all business activities of the Company are carried out in a standardized and orderly manner and guaranteeing the security and integrity of the Company's assets. The Supervisory Committee is of the view that the self-assessment on the internal control of the Company is comprehensive, true and accurate in reflecting the status quo therein.

In 2014, the Supervisory Committee will continue to diligently perform the duties of the Company's standing supervisory body in accordance with the powers and responsibilities conferred by the Articles of Association. The Supervisory Committee will perform the duty of supervising the Company in such aspects as operation, information disclosure, connected transactions, financial report and so forth. The Supervisory Committee will also be responsible for the supervision on the Board and its members and the senior management members of the Company, so as to prevent them from abusing their powers and authorities to infringe the lawful rights and interests of the shareholders, the Company and its staff.

By Order of the Supervisory Committee
Zhao Zhao
Chairman of the Supervisory Committee

Beijing, the PRC
March 18, 2014

Report on Corporate Governance and Internal Control

Code on Corporate Governance

The AOA, the terms of reference of the Audit Committee, the terms of reference of the Remuneration Committee, the terms of reference of the Nomination Committee, the terms of reference of the Supervisory Committee and the Codes on Securities Dealings by Directors, Supervisors and Specified Employees, which constitute the framework for the codes on corporate governance of the Company. The Board believes that, save for the previous overlapping of the roles of Chairman and CEO being performed by the same person, the internal corporate governance documents of the Company are more stringent than the CG Code and the Internal Control Guidelines in the following areas:

1.

In addition to the Audit Committee, Remuneration Committee and Nomination Committee, the Company has also established the Development and Planning Committee and Occupational Health and Safety and Environment Committee.

2.

All members of the Audit Committee are independent non-executive Directors, of whom Mr. Ma Si-hang, Frederick, the Chairman, possesses extensive professional experience in finance, auditing and capital management and is the financial expert of the Board.

The Board of the Company has reviewed its corporate governance documents and Internal Control Guidelines, and is of the view that, except the overlapping roles of Chairman and Chief Executive Officer was performed by the same person, the Company has been in compliance with the code provisions in the CG Code and the Internal Control Guidelines. The Code Provision A.2.1 of CG Code provided that (among other things) the roles of Chairman and Chief Executive Officer should be separated and should not be performed by the same individual. There used to be overlapping of the rules of Chairman and CEO being performed by the same person of the Company. For the needs of the Company's operation and management, the Board considered and approved the resolution in relation to the cancellation of the position of Chief Executive Officer of the Company with effect from the conclusion of the Board Meeting on May 9, 2013. Therefore, the Company has been in compliance with the requirements under the Code Provision A.2.1 of CG Code.

Securities Dealings by the Directors, Supervisors and Relevant Employees

The Board has formulated written guidelines on securities dealings by the Directors, Supervisors and relevant employees of the Company, the terms of which are more stringent than the required standards set out in the Model Code under Appendix 10 of the Hong Kong Listing Rules and the Listing Rules of the Shanghai Stock Exchange. After a specific enquiry by the Company, all Directors, Supervisors and relevant employees have confirmed their compliance with the required standards set out in the written guidelines.

The Board

During the year, the fifth session of the Board of the Company consists of nine Directors, with four Executive Directors, namely Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang, two non-executive Directors, namely Mr. Liu Caiming (resigned on march 18, 2014) and Mr. Wang Jun, and three independent non-executive Directors, namely Mr. Wu Jianchang, Mr. Ma Shi-hang, Frederick and Mr. Wu Zhenfang. Mr. Xiong Weiping is the Chairman.

As at the date of this report, the terms of the Non-executive Directors are as follows:

Whether allowed to be
re-appointed upon
	Commencement date	Expiry date	expiry of the term

Wang Jun	June 27, 2013	Date of the 2015 annual	Allowed to be re-appointed
general meeting
Wu Jianchang	June 27, 2013	Date of the 2015 annual	Allowed to be re-appointed
general meeting
Ma Shi-hang,	June 27, 2013	Date of the 2015 annual	Allowed to be re-appointed
Frederick		general meeting
Wu Zhenfang	August 30, 2013	Date of the 2015 annual	Allowed to be re-appointed
general meeting

The Board confirmed that it has received the annual written confirmation of independence from each independent non-executive Director pursuant to Rule 3.13 of the Hong Kong Listing Rules, and after due enquiry, considered that Mr. Wu Jianchang, Mr. Ma Shi-hang, Frederick and Mr. Wu Zhenfang were independent.

Each Director acted in the interests of the shareholders, and used his best endeavours to perform the duties and obligations in accordance with all the applicable laws and regulations. The duties of the Board include: deciding on the Company's business plans and investment proposals, formulating the Company's profit distribution and loss recovery proposals; formulating debt and finance policies, and the issue of bonds, etc.; determining plans for material acquisitions or disposals as well as mergers, de-mergers and dissolution of the Company; determining the Company's capital operation proposals, and implementing shareholders' resolutions, etc.. Details of the functions of the Board are set out in the Articles of Association. Please refer to the "Articles of Association of Aluminum Corporation of China Limited" under "Listed Company Announcement" on the page of "Investor Relations" on the website of the Company.

Given the diversity and scale of the Group's business, the Board delegated the daily operations and implementation of strategies to the management. The major functions of the management include the management of the production and operation of the Company, organization and implementation of the Board's resolutions, formulation of the Company's development strategies, annual operation plans, investment plans and financial budget, formulation, organization and implementation of result and performance assessment as well as remuneration and incentives. The Board regularly reviewed the functions delegated to the management and their performance to safeguard the Group's overall interests. The management of the Company reported amendment and performance of material contracts of the Company as well as utilization of capital and profit and loss to the Board or the Supervisory Committee.

The Chairman was responsible for ensuring that the Directors perform their requisite duties and obligations, and maintaining effective operation of the Board, as well as ensuring timely discussion of all major matters. The Chairman has separately discussed with the Non-executive Directors (including independent non-executive directors), and fully understood their opinions and advices on the operation of the Company and the work of the Board.

Pursuant to Rule 3.10(1) of the Hong Kong Listing Rules, every Board of a listed issuer must include at least three independent non-executive Directors, and according to the AOA and the terms of reference of the Audit Committee of the Company, the Audit Committee must include at least three independent non-executive Directors. One of the candidates for independent non-executive Directors had not been finalised by the Company before the resolution in relation to the election of members of the fifth session of the Board was considered at the 2012 annual general meeting of the Company. Therefore, both the number of independent non-executive Directors of the Company and the number of members of the Audit Committee had been less than the minimum requirements under the Rules 3.10(1) and 3.21 of the Hong Kong Listing Rules since June 27, 2013. On August 30, 2013, Mr. Wu Zhenfang was appointed as independent non-executive Directors and a member of the Audit Committee of the Company. Since then, the Company has appointed a sufficient number of independent non-executive directors with suitable professional qualifications, such as expertise in accounting or financial management, in accordance with the requirements under the Rules 3.10(1) and 3.21 of the Hong Kong Listing Rules. The three existing an independent non-executive directors of the Company are independent. They are professionals with profound knowledge and extensive experience in the respective fields of economics, corporate governance, and finance and capital operation. They have diligently provided the Company with professional advice with respect to the steady operation and development of the Company. They have also coordinated with the Company for the purpose of safeguarding the interests of the Company and its shareholders.

During the year, none of the independent non-executive Directors of the Company raises any objection to the resolutions proposed at Board meetings or other meetings.

Other than their appointments in the Company, none of the Directors, Supervisors or the senior management has any financial, business, family or other significant relationships with each other.

Other than their respective service contracts, none of the Directors or the Supervisors has any significant personal interest, directly or indirectly, in any material contracts entered into by the Company or any of its subsidiaries during 2013.

In 2013, 5 physical Board meetings were held by the Company, namely:

The 35th meeting of the 4th session of the Board convened on March 27, 2013;

The 37th meeting of the 4th session of the Board convened on May 9, 2013;

The 1st meeting of the 5th session of the Board convened on June 27, 2013;

The 4th meeting of the 5th session of the Board convened on August 30, 2013;

The 5nd meeting of the 5th session of the Board convened on September 30, 2013.

A total of 51 resolutions were considered and approved in the above 5 meetings. Save for the aforesaid physical Board meetings, the 7 Board meetings were convened by means of telecommunications by the Company in 2013, in which a total of 10 resolutions were considered and approved. The resolutions considered and approved by the Board of the Company during the year mainly involved the set-up of institutions and personnel employment, results reports and annual plans, equity and debenture as well as asset transfer, etc.

The attendance of all Directors in the 12 board meetings held in 2013 is as follows:

					Required
	Required				attendance		Attendance	Required
	attendance at			Attendance	at tele-		rate of tele-	attendance		Attendance
	physical Board	Actual		rate of physical	communication	Actual	communication	at general	Actual	rate of general
Name of Director	meetings	attendance		meetings	Board meetings	attendance	meetings	meetings	attendance	meetings

Xiong Weiping	5	5		100%	7	7	100%	3	3	100%
Luo Jianchuan	5	5		100%	7	7	100%	3	3	50%
Liu Caiming	5	3	Note 1	60%	7	7	100%	3	1	33%
Liu Xiangmin	5	4	Note 2	80%	7	7	100%	3	1	33%
Jiang Yinggang	3	3		100%	4	4	100%	2	1	50%
Wang Jun	3	2	Note 3	67%	4	4	100%	2	0	0
Wu Jianchang	3	1	Note 4	33%	4	4	100%	2	1	50%
Ma Si-hang, Frederick	3	3		100%	4	4	100%	2	2	100%
Wu Zhenfang	2	2		100%	2	2	100%	1	1	100%
Shi Chungui	2	2		100%	3	3	100%	1	1	100%
Lv Youqing	2	1	Note 5	50%	3	3	100%	1	0	0
Zhang Zhuoyuan	2	1	Note 6	50%	3	3	100%	1	0	0
Wang Mengkui	2	2		100%	3	3	100%	1	0	0
Zhu Demiao	2	2		100%	3	3	100%	1	0	0

Note 1:

The 35th meeting of the fourth session of the Board: Mr. Liu Caiming appointed Mr. Luo Jianchuan as his alternate to attend the meeting and vote in accordance to his expressed intention; The first meeting of the fifth session of the Board: Mr. Liu Caiming appointed Mr. Xiong Weiping as his alternate to attend the meeting and vote in accordance to his expressed intention.

Note 2:	The first meeting of the fifth session of the Board: Mr. Liu Xiangmin appointed Mr. Luo Jianchuan as his alternate to attend the meeting and vote in accordance to his expressed intention.

Note 3:	The 4th meeting of the fifth session of the Board: Mr. Wang Jun appointed Mr, Xiong Weiping as his alternate to attend the meeting and vote in accordance to his expressed intention.

Note 4:

The first meeting of the fifth session of the Board: Mr. Wu Jianchang appointed Mr. Ma Si-hang, Frederick as his alternate to attend the meeting and vote accordance to his expressed intention; The fifth meeting of the fifth session of the Bard: Mr. Wu Jianchang appointed Mr. Wu Zhenfang as his alternate to attend the meeting and vote accordance to his expressed intention.

Note 5:	The 37th meeting of the fourth session of the Board: Mr. Lv Youqing appointed Mr, Xiong Weiping as his alternate to attend the meeting and vote in accordance to his expressed intention.

Note 6:	The 35th meeting of the fourth session of the Board: Mr. Zhang Zhuoyuan appointed Mr, Wang Mengkui as his alternate to attend the meeting and vote in accordance to his expressed intention.

Minutes of each physical meeting were recorded by a designated person, and proposals approved at the meetings were passed by way of resolutions, which were recorded and filed in accordance with relevant laws and regulations.

Chairman and Chief Executive Officer

Since May 9, 2013, the Company had cancelled the position of its Chief Executive Officer, In order to ensure a balance of power and authority and avoid undue concentration of power, the position of Chairman and President are assumed by Mr. Xiong Weiping and Mr. Luo Jianchuan respectively, so as to improve independence, accountability and responsibility. The Chairman and President as two explicit defined positions have clear scope of official duty.

As a legal representative of the Company, The Chairman presides over the Board, aiming to ensure that the Board is acting in the best interest of the Company, operates effectively, duly performs its responsibilities and engages in discussion of appropriate matters, as well as Director's access to accurate, timely and clear information. On the other hand, The President heads the management and is responsible for daily operation of the Company, including the implementation of policies adopted by the Board and reporting to the Board in respect of the overall operation of the Company.

Implementation of Shareholders' Resolutions by Directors

During the year, all Board members of the Company implemented the shareholders' resolutions and completed all matters delegated by the general meetings in accordance with provisions of the relevant laws and regulations and the Articles of Association.

The major agendas of the half yearly and annual Board meetings were determined in the previous year to ensure all Directors had the opportunity to propose matters to be discussed at the meetings. Notice would be given to the Directors fourteen days before the meeting and the proposed resolutions of the Board would be provided to the Directors ten days prior to the meeting, which gave them sufficient time to review the resolutions.

The Board attached great importance to the influence on the Company's development strategy caused by the changes of the external environment. Confronted with the possible adverse impact imposed on the Company arising from the uncertainties in global economic development, the Company swiftly adjusted its development strategies and adopted contingency measures to reduce losses of profit of the Company.

The total remuneration, including the basic salary, performance-linked salary, incentive-linked salary and discretionary bonus of the Directors in 2013 amounted to RMB3.6 million, among which independent non-executive Directors are only entitled to receive director's fees but not other remuneration.

The remuneration of each Director for the year is set out in Note 32 to the consolidated financial statements.

As of December 31, 2013, no stock appreciation rights scheme had been adopted by the Company.

Director's Receipt of the Company's Information and Training

The Office to the Board offered comprehensive services to the Directors and provided all Directors with sufficient information on a timely basis to ensure that they are notified of the Company's affairs on a timely basis. It also maintained effective communications with shareholders by appropriate means to ensure that their views reach the Board. The Board Office sent Directors' Newsletter () to the Directors every month to inform the Directors about the latest information and brief of the changes and development of the Group's business as well as the laws, rules and regulations on their duties and responsibilities. In addition, all Directors have participated in continuous professional development in 2013 to develop and refresh their knowledge and skill to ensure that their contribution to the Board remains informed and relevant. The training received by each Director in 2013 is as follows:

Name of Director	Training (Note 1)

Xiong Weiping	A, B
Luo Jianchuan	A, B
Liu Xiangmin	A, B
Jiang Yinggang	A, B
Liu Caiming	A, B
Wang Jun	A, B
Wu jianchang	B
Ma Si-hang, Frederick	B
Wu Zhenfang	B

Note 1:

A.	2013 Training for Directors, Supervisors and Senior Management organized by the Beijing Securities Regulatory Bureau.

B.	Self-study on the latest amendments on the Hong Kong Listing Rules and the Code on Corporate Governance.

Functions of Corporate Governance of the Board

The followings are corporate governance functions performed by the Board which were implemented by the committees thereof:

(a)	Formulation and review of the policies and practice on corporate governance of the Company;

(b)	Review and supervision on the training and continuous professional development of the Directors and senior management;

(c)	Review and supervision on the policies and practice in compliance with laws and regulatory requirements of the Company;

(d)	Formulation, review and supervision on the compliance of employees and Directors with applicable Code of Conduct and Compliance Manual, if any; and

(e)	Review the compliance of the Company with the Corporate Governance Code and Corporate Governance Report under Appendix 14 of the Hong Kong Listing Rules.

The Board had supervised and reviewed the implementation of the corporate governance policies of the Company, updated and prepared documents related to the internal control of the Group as well as analysed the compliance of the Company to the CG Code in 2013. In addition, it arranged the change of session of the Board and adjusted the composition of the special committees subordinate to the Board. It convened three general meetings and 12 Board meetings, and completed the relevant trainings of the Directors and Supervisors. The Board also supervised and inspected the implementation of the Board's resolutions by the management to further enhance initiatives such as the management of the investor relations.

Audit Committee

The Audit Committee has been established under the Board. Its duties are mainly to review the financial reports, audits of financial reports, internal control system, corporate governance and financial position of the Company, consider the appointment of independent auditors and approve audit and audit-related services, and supervise the Company's internal financial reporting procedures and management policies.

Three independent non-executive Directors had been appointed as the members of the Audit Committee of the fifth session of the Board of the Company, namely Mr. Wu Jianchang, Mr. Ma Si-hang, Frederick and Mr. Wu Zhenfang and Mr. Ma Si-hang, Frederick was appointed as the chairman of the committee upon consideration and approval on the first meeting of the fifth session of the Board on June 27, 2013 and the fourth meeting of the fifth session of the Board on August 30, 2013. The term of office of the Audit Committee members will expire upon the conclusion of the Company's 2015 annual general meeting.

In accordance with its work rules, the committee would hold at least four meetings annually to review the accounting policies, periodic financial reports, internal control and relevant financial issues, and connected transactions of the Group, so as to ensure completeness, accuracy and fairness of the Company's financial statements and other relevant information. In 2013, the Audit Committee of the Board held ninth meetings (including two on-site meetings and seven meetings by way of written resolutions) in total and all the members of the Audit Committee attended all the meetings in person, representing an average attendance rate of 100%. The validity of the meetings was in compliance with the relevant requirements of the working rules.

In 2013, major duties of the Audit Committee were as follows:

1.	supervised the Company's financial reporting, and considered the Company's annual, interim and quarterly financial reports;

2.	considered the Annual Work Report of the Audit Committee;

3.	considered the Annual and Half-year Anti-fraud Work Report of the Company;

4.	considered the Self-assessment Report on Internal Control of the Company;

5.	considered the Annual Risk Assessment Report of the Company;

6.	considered the internal and external audit work reports;

7.

considered and approved resolutions in relation to the transfer of the relevant equity interest in aluminum fabrication enterprises as a whole by the Company and the transfer of 65% equity interest held by Chalco Hong Kong Ltd. in Chalco Iron Ore Holdings Ltd.;

8.	listened to the work report of the auditors; and

9.	approved the submission of the proposal regarding the appointment of auditors of the Company for the year 2013 to the Board.

Details of the meetings were recorded by a designated person with signatures of all members as confirmation, and all resolutions passed at each meeting were recorded and filed in accordance with relevant rules. Members of the committee performed their duties diligently and provided constructive recommendations in relation to the operation and management, financial reports, internal control and production operation of the Company from an independent and impartial perspective.

The Company has established work procedures for the Audit Committee for the performance of its supervisory role in auditing of the annual report. Before the external auditors commenced its annual audit, the Audit Committee reviewed the Company's financial position and negotiated with the external auditors about audit timetable for the year. Throughout the audit by the external auditors, the Audit Committee maintained communications with them and ensured completion of audit within the designated timeframe. The Audit Committee further reviewed the financial report of the Company after the external auditors issued their preliminary audit opinions and passed a written resolution to submit the audited financial report to the Board of the Company for review.

The Audit Committee and the management discussed the internal control system of the Company, so as to make sure that the management had performed their duties in establishing an effective internal control system, which included considering whether or not the Company had sufficient resources with qualified and experienced staff to perform accounting and financial reporting duties, and whether or not relevant staff were well trained and the relevant budget was sufficient.

The Audit Committee is of the view that the Company had complied with the requirements of the above corporate internal control system during the year.

Remuneration Committee and Nomination Committee

Remuneration Committee and Nomination Committee have been established under the Board.

During the year, the Remuneration Committee consists of three Directors, of which independent non-executive Directors shall form the majority. Members of the committee are nominated by the Chairman or more than one-third of the Directors, appointed and removed by election of majority of Directors. The committee shall have a chairman, who shall be an independent non-executive Director. The chairman of the committee is nominated by the Chairman of the Company, appointed and removed by election of the Board.

Upon consideration and approval on the first meeting of the fifth session of the Board on June 27, 2013 and the fourth meeting of the fifth session of the Board on August 30, 2013, the Remuneration Committee of the fifth session of the Board consists of two independent non-executive Directors, namely Mr. Ma Si-hang, Frederick and Mr. Wu Zhenfang and one Non-executive Director, namely Mr. Liu Caiming. Mr. Wu Zhenfang is the chairman of the committee. Duties of the Remuneration Committee include:

1.	review and discuss the Company's remuneration policies for Directors, Supervisors and senior management;

2.	supervise the implementation of remuneration policy of the Company ;

3.	prepare measures on performance evaluation of senior management, performance assessment procedures and relevant rewards and punishments, and provide suggestions to the Board;

4.	review senior management's fulfilment of duties and conduct performance assessment;

5.	review the appraisal system of the Company and monitor the implementation thereof;

6.	provide advice on other material events regarding remuneration.

The Remuneration Committee of the Board held one meeting in 2013 which was attended in person by all the member of the Remuneration Committee. The attendance rate for the meeting was 100%. Two proposals were considered at the meeting, namely (1) the basic framework of remuneration standards for 2013 for the Company's Directors, Supervisors and senior management members; and (2) formulation of proposal regarding the performance evaluation and remuneration distribution of senior management of Aluminum Corporation of China Limited. Both proposals were approved and passed by way of resolutions in the meeting.

The Company adopted the remuneration determination model where remuneration packages for individual Directors and senior management members were recommended to the Board by the Remuneration Committee. The Remuneration Committee is responsible for the determination of the management measures and packages of the remuneration of the Directors, including non-executive Directors and independent non-executive Directors, employee-representative Supervisor and senior management members on individual basis and the recommendation in respect thereof to the Board.

The Nomination Committee consists of five Directors, of which independent non-executive Directors shall form the majority. Members of the Committee are nominated by the Chairman or more than one-third of the Directors, appointed and removed by election of majority of Directors. The committee shall have a chairman, who shall either be the Chairman or an independent non-executive Director. The chairman of the committee is appointed and removed by election of the Board.

Upon consideration and approval on the first meeting of the fifth session of the Board on June 27, 2013 and the fourth meeting of the fifth session of the Board on August 30, 2013, the fifth session of the Nomination Committee consists of two executive Directors, Mr. Xiong Weiping and Mr. Luo Jianchuan, as well as three independent non-executive Directors, Mr. Wu Jianchang, Mr. Ma Si-hang, Frederick and Mr. Wu Zhenfang, with Mr. Wu Jianchang as the chairman of the committee. Duties of the Nomination Committee include:

1.	review the structure, number of members and composition of the Board and provide suggestions on adjustment thereof to the Board based on the Company's strategy;

2.	study the selection standards and procedures for Directors, senior management and members of special committees under the Board and provide suggestions to the Board;

3.	review the qualification of candidates for Directors, senior management and members of special committees under the Board and provide advices on inspection and appointment;

4.	provide the Board with suggestions on appointment and succession of Directors, senior management and members of special committees under the Board;

5.	assess the independence of independent non-executive directors;

6.	provide advice to the appointment and dismissal of other personnel which is considered important.

The procedures for appointment of new Directors of the Company are: the Nomination Committee of the Board nominates a Director candidate for consideration and approval of the Board, which is then put forward for election at a general meeting. The Nomination Committee adopted the policy of diversification for new members of the Board in the Code on Corporate Governance, which took effect from 1 September 2013 when it selected director candidates. The Nomination Committee shall ensure the balance of skills, experience and viewpoints in the Board, which is necessary for the need of the Company's business. The committee shall select candidates on the basis of a series of diversified criteria, including but not limited to sex, age, culture and educational background, profession and other experience, skills and knowledge.

The Remuneration Committee of the Board held four meeting in 2013, among which one was on-site meeting and three were meetings by means of written resolution. All the member of the Remuneration Committee attended the said meetings in person, representing an attendance rate of 100%. The meetings were in accordance with the validity requirements of the Work Rules.

In 2013, the major issues considered by the Nomination Committee were as follows:

1.	nomination of candidates for the Directors of the fifth session of the Board;

2.	nomination of candidates for senior management of the Company;

3.	nomination of candidates for members of the special committees under the fifth session of the Board.

Minutes of each meeting of the Remuneration Committee and Nomination Committee were written down by a designated person. All issues approved in the meetings were recorded and filed in compliance with relevant laws and regulations.

Apart from the aforesaid committees established by the Board, the following committees were also established by the Company:

Development and Planning Committee

The Development and Planning Committee under the fifth session of the Board consists of, among others, the executive Directors, namely, Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Jiang Yinggang and Independent Non-executive Director, namely, Mr. Wu Jianchang, with Mr. Xiong Weiping as the chairman of the committee. Duties of the Development and Planning Committee include reviewing and evaluation of the Company's development, financial budget, investment, business operation and strategic plan of annual investment returns. The Development and Planning Committee has operated in an orderly manner in accordance with its procedural rules.

Occupational Health and Safety and Environment Committee

The Occupational Health and Safety and Environment Committee under the fifth session of the Board comprises, among others, the executive Directors, namely, Mr. Liu Xiangmin and Mr. Jiang Yinggang and non-executive director, namely Mr. Wang Jun, with Mr. Liu Xiangmin as the chairman. Duties of the Occupational Health and Safety and Environment Committee include consideration of the Company's annual planning on health, environmental protection and safety, supervision of the Company's actual implementation of the planning on health, environmental protection and safety initiatives, inquiring into serious incidents and inspecting and supervising over the handling of such incidents, as well as making recommendations to the Board on major decisions on health, environmental protection and safety. The Occupational Health and Safety and Environment Committee has operated in an orderly manner in accordance with its procedural rules.

Supervisory Committee

The Supervisors are responsible for supervising the Board and its members and senior management, in order to prevent them from abusing their authorities and violating the legitimate interests of shareholders, the Company and its staff. The fifth session of the Supervisory Committee of the Company consisted of three members, namely Mr. Zhao Zhao, Mr. Yuan Li and Mr. Zhang Zhankui, of whom Mr. Zhao Zhao and Mr. Zhang Zhankui are shareholder representative Supervisors. The term of office for all members of the fifth session of the Supervisory Committee of the Company will expire upon conclusion of the 2015 annual general meeting. In 2013, the Supervisory Committee convened five meetings, at which the committee reviewed the Company's financial position, internal control and the legal compliance of its operations as well as diligence of the senior management, and undertook all tasks on the principle of good faith.

The Supervisory Committee performed its duties diligently with good faith in accordance with the terms of reference prescribed by the Company Law and the Articles of Association. It attended the general meetings and Board meetings as observers. Focusing on finding ways to adapt to the Company's development changes development, enhance the Company's operational transparency and standardization, promote the Company's credible image in the capital market, in particular to adopt effective measures to protect the interests of investors, especially the interests of small and medium-sized investors, the Supervisory Committee received and considered reports relating to the Company's production, operation, investment and finance etc., supervised the decision making process of the material decisions of the Company and strived to protect the interests of shareholders and the Company.

General Meeting

General meeting is the highest authority of the Company. It provides a good opportunity for direct communications and building a sound relationship between the Board and the shareholders of the Company. Therefore, the Company attaches great importance to such meetings. In 2013, the Company convened one annual general meeting and two extraordinary general meeting. All meetings mentioned above were held in the Company's conference room at No. 62, North Xizhimen Street, Beijing as follows:

The 2012 annual general meeting held on June 27, 2013;

The 1st extraordinary general meeting for 2013 held on August 30, 2013;

The 2nd extraordinary general meeting for 2013 held on November 29, 2013;

23 proposals were considered at the above meetings and the major proposals considered at the general meetings include:

1.	to consider the Report of the Board, Report of Supervisory Committee and Consolidated Financial Report for the year 2012 of the Company;

2.	to consider the proposals regarding the non-distribution of final dividend of the Company for 2012 and non-transfer of reserves to increase the share capital;

3.	to elect directors of the fifth session of the Board and supervisors of the fifth session of the Supervisory Committee of the Company;

4.	to consider the proposal regarding the proposed transfer of the equity interest held in aluminum fabrication enterprises as a whole of the Company;

5.	to consider the proposal regarding the target remuneration for the Company's Directors and Supervisors for the year 2013;

6.	to consider the proposals regarding the provision of guarantees for bank loans by Chalco Ningxia Energy Group Co., Ltd. () to its wholly-owned subsidiary;

7.	to consider the proposal regarding the proposed transfer of the 65% equity interest held in Chalco Iron Ore Holdings Ltd. by Chalco Hong Kong Limited;

8.	to consider the proposal regarding the proposed issuance of debt financing instruments of the Company;

9.	to consider the proposals regarding the general mandate to be granted to the Board of the Company to issue additional H shares by the general meeting and other matters.

All the proposals at the general meetings were approved with an average approval rate of 98.3966%.

Extraordinary General Meeting

According to the AOA, a single shareholder or any two or more shareholders together holding more than 10% of the Company's issued shares is (are) entitled to request an extraordinary general meeting or class general meeting to be convened. Such requests must specify the resolutions of the meeting in writing and must be submitted to the convener, the contact information of whom is set out in the section entitled "Inquiry to the Board" in this section. Shareholder should follow the Rules of Procedures for the Shareholders' Meeting of Aluminum Corporation of China Limited set out in the "Listed Company Announcement" under the section of "Investors Relations" on the website of the Company.

Proposals at the General Meeting

According to the AOA, a single shareholder or any two or more shareholders together holding more than 3% of the Company's issued shares is (are) entitled to submit additional proposals to the Company Secretary by written request ten days prior to the relevant general meeting. The contact information of the Company Secretary is set out in the section entitled "Inquiry to the Board" in this section. Shareholder should follow the Rules of Procedures for the Shareholders' Meeting of Aluminum Corporation of China Limited as set out in the "Listed Company Announcement" under the section of "Investors Relations" on the website of the Company.

Inquiry to the Board

For any inquiry to the Board, please contact the department of investor relations at 26/F, Chalco Building, No. 62 North Xizhimen Street, Haidian District, Beijing (email:ir@chalco.com.cn).

Trainings for the Company Secretary

Mr. Xu Bo, the Company Secretary, is a full-time staff of the Company. He is responsible for executing the proceedings of the Board and assisting in the communications among the Directors as well as among the Directors, shareholders and the management. In 2013, Mr. Xu Bo completed not less than 15 hours of relevant professional trainings.

Investor Relations

The Company has established a designated department for investor relationship, which is responsible for matters concerning investor relationship and has formulated the "Investor Relations Management Measures" to regulate the relationships with the investors. The Company's management maintains close communications with investors, analysts and the media by various means including roadshows, meetings, individual interviews and investors' visits to the Company, thereby further increasing investors' recognition of the Company. In 2013, after publishing the 2012 annual results, the Company arranged roadshow to visit investors and more than 20 group visits to the Company by 95 investors, participated in investors' meetings arranged by investment banks and convened eight investors' meetings on one-on-one basis. In addition, our investor relationships department is also responsible for answering investors' telephone enquiries and replying mails on a timely basis.

In 2013, no amendments were made to the AOA.

As of December 31, 2013, the total market capitalization of the Company was approximately RMB40,946 million, among which, the total market capitalization of the A shares of the Company amounted to approximately RMB32,574 million and the market capitalization of the H shares of the Company was approximately HK$10,649 million (equivalent to approximately RMB8,372 million).

Note:

As of December 31, 2013, the number of issued shares of the Company was 13,524,487,892, including 9,580,521,924 tradable A shares and 3,943,965,968 H shares. The A share closing price was RMB3.40, and H share closing price was HK$2.70 on December 31, 2013. For details of classes of shareholders, please refer to page 29.

Corporate Management and Internal Control

Meetings of the management

The management is responsible for the implementation of the Board resolutions for the Company and the organization of relevant operation and management activities. As and when required, the management convened president meetings which are chaired by the president and attended by the management personnel, and the presidential office meetings which are chaired by the senior management with attendants including department heads from the Company's headquarters. The Company's operation, implementation of investment projects and financial issues were considered and determined at such meetings. The Company's management including managers from branches, subsidiaries, associated companies and department heads from the headquarters convened annual, interim and monthly work meetings in order to summarize and arrange works on a yearly, half yearly and monthly basis. The meetings have facilitated the organization, coordination, communication and implementation of the Company's various operations.

Internal control

It is the responsibility of the board of directors of an enterprise to establish a sound internal control system, to implement them effectively, evaluate their effectiveness and disclose the report on such internal control evaluation in accordance with the requirements of the Regulation System for Enterprise Internal Control. The Supervisory Committee conducts supervision on the establishment and implementation of internal control by the Board. The management is responsible for arrangement and leadership of the daily operation of the internal control of an enterprise. The Board, the Supervisory Committee and the Directors, Supervisors and senior management warrant that there is no any misrepresentation, misleading statement or material omission in the contents of this report, and accept joint and several liabilities for the truthfulness, accuracy and completeness of the content of the report.

The objectives of internal control are to give a reasonable assurance that the Company's management is lawful and compliant, that the assets are safe and that the financial reporting and related information are true and complete; to improve the operational efficiency and effectiveness; and to facilitate the achievement of the Company's development strategy. Internal control has its inherent limitations, so it only provides a reasonable guarantee for the achievement of the above goals. Moreover, as changes in circumstances may render internal control inappropriate or reduce the degree of compliance with control policy or procedures, it is risky, to a certain extent, to predict the effectiveness of internal control in the future based on the results of an internal control evaluation.

The Board and the management attached much importance to the establishment and improvement of the internal control system. The Company had fully established and evaluated the relevant internal control system across three spectrums covering the corporate governance and system, business and accounting procedures and information system control in compliance with the requirements of "Basic Principles of Corporate Internal Control" and its implementation guidelines, "Guidelines on Internal Control for Companies Listed on the Shanghai Stock Exchange" and Sarbanes-Oxley Act, and obtained the audit opinion from the external auditors confirming the effectiveness of the Company's internal control over financial reporting. The internal control system served as a reasonable guarantee of the legal compliance of the operation and management of the Company, its asset safety and truthfulness and completeness of its financial reports and relevant information, and increased the operational efficiency and performance of the Company, which safeguarded the smooth implementation of the Company's development strategies.

The internal control system of the Company was applied in various aspects such as production, sales, finance and supply. The Company performed annual reviews on the system in order to monitor its operation in a timely manner, and revised or abolished some regulations in accordance with relevant PRC laws and regulations and actual conditions of the Company. As a special committee established under the Board, the Audit Committee of the Company has supervised and inspected the comprehensiveness and implementation of the internal control system of the Company, and regularly discussed with the management on the internal control system in order to ensure that the management had performed its duties to establish an effective internal control system.

The Company set up departments dedicated to daily examination and supervision of internal control, and designated personnel to examine and supervise internal control according to the relevant provisions and conditions of the Company. The department assigned for such purpose inspected and oversaw the periodic internal control test of all functional departments and units in the headquarters. At the end of the year, all functional departments and units in headquarters are required to evaluate their internal control and sign a statement for verification. The Board of the Company will also conduct self-evaluation and sign a statement regarding the internal control of the Company as a whole.

In 2013, the Company continued to further improve the internal control system in compliance with the requirements of the "Basic Principles of Corporate Internal Control", "Application Guidelines for Enterprise Internal Control", "Guidelines on Internal Control for Companies Listed on the Shanghai Stock Exchange" and the U.S. Sarbanes-Oxley Act. According to the "Basic Principles of Corporate Internal Control", and focusing on the target of internal control, the Company streamlined and optimized its existing internal control on five aspects including internal environment, risk assessment, control activities, information and communication, and internal supervision, based on the changes in the internal and external business environment. The Company also conducted tests and assessment to ensure the sustained effectiveness of the system design and operation.

Auditors' Remuneration

According to the relevant regulations issued by the Ministry of Finance of China and the State-owned Assets Supervision and Administration Commission of the State Council ("SASAC"), there are restrictions in respect of the number of years of audit services that an accounting firm can continuously provide to a state-owned enterprise and its subsidiaries (the "SASAC Rotation Requirements").

In accordance with the SASAC Rotation Requirements and as approved at the 2011 annual general meeting of the Company on June 29, 2012, the Company ceased to re-appoint PricewaterhouseCoopers Zhong Tian CPAs Company Limited ("PwC Zhong Tian") and PricewaterhouseCoopers ("PwC") as the domestic and international auditors of the Company. Ernst & Young Hua Ming LLP and Ernst & Young (collectively "Ernst & Young") have been appointed as the Company's domestic and international auditors respectively for the year 2012. Save as aforesaid, the Company did not change the auditors for the last three years.

Upon the approval at the 2012 annual general meeting of the Company held on June 27, 2013, Ernst & Young Hua Ming LLP and Ernst & Young (collectively "Ernst & Young") were appointed as the 2013 domestic and international auditors of the Company.

The aggregate fees in respect of audit and non-audit services provided by Ernst & Young during the year were RMB25.2 million, among which, the expenses of RMB1.9 million were paid for the non-audit services provided to the Company by Ernst & Young included the issue of comfort letter in respect of issuance of US dollar senior perpetual securities, disposal of equity interests and assets in aluminum fabrication segment as well as disposal of equity interests in Chalco Iron Ore, while expense of RMB0.03 million was paid for providing other tax advisory services.

Directors' and Auditors' Acknowledgment

All Directors acknowledged their responsibility for preparing the accounts for the year ended December 31, 2013.

Auditor's reporting responsibilities are set out in the independent auditor's report on page 120 to 121.

Compliance and Exemption of Corporate Governance Obligations Imposed by New York Stock Exchange

Based on its listing rules, New York Stock Exchange ("NYSE") imposed a series of corporate governance standards for companies listed on the NYSE. However, NYSE has granted permission to listed companies of foreign issuers to follow their respective "home country" practice and has granted waivers for compliance with corporate governance standards under NYSE listing rules. One of the conditions for such waiver is for the listed company to disclose in its annual report how the corporate governance practices in its "home country" differ from those followed by companies under NYSE listing standards.

The Company had compared the corporate governance standards generally adopted by the companies incorporated in the PRC and the standards developed by NYSE, as follows:

Independent Directors Constituting the Majority

NYSE requires that the board of a listed company must comprise a majority of Independent Directors. There is no identical corporate governance requirement in the PRC. The Board of the Company currently comprises three independent Directors and six non-independent Directors, which is in compliance with the requirement by the PRC securities regulatory authorities that the board of a listed company shall comprise at least one-third of independent directors during the reporting period.

Corporate Governance Committee

NYSE requires a listed company to establish a Corporate Governance Committee which comprises entirely of independent directors. The Corporate Governance Committee shall be co-established with the Nomination Committee and have a written charter. The Corporate Governance Committee is responsible (i) for recommending to the board a set of corporate governance guidelines applicable to the corporation; and (ii) for supervising the operation of the board and the management. The Corporate Governance Committee shall also be subject to evaluation annually.

Like most of the other companies incorporated in the PRC, the Company believes that corporate governance measures are of critical importance and should be implemented by the Board. The Company accordingly does not separately maintain a Corporate Governance Committee.

Significant Events

1.	Corporate Governance

The Company has strictly complied with the requirements of the Company Law, the Securities Law, relevant provisions of the CSRC and the Shanghai Stock Exchange Listing Rules ("Shanghai Stock Exchange Listing Rules") and seriously performed its governance obligations in line with the relevant requirements of the CSRC. The Company has also strictly complied with requirements on corporate governance under the Hong Kong Listing Rules.

The Company will continue to strictly comply with the requirements of the relevant regulatory bodies including the CSRC, Beijing Securities Regulatory Bureau, the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The Company will continue to enhance its corporate governance measures in compliance with regulations and take initiatives to further enhance the corporate governance and internal control system of the Company. Aiming at protecting the interest of shareholders of the Company, the Company will maintain consistent, stable and sound developments and provide to the society and its shareholders by means of its satisfactory performance results. The Company will also continue to comply with the requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has completely separated its business, staff, assets, organization and finance from its controlling shareholder. The Company has its independent and complete business and its own operations.

2.	Acquisitions

Details of the material acquisitions of the Company are set out in Note 38 to the consolidated financial statements.

3.	Trust Arrangement

The Company had no trust arrangement required to be disclosed during the year.

4.	Sub-contracting

The Company had no sub-contracting arrangement required to be disclosed during the year.

5.	Charge and Pledges

As at December 31, 2013, the Group charged and pledged assets with a total amount of RMB9,016 million, including property, plant and equipment, land use rights, intangible assets, inventories, investments in an associate and trade receivables for bank loans. In the meantime, the Group also obtained certain bank borrowings by pledging and charging its contractual rights to charge users for electricity generated and letter of credit. Details please refer to Note 26 to the financial statements.

6.	Guarantees

In November 2011, the Company entered into the guarantee agreement with Natixis, being the agent for a consortium of lender. The guarantee would expire upon expiry of the debt performance period under the principal contract. As at the reporting date, the Company provided a several liability guarantee in respect of the loan of the USD300 million for Chalco Trading Hong Kong Co., Limited, a wholly-owned subsidiary of the Company.

In March 2012, the Company entered into the US dollars facility guarantee contract with China Development Bank, pursuant to which the Company will provide several liability guarantee in respect of a loan of up to USD702 million in total of Chalco Hong Kong Limited, a wholly-owned subsidiary of the Company. The guarantee period is two years from the date of expiry of the term for performance of loan under the principal contract. As at December 31, 2013, Chalco Hong Kong Limited drew down a loan of USD438.75 million, and the balance of the several liability guarantee provided by the Company to Chalco Hong Kong Limited was USD438.75 million.

In March 2013, the Company entered into the guarantee contract with China Development Bank, pursuant to which the Company will provide guarantee in respect of a loan of up to RMB1,020 million in total in proportion to its 34% shareholding for Shanxi Jiexiu Xinyugou Coal Co., Ltd. (), a joint venture of the Company. The guarantee period is two years from the date of expiry of the term for performance of loan under the principal contract. As at the reporting date, Shanxi Jiexiu Xinyugou Coal Co., Ltd. drew down a loan of RMB1,020 million, and the balance of the guarantee provided by the Company to Shanxi Jiexiu Xinyugou Coal Co., Ltd. was RMB346.8 million.

As at the reporting date, the guarantee provided by Ningxia Energy to its subsidiaries amounted to a total of RMB607 million.

Save as aforesaid, there were no other external guarantees provided by the Company which were required to be disclosed.

7.	Fund Management

There was no significant fund under the management that is required to be disclosed during the year.

8.	Performance of Undertakings

Chinalco's undertakings during or subsisting in the year were as follows:

1.	When the Company offered its A share in 2007, Chinalco's undertakings were principally related to the non-competition undertakings by Chinalco:

Chinalco will arrange to dispose of its aluminum fabrication business, or the Company will acquire the aluminum fabrication business from Chinalco, and acquire the pseudoboehmite business from Chinalco within a certain period of time following the listing of the Company's A shares.

In 2013, the horizontal competition in the aluminum fabrication business was solved through the adjustment of the development strategy made by the Company, during which the equity interests in eight aluminum fabrication enterprises and receivables, as well as the assets of Northwest Aluminum Fabrication Branch () were disposed to Chinalco in entirety.

Up till now, both Shanxi Aluminum Plant, a wholly-owned subsidiary of Chinalco, and the Shandong branch of the Company had minor activities in the pseudo-boehmite market. However, as the pseudo-boehmite business is not among the principal activities of the Company, and the pseudo-boehmite business in Shanxi Aluminum Plant of Chinalco was of a small scale, the acquisition of such assets will incur additional cash expenditure and will not improve the Company's performance.

Since the market conditions for pseudo-boehmite are immature, Chinalco does not propose to inject its pseudo-boehmite business to the Company's portfolio for the time being.

The Company and Chinalco will strive to resolve the problem of horizontal competition on pseudo-boehmite business as the opportune time arises with reference to the market situations within five years since January 1, 2014.

2.

In 2013, the Company had transferred the relevant assets of the alumina production line of Guizhou Branch to Chinalco, which resulted in a new horizontal competition on alumina business between the Company and Chinalco. Chinalco undertook that it will halt production within three years till June 30, 2016 after taking over alumina assets in Guizhou Branch as the solution to the horizontal competition.

9.	Punishments and Rectifications Involved by Listed Companies and Their Directors, Supervisors, Senior Management, Shareholders, and De Facto Controllers

During the year, the Company and its Directors, Supervisors, senior management, shareholders, and de facto controller were not under any investigation, administrative punishment, public criticism from CSRC and public censures from stock exchanges.

10.	Explanation of Other Significant Events

Non-public Offering of A shares

On August 24, 2012, the proposal that not more than 1,450 million A shares in the PRC to qualified legal persons, natural persons, or other legally qualified investors was approved at the 29th meeting of the 4th session of the Board of the Company. On October 12, 2012, the Company received the approval of the proposal from the SASAC. The proposal and its related matters were considered and approved at the 2nd Extraordinary General Meeting for 2012 on October 12, 2012, 2nd Class Meeting for Holders of A Shares for 2012 and 2nd Class Meeting for Holders of H Shares for 2012. On December 7, 2012, the Listing Committee of the CSRC reviewed and unconditionally approved the application for the non-public issuance of A Shares of the Company. The Company received a reply from China Securities Regulatory Commission on the approval of our non-public offering of new shares no more than 1,450 million on March 14, 2013, being effective for 6 months upon the approval date. In July 2013, due to reasons of the sponsoring institution, the approval on the issuance of additional A Shares of the Company was temporarily retrieved by the CSRC and relevant solutions were subject to the CSRC's consideration and approval. As at the date of the report, the aforementioned proposed offering of shares have not been issued.

For details of the matter, please refer to the announcements of the Company dated October 12, 2012 and March 14, 2013.

Changes to the Shareholding Percentage in Jiaozuo Wanfang

As at December 31, 2012, the registered capital of Jiaozuo Wanfang Aluminum Company Limited ("Jiaozuo Wanfang") was RMB480,176,100, and the Company held 24.002% of its equity interest as its largest shareholder. In April 2013, Jiaozuo Wanfang issued 169,266,914 A Shares to five companies (being independent third parties of the Company) including Manulife Teda Fund Management Co., Ltd. and Yinhua Fund Management Co., Ltd. through non-public issuance. After the completion of the issuance, the registered capital of Jiaozuo Wanfang increased to RMB649,443,014, and the shareholding percentage of the Company in Jiaozuo Wanfang fell from 24.002% to 17.75%. From April 19, 2013, Jiaozuo Wanfang ceased to be included in the consolidated financial statements of the Group.

For details, please refer to the announcement of the Company dated May 2, 2013.

Issuance of Senior Perpetual Capital Securities

On October 29, 2013, Chalco Hong Kong Investment Company Limited, a wholly-owned subsidiary of the Company issued senior perpetual securities ("Senior Perpetual Securities") with capital amounting to USD350 million in Hong Kong. The initial distribution rate was 6.625% per annum, and the net proceeds from the issue of the securities will be on-lent to the Company or any of its subsidiaries for general corporate use. Such Senior Perpetual Securities constitute direct, unsecured, unconditional and unsubordinated obligations of Chalco Hong Kong Investment Company Limited and shall at all times rank pari passu and without any preference among themselves.

For details of the issue of Senior Perpetual Securities, please refer to the announcements of the Company dated October 23, 2013 and October 29, 2013.

11.	Significant Subsequent Events

For other significant events after the reporting period, please refer to relevant disclosures made in Note 43 to these financial statements.

Connected Transactions

The connected transactions (as defined in the Hong Kong Listing Rules and the Listing Rules of the Shanghai Stock Exchange) undertaken by the Group during the reporting period should comply with and be in line with relevant requirements as required by the Hong Kong Listing Rules and the Listing Rules of Shanghai Stock Exchange.

Continuing Connected Transactions

Set out below are the annual caps for the continuing connected transactions and the actual transaction amounts incurred by the Group in 2013. For the year ended December 31, 2013, the continuing connected transactions of the Group were calculated on an aggregated basis as follows:

	Aggregated	Percentage of
	consideration (for	turnover* (for
	the year ended	the year ended	Annual cap for
	December 31, 2013)	December 31, 2013)	the year 2013
	(in RMB million)		(in RMB million)

Purchases of goods or services:

(A)	Comprehensive Social and
	Logistics Services Agreement
	(Counterparty: Chinalco)	244	0.14%	500

(B)	General Agreement on Mutual
	Provision of Production
	Supplies and Ancillary Services
	(Counterparty: Chinalco)	3,020	1.75%	3,500

(C)	Xinan Aluminum Mutual Provision
	of Products and Services
	Framework Agreement**
	(Counterparty:
	Xinan Aluminum (Group)
	Company Limited
	("Xinan Aluminum"))	2,501	1.45%	6,500

(D)	Mineral Supply Agreement
	(Counterparty: Chinalco)	81	0.05%	300

(E)	Provision of Engineering,
	Construction and Supervisory
	Services Agreement
	(Counterparty: Chinalco)	1,839	1.06%	12,500

(F)	Land Use Rights Leasing
	Agreement
	(Counterparty: Chinalco)	528	0.31%	1,000

(G)	Buildings and
	Office Buildings Leases Agreement
	(Counterparty: Chinalco)	55	0.03%	110

(H)	Framework Agreement for
	Aluminum Products
	Fabrication Services**
	(Counterparty: Chinalco)	64	0.04%	300

(I)	Financial Services Agreement
	(Counterparty: Chinalco
	Finance Co., Ltd.
	("Chinalco Finance"))
	Daily cap of deposit balance			Daily cap of
	(including accrued interests)	3,414	1.97%	deposit balance 5,000

	Other financial services	0.40	-	50

Sales of goods or services:

(B)	General Agreement on
	Mutual Provision of
	Production Supplies and
	Ancillary Services
	(Counterparty: Chinalco)	6,157	3.56%	7,000

(C)	Xinan Aluminum Mutual
	Provision of Products
	and Services Framework
	Agreement**
	(Counterparty: Xinan Aluminum)	3,382	1.95%	7,000

*	The turnover includes the revenue from the continuing operations and the discontinued operation.

**

On June 9, 2013, the Company and Chinalco entered into an equity interests transfer agreement, pursuant to which the Company intended to transfer the equity interests held by the Company in eight enterprises engaged in aluminum fabrication to Chinalco. Those aluminum fabrication enterprises were no longer consolidated into the financial statements of the Company since June 27, 2013. For details of the transfer of these equity interests, please refer to the announcement dated June 9, 2013 and the circular dated June 7, 2013 of the Company. Certain aluminum fabrication enterprises mentioned above were actual transaction parties under Xinan Aluminum Mutual Provision of Products and Services Framework Agreement and Framework Agreement for Aluminum Products Fabrication Services, and conducted continuing connected transactions with Chinalco in the capacity of members of the Group under the above framework agreements during the period from January 1, 2013 to June 27, 2013. Since June 27, 2013, these aluminum enterprises were no longer members of the Group and no longer entered into transactions with Chinalco pursuant to the above framework agreements.

Notes:

1.	The Independent Non-executive Directors of the Company have reviewed the above transactions and confirmed:

(i)	the transactions have been entered into in the ordinary and usual course of business of the Company;

(ii)	the terms of the transactions are fair and reasonable, and are in the interest of the Company's Shareholders;

(iii)

the transactions have been entered into on normal commercial terms or, where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, they are on terms no less favourable than those available from or offered to independent third parties; and

(iv)	the transactions have been undertaken in accordance with the terms of relevant agreements governing such transactions.

2.

Pursuant to Rule 14A.38 of the Hong Kong Listing Rules, the Board engaged the auditor of the Company to conduct a limited assurance engagement on the above continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The auditor has reported the results of their procedures to the Board stating that:

a.	nothing has come to the auditor's attention that causes the auditor to believe that the disclosed continuing connected transactions have not been approved by the Company's board of directors.

b.

for transactions involving the provision of goods or services by the Group, nothing has come to the auditor's attention that causes the auditor to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company.

c.

nothing has come to the auditor's attention that causes the auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

d.

with respect to the aggregate amount of each of the continuing connected transactions set out above, nothing has come to the auditor's attention that causes the auditor to believe that such continuing connected transactions have exceeded the maximum aggregate annual value disclosed in the previous announcement dated August 24, 2012 and August 27, 2012 made by the Company in respect of each of the disclosed continuing connected transactions.

3.

On December 23, 2011, Chinalco entered into an agreement with China Cinda Asset Management Corporation for the acquisition of its 32.15% equity interests in Xinan Aluminum. Upon the acquisition, the equity interests held by Chinalco in Xinan Aluminum increased from 17.81% to 49.96% and Xinan Aluminum had thus become an associate of Chinalco. Since Xinan Aluminum then held 40% equity interests in Chalco Southwest Aluminum Co., Ltd. ("Chalco Southwest Aluminum"), a subsidiary of the Company, Xinan Aluminum was an associate of Chinalco and Chinalco was deemed to directly hold 40% equity interests in Chalco Southwest Aluminum pursuant to the Hong Kong Listing Rules. Chalco Southwest Aluminum was thus a connected subsidiary of the Company and the transactions between the Company and Xinan Aluminum or between the Company and Chalco Southwest Aluminum both constituted connected transactions. On June 9, 2013, the Company and Chinalco entered into an equity interests transfer agreement, pursuant to which the Company intended to transfer the equity interests held by the Company in eight enterprises engaged in aluminum fabrication, including Chalco Southwest Aluminum, to Chinalco. Chalco Southwest Aluminum was no longer a connected subsidiary of the Company since June 27, 2013 and has become a subsidiary of Chinalco. Hence, in accordance with the Hong Kong Listing Rules, Chalco Southwest Aluminum is still a connected person of the Company. The transactions between the Company and Xinan Aluminum or Chalco Southwest Aluminum continues to constitute connected transactions.

4.

Certain related party transactions in Note 37 to the financial statements also constitute continuing connected transactions (as defined in Chapter 14A of the Hong Kong Listing Rules) pursuant to the Hong Kong Listing Rules.

Further information on the continuing connected transactions of this year

1.	Continuing Connected Transactions

(A)	Comprehensive Social and Logistics Services Agreement

Date of initial agreement:

November 5, 2001

Parties:

Chinalco as provider

the Company as recipient

Existing term:

The original agreement expired on December 31, 2012 for a term of 3 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013, expiring on December 31, 2015.

Nature of Transaction:

(i)

Social Welfare Services: public security and fire fighting services, education and training, schools, hospitals and hygiene, cultural and physical education, newspapers and magazines publication and broadcasting, printing and other services; and

(ii)

Logistics Services: property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens, guest-houses, offices, public transportation, retirement management and other services.

Price determination:

The services will be provided: (i) according to state-prescribed price; (ii) if there is no state- prescribed price but there is a state-guidance price, then according to the state-guidance price; and (iii) if there is neither a state-prescribed price nor a state-guidance price, then according to the market price; and (iv) if none of the above is applicable, then according to the contractual price.

Payment term:

monthly payment

(B)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services

Date of initial agreement:

November 5, 2001

Parties:

Chinalco as both provider and recipient

the Company as both provider and recipient

Existing term:

The original agreement expired on December 31, 2012 for a term of 3 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013, expiring on December 31, 2015.

Nature of Transaction:

(a)	Supplies and Ancillary Services Provided by Chinalco to the Company

(i)

Production Supplies: carbon ring, carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, fabricated aluminum and other similar supplies and services;

(ii)	Transportation and Loading Services: vehicle transportation, loading services, railway transportation and other loading services; and

(iii)

Supporting Services and Ancillary Production Services: communications, repair, processing and fabrication, quality testing, project construction, environmental protection, road maintenance and other similar services.

(b)	Supplies and Ancillary Services Provided by the Company to Chinalco

(i)	Production Supplies: alumina, primary aluminum, scrap materials, pitch and other similar supplies; and

(ii)

Supporting Services and Ancillary Production Services: electricity supply, gas, heat and water, repair, measurement, quality testing, spare parts, production transportation, steam and other similar services.

Price determination:

same as in the Comprehensive Social and Logistics Services Agreement

Payment term:

cash on delivery

(C)	Xinan Aluminum Mutual Provision of Products and Services Framework Agreement

Date of initial agreement:

October 20, 2008

Parties:

Xinan Aluminum as both provider and recipient

the Company as both provider and recipient

Existing term:

The original agreement expired on December 31, 2012 for a term of 3 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013, expiring on December 31, 2015.

Nature of Transaction:

(i)	sale of products by the Company and its branches and relevant subsidiaries to Xinan Aluminum; such products include, among other things, primary aluminum and aluminum alloy ingots;

(ii)

purchase of products and services by Chalco Southwest Aluminum, a subsidiary of the Company prior to June 27, 2013, from Xinan Aluminum; such products and services include, among other things: aluminum alloy ingots, provision of equipment, water, electricity and gas; provision of maintenance and repair services; provision of unloading, transportation and storage services;

(iii)	sale of products by Chalco Southwest Aluminum to Xinan Aluminum, such products include, among other things: aluminum alloy sheets or rolls, aluminum fabrication scraps; and

(iv)	purchase of products by CIT, a subsidiary of the Company, from Xinan Aluminum, such products mainly include aluminum fabrication products.

Price determination:

same as in the Comprehensive Social and Logistics Services Agreement

Payment term:

Payment shall generally be made (a) within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant service, and the completion of necessary inspections and internal approval procedures; or (b) after setting-off the amounts due between the parties where there is mutual provision of products and services. The relevant payment term shall be no less favorable than those under comparable transactions between the Company and independent third parties.

(D)	Mineral Supply Agreement

Date of initial agreement:

November 5, 2001

Parties:

Chinalco as supplier

the Company as recipient

Existing term:

The original agreement expired on December 31, 2012 for a term of 3 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013, expiring on December 31, 2015.

Nature of Transaction:

Supply of bauxite and limestone; before meeting the Company's bauxite and limestone requirements, Chinalco is not entitled to provide bauxite and limestone to any third parties.

Price determination:

(1)

for the supplies of bauxite and limestone from Chinalco's own mining operations, at reasonable costs incurred in providing the same, plus not more than 5% of such reasonable costs (a buffer for surges in the price level and labour costs); and

(2)	for the supplies of bauxite and limestone from jointly operated mines, at contractual price paid by Chinalco to such third parties.

Payment term:

cash on delivery

(E)	Provision of Engineering, Construction and Supervisory Services Agreement

Date of initial agreement:

November 5, 2001

Parties:

Chinalco as provider and recipient

the Company as recipient and provider

Existing term:

The original agreement expired on December 31, 2012 for a term of 3 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013, expiring on December 31, 2015.

Nature of Transaction:

Services provided by Chinalco to the Company: engineering design, construction and supervisory services as well as relevant research and development operations.

Services provided by the Company to Chinalco: engineering design services (Note: As only a comparatively small amount of services are provided by the Company to Chinalco on an annual basis pursuant to this agreement, such transactions are de minimus and no annual cap is required to be provided).

Price determination:

Services are provided according to government guidance price, and if none, market price.

Payment term:

Payment shall generally be made (a) 10% to 20% of the contract price before the provision of the relevant service, a maximum of 70% of the contract price during the provision of the relevant service and 10% to 20% upon successful provision of relevant service; (b) pursuant to the current market practice; or (c) pursuant to the arrangement agreed by both parties. The relevant payment term shall be no less favourable than those under comparable transactions between the Company and independent third parties.

(F)	Land Use Rights Leasing Agreement

Date of initial agreement:

November 5, 2001

Parties:

Chinalco as landlord

The Company as tenant

Term:

50 years expiring on June 30, 2051

As previously disclosed in the letter dated December 27, 2006 from Taifook Capital Limited ("Taifook Letter"), the then independent financial adviser to the Independent Board Committee and independent shareholders in relation to certain continuing connected transactions, it is in the interests of the Company and the independent shareholders to have a longer lease term of the land to minimize the disruption of the Group's production and business operations arising from relocation. Given that (i) the size of the leased land and the facilities erected thereon; and (ii) the consideration resources to be expended in establishing new production plants and related facilities, such relocation may be deemed difficult and infeasible. The Directors are of the view that it is normal business practice for contracts of this type to be of such duration.

Properties:

470 pieces or parcels of land covering an aggregate area of approximately 61.22 million square meters, which are located in the PRC.

Price determination:

The rent shall be reviewed every three years at a rate not higher than prevailing market rent as confirmed by an independent valuer.

Payment term:

monthly payment

(G)	Buildings and Office Buildings Leases Agreement

(i)	Buildings Leasing Agreement

Date:

November 5, 2001

Parties:

Chinalco as landlord and tenant

The Company as landlord and tenant

Term:

20 years expiring on June 30, 2020.

As previously disclosed in the Taifook Letter, a longer lease term is essential to the smooth operations of the Group's business. The Directors are of the view that it is normal business practice for contracts of this type to be of such duration.

Properties:

59 buildings with an aggregate gross floor area of 62,189 square meters leased to Chinalco, and 100 buildings with an aggregate gross floor area of 273,637 square meters leased to the Company.

Price determination:

The rent shall be reviewed every two years and shall not be higher than prevailing market rent as confirmed by an independent valuer.

Payment term:

monthly payment

(ii)	Office Buildings Leasing Agreement

Date of initial agreement:

October 15, 2011

Parties:

CAD as landlord

The Company as tenant

Term:

The original agreement expired on December 31, 2012 for a term of 2 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013, expiring on December 31, 2015.

Nature of Transaction:

Leasing of an office building with an area of 23,551.43 square meters located at Xizhimen, Beijing, from CAD as the headquarters of the Company

Price determination:

the prevailing market rate

Payment term:

prepay semi-annually

(H)	Framework Agreement for Aluminum Products Fabrication Services

Date of initial agreement:

February 28, 2011

Parties:

The Company as the client

Chinalco as the fabrication service provider

Existing term:

The original agreement expired on December 31, 2012 for a term of 2 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013, expiring on December 31, 2015.

Nature of transaction:

Aluminum products fabrication services, including but not limited to:

(i)	the provision of alumina fabrication and production services by Shandong Aluminum Company, a wholly-owned subsidiary of Chinalco, to the Shandong branch of the Company; and

(ii)

the provision of fabrication services in respect of aluminum alloy cast-rolling coils and cold rolling coils etc. by Qinghai Aluminum Company, a wholly-owned subsidiary of Chinalco, to Chalco Ruimin Company Limited, a subsidiary of the Company prior to June 27, 2013.

Price determination:

same as in the Comprehensive Social and Logistics Services Agreement

Payment term:

monthly payment

(I)	Financial Services Agreement

On August 26, 2011, the Company entered into the financial services agreement with Chinalco Finance, a wholly-owned subsidiary of Chinalco and a non-banking financial institution legally established with the approval of China Banking Regulatory Commission and is a professional institution engaging in corporate financial services. Pursuant to the financial services agreement, Chinalco Finance agreed to provide deposit services, credit services and miscellaneous financial services to the Group. Upon the signing of the financial services agreement by both parties and completion of the relevant legal process, the Agreement is valid for a term of one year.

Pursuant to the Financial Services Agreement, the Group has the right to choose the financial institution for financial services and decide the financial institution for deposit services and loan services as well as the amounts of loans and deposits with reference to its own needs. Chinalco Finance undertakes that the terms for the provision of financial services to the Group at any time shall be no less favourable than those of the same type of financial services provided by Chinalco Finance to Chinalco and other members of its group or those of the same type of financial services that may be provided to the Group by other financial institutions.

On August 24, 2012, the Company renewed the financial services agreement with Chinalco Finance. The agreement shall become effective upon execution by both parties and completion of the relevant legal procedures and remain valid for a term of three years, expiring on August 25, 2015.

Pursuant to the financial services agreement, the daily maximum deposit balance (including accrued interests) of the Group on the settlement account in Chinalco Finance shall not exceed RMB5 billion within the validity period of the financial services agreement. Within the validity period of the financial services agreement, Chinalco Finance shall provide a daily maximum loan and the expense from other financial services not exceeding RMB10 billion (including accrued interests) and RMB50 million in total per year to the Group respectively.

For more detailed information on this continuing connected transaction, please refer to the announcements of the Company dated August 26, 2011 and August 24, 2012 and the circular dated October 12, 2012.

Connected transactions related to acquisition and disposal of assets

Disposal of assets of the alumina production line of Guizhou branch of the Company

On June 6, 2013, the Company and Guizhou Aluminum Plant, the subsidiary of Chinalco, entered into an assets transfer agreement on the alumina assets of Guizhou branch, pursuant to which the Company would transfer the alumina assets of Guizhou branch to Guizhou Aluminum Plant of Chinalco at the appraised value (i.e. RMB4,428,984,200). The consideration would be settled in five equal installments. Apart from the first installment which should be settled within 30 days upon the effective date of the agreement, the remaining four installments, together with relevant interests (incurred during the period from the effective date of the agreement to the date of payment, determined on basis of the annual lending rate set by PBOC) should be settled before June 30, 2014, June 30, 2015, June 30, 2016 and June 30, 2017, respectively. The audited net profits or net losses of the alumina assets of Guizhou branch attributable to the Company prior to the effective date of the agreement will be borne by the Company. For details on the assets transfer, please refer to the announcement of the Company dated June 6, 2013 and the circular of the Company dated June 7, 2013.

Disposal of assets of Northwest Aluminum Fabrication branch

On June 6, 2013, the Company and Northwest Aluminum Fabrication Plant, the subsidiary of Chinalco, entered into an assets transfer agreement on the assets of the Northwest Aluminum Fabrication branch, pursuant to which the Company would transfer the assets of Northwest Aluminum Fabrication branch to Northwest Aluminum Fabrication Plant of Chinalco at the appraised value (i.e. RMB1,659,616,300). The consideration would be settled in five equal installments. Apart from the first installment which should be settled within 30 days upon the effective date of the agreement, the remaining four installments, together with relevant interests (incurred during the period from the effective date of the agreement to the date of payment, determined on basis of the annual lending rate set by PBOC) should be settled before June 30, 2014, June 30, 2015, June 30, 2016 and June 30, 2017, respectively. The audited net profits or net losses of the assets of Northwest Aluminum Fabrication branch attributable to the Company prior to the effective date of the agreement takes effect would be borne by the Company. For details on the assets transfer, please refer to the announcement of the Company dated June 6, 2013 and the circular of the Company dated June 7, 2013.

Overall disposal of equity interests in aluminum fabrication entities and relevant loans in Henan Aluminum and Qingdao Light Metal

On May 13, 2013, the Company transferred its equity interests in eight aluminum fabrication enterprises by way of open tender at China Beijing Equity Exchange, namely the relevant equity interests in Chalco Henan Aluminum Co., Limited (''Henan Aluminum''), Chalco Qingdao Light Metal Co., Ltd. () ("Qingdao Light Metal"), Chalco Ruimin Co., Ltd. (), Chalco Southwest Aluminum Co., Ltd., Chalco Southwest Aluminum Cold Rolling Company Limited, Guizhou Chalco Aluminum Co., Ltd., Huaxi Aluminum Company Limited and Chalco Sapa Aluminum Products (Chongqing) Co., Ltd. (together as "Aluminum Fabrication Interests"). On June 7, 2013, Chinalco participated in the tender and won the bid. On June 9, 2013, the Company and Chinalco entered into an equity interests transfer agreement, pursuant to which the Company intended to transfer the Aluminum Fabrication Interests to Chinalco at a consideration equivalent to the initial bidding price, i.e. RMB3,242,245,400. The consideration should be settled in two instalments. The first payment, i.e. approximately 30% of the consideration for the proposed disposal of Aluminum Fabrication Interests in an amount of RMB972,673,620 should be paid within five working days after the effective date and the remaining approximately 70% of the consideration in an amount of RMB2,269,571,780 should be paid before June 30, 2014. Chinalco should pay interests to the Company with respect to the amount of the second instalment of the consideration for the period starting from the date immediately after the effective date until the second payment date at the loan interest rate from the PBOC per annum. The audited consolidated net profits/losses of the eight aluminum fabrication enterprises attributable to the Company incurred during the period from December 31, 2012 to the effective date should be assumed by the Company.

As an additional condition for the overall transfer of the target of transfer, as at December 31, 2012, the Company's entrusted loans ("Such Loans") to Henan Aluminum and Qingdao Light Metal with a nominal principal amount up to RMB3 billion should be transferred to Chinalco. On June 9, 2013, the Company and Chinalco entered into a loan transfer agreement and transferred Such Loans held by the Company at the appraised value of RMB1,755,970,700 to Chinalco, payable by Chinalco to the Company. The consideration would be settled in five equal installments. Apart from the first installment which should be settled within 30 days upon the effective date of the agreement, the remaining four installments, together with relevant interests (incurred during the period from the effective date of the agreement to the date of payment, determined on basis of the lending rate set by PBOC per annum) should be settled before June 30, 2014, June 30, 2015, June 30, 2016 and June 30, 2017, respectively. Any new loan owed by Henan Aluminum and Qingdao Light Metal to the Group incurred during the period from December 31, 2012 to the effective date of the agreement should be borne by Henan Aluminum and Qingdao Light Metal, which would also be jointly assumed by Chinalco.

For details of the transfer of the equity interests and Such Loans, please refer to the announcement of the Company dated June 9, 2013 and the circular of the Company dated June 7, 2013.

Disposal of 65% Equity Interests in Chalco Iron Ore and Transfer of Bank Loans

On October 18, 2013, the Company and Chalco Hong Kong, its wholly-owned subsidiary, entered into the share purchase agreement with Chinalco and its wholly-owned subsidiary, Aluminum Corporation of China Overseas Holdings Limited ("Chinalco Overseas Holdings"). Chalco Hong Kong agreed to transfer 65% equity interests in Chalco Iron Ore Holdings Limited ("Chalco Iron Ore") ("Equity Interests of Chalco Iron Ore ") and its bank loans ("Bank Loans") of approximately USD438.75 million as principal from China Development Bank to Chinalco Overseas Holdings. The consideration of the Equity Interests of Chalco Iron Ore amounted to USD2,066.54 million with reference to the 65% of the appraised net assets of Chalco Iron Ore, and the consideration of the Bank Loans was USD438.75 million. The consideration would be settled in five equal installments. Apart from the first installment which should be settled within 30 days upon the effective date of the agreement, the remaining four installments, together with relevant interests (the annual interest rate is LIBOR plus 0.09%) should be settled before December 31, 2014, December 31, 2015, December 31, 2016 and December 31, 2017, respectively. The audited net profits or net losses of Chalco Iron Ore attributable to the Company prior to the effective date of the agreement would be borne by the Company.

For details of the transfer of the equity interests and the Bank Loans, please refer to the announcements of the Company dated September 30, 2013, October 15, 2013, October 18, 2013 and December 27, 2013 and the circular of the Company dated November 14, 2013.

Independent Auditors' Report

To the shareholders of Aluminum Corporation of China Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of Aluminum Corporation of China Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 122 to 344, which comprise the consolidated and company statements of financial position as at December 31, 2013, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2013, and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

22/F, CITIC Tower,
1 Tim Mei Avenue, Central
Hong Kong
March 18, 2014

Statements of Financial Position
December 31, 2013 (Amounts expressed in thousands of RMB unless otherwise stated)

Group	Company

		December 31,	December 31,	December 31,	December 31,
	Notes	2013	2012	2013	2012

ASSETS

Non-current assets
Intangible assets	7	10,852,397	4,260,018	3,714,547	3,472,982
Property, plant and equipment	8	100,605,972	96,248,091	51,177,085	59,036,344
Land use rights and
leasehold land	9	2,743,966	2,594,208	1,123,496	1,177,652
Investments in subsidiaries	10	-	-	24,389,271	21,516,264
Investments in joint ventures	11(a)	2,314,841	1,936,950	1,151,923	1,332,950
Investments in associates	11(b)	4,587,818	17,211,965	1,027,213	3,511,233
Available-for-sale
financial investments	12	82,112	64,500	7,000	7,000
Deferred tax assets	13	1,793,310	2,116,986	1,202,232	1,525,206
Other non-current assets	14	13,461,217	1,568,148	4,929,136	393,259

Total non-current assets		136,441,633	126,000,866	88,721,903	91,972,890

Current assets
Inventories	16	23,535,948	25,596,476	12,265,310	12,917,041
Trade and notes receivables	17	6,156,605	2,615,862	2,031,265	2,168,360
Other current assets	18	20,946,992	9,851,418	9,668,236	10,225,227
Financial assets at fair value
through profit or loss		23	8,983	-	-
Restricted cash and
time deposits	19	1,044,158	1,128,015	316,362	543,271
Cash and cash equivalents	19	11,381,695	9,063,593	4,890,967	4,396,234

		63,065,421	48,264,347	29,172,140	30,250,133

Assets of a disposal group
classified as held for sale	15	-	751,669	-	-

Total current assets		63,065,421	49,016,016	29,172,140	30,250,133

Total assets		199,507,054	175,016,882	117,894,043	122,223,023

EQUITY AND LIABILITIES
EQUITY
Equity attributable to
owners of the parent
Share capital	20	13,524,488	13,524,488	13,524,488	13,524,488
Other reserves	21	19,505,450	19,930,226	21,148,228	20,912,514
Retained earnings
- proposed final dividend	35	-	-	-	-
- others	21	11,327,787	10,353,049	868,753	10,171,706

		44,357,725	43,807,763	35,541,469	44,608,708
Non-controlling interests		9,344,394	9,963,387	-	-

Total equity		53,702,119	53,771,150	35,541,469	44,608,708

LIABILITIES
Non-current liabilities
Interest bearing loans and
borrowings	22	46,294,828	36,635,652	23,904,618	25,075,406
Deferred tax liabilities	13	1,088,150	-	-	-
Other non-current liabilities	23	1,684,376	756,669	492,732	587,172

Total non-current liabilities		49,067,354	37,392,321	24,397,350	25,662,578

Current liabilities
Financial liabilities at fair value
through profit or loss		1,947	12,662	-	11,222
Interest bearing loans and
borrowings	22	73,348,346	67,915,181	47,374,620	44,346,980
Other payables and
accrued expenses	24	10,860,109	8,805,315	5,687,154	4,692,741
Trade and notes payables	25	12,401,650	7,059,194	4,893,450	2,900,794
Income tax payable		125,529	61,059	-	-

Total current liabilities		96,737,581	83,853,411	57,955,224	51,951,737

Total liabilities		145,804,935	121,245,732	82,352,574	77,614,315

Total equity and liabilities		199,507,054	175,016,882	117,894,043	122,223,023

Net current liabilities		(33,672,160)	(34,837,395)	(28,783,084)	(21,701,604)

Total assets less
current liabilities		102,769,473	91,163,471	59,938,819	70,271,286

The accompanying notes are an integral part of these financial statements.

Xiong Weiping	Xie Weizhi

Director	Chief Financial Officer

Consolidated Statement of Comprehensive Income
Year ended December 31, 2013 (Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	2013	2012
			(Restated)

Continuing operations
Revenue	5	169,431,235	143,436,995
Cost of sales	27	(166,679,798)	(143,425,940)

Gross profit		2,751,437	11,055

Selling and distribution expenses	28(a)	(1,859,220)	(1,833,983)
General and administrative expenses	28(b)	(2,946,879)	(2,750,222)
Research and development expenses		(193,620)	(184,683)
Impairment loss on property, plant and equipment	8	(501,159)	(19,903)
Other income	29(a)	805,882	734,852
Other gains/(losses), net	29(b)	7,399,252	(16,989)

Operating profit/(loss)
from continuing operations		5,455,693	(4,059,873)

Finance income	30	616,576	302,346
Finance costs	30	(5,849,646)	(4,362,970)
Share of profits of:
Joint ventures	11(a)	148,749	37,040
Associates	11(b)	511,869	256,081

Profit/(loss) before income tax
from continuing operations		883,241	(7,827,376)

Income tax (expense)/benefit
from continuing operations	33	(339,551)	371,092

Profit/(loss) for the year
from continuing operations		543,690	(7,456,284)

Discontinued operation
Profit/(loss) for the year
from the discontinued operation	6	207,144	(1,187,299)

Profit/(loss) for the year		750,834	(8,643,583)

Profit/(loss) attributable to:
Owners of the parent		975,246	(8,233,754)
Non-controlling interests		(224,412)	(409,829)

		750,834	(8,643,583)

Profit/(loss) attributable to owners
of the parent arising from:
Continuing operations		739,333	(7,163,361)
Discontinued operation		235,913	(1,070,393)

		975,246	(8,233,754)

Other comprehensive (loss)/income, net of tax:
Other comprehensive (loss)/income to be reclassified
to profit or loss in subsequent periods:
Exchange differences on translation
of foreign operations		(234,019)	18,752

Net other comprehensive (loss)/income
to be reclassified to profit or loss in
subsequent periods		(234,019)	18,752

Total other comprehensive (loss)/income,
net of tax		(234,019)	18,752

Total comprehensive income/(loss) for the year		516,815	(8,624,831)

Total comprehensive income/(loss)
for the year attributable to:
Owners of the parent		741,227	(8,215,002)
Non-controlling interests		(224,412)	(409,829)

		516,815	(8,624,831)

Basic and diluted earnings/(loss) per share
attributable to ordinary equity holders of
the parent (expressed in RMB per share)
From continuing operations	34	0.05	(0.53)
From the discontinued operation	6, 34	0.02	(0.08)

		0.07	(0.61)

Details of the dividends payable and proposed for the year are disclosed in Note 35 to the financial statements.

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Equity
Year ended December 31, 2013 (Amounts expressed in thousands of RMB unless otherwise stated)

Attributable to owners of the parent

Capital reserves

			Other	Statutory		Exchange			Non-
	Share	Share	capital	surplus	Special	fluctuation	Retained		controlling	Total
	capital	premium	reserves	reserve	reserve	reserve	earnings	Total	interests	Equity
	(Note 20)

At January 1, 2013	13,524,488	13,097,117	890,741	5,867,557	92,193	(17,382)	10,353,049	43,807,763	9,963,387	53,771,150

Profit for the year	-	-	-	-	-	-	975,246	975,246	(224,412)	750,834

Other comprehensive loss
for the year:
Exchange differences on translation
of foreign operations	-	-	-	-	-	(234,019)	-	(234,019)	-	(234,019)

Total comprehensive (loss)/income
for the year	-	-	-	-	-	(234,019)	975,246	741,227	(224,412)	516,815

Release of deferred government subsidies	-	-	11,800	-	-	-	-	11,800	-	11,800
Acquisition of subsidiaries (Note 38)	-	-	-	-	-	-	-	-	3,801,887	3,801,887
Disposal of discontinued operation
(Note 6)	-	-	-	-	-	-	-	-	(324,539)	(324,539)
Disposal of subsidiaries (Note 39(a)(c))	-	-	(257,529)	-	-	-	-	(257,529)	(6,155,080)	(6,412,609)
Issuance of senior perpetual securities,
net of issuance costs (Note 40)	-	-	-	-	-	-	-	-	2,122,605	2,122,605
Capital injection from
non-controlling interests	-	-	-	-	-	-	-	-	193,908	193,908
Other appropriation	-	-	-	-	38,220	-	-	38,220	(732)	37,488
Share of reserves of a joint venture
and associates	-	-	-	-	15,836	-	-	15,836	9,084	24,920
Disposal of interests in subsidiaries	-	965	-	-	(49)	-	(508)	408	(15,394)	(14,986)
Dividends paid by subsidiaries to
non-controlling interests
relating to 2012	-	-	-	-	-	-	-	-	(26,320)	(26,320)

At December 31, 2013	13,524,488	13,098,082	645,012	5,867,557	146,200	(251,401)	11,327,787	44,357,725	9,344,394	53,702,119

Attributable to owners of the parent

Capital reserves

			Other	Statutory		Exchange			Non-
	Share	Share	capital	surplus	Special	fluctuation	Retained		controlling	Total
	capital	premium	reserves	reserve	reserve	reserve	earnings	Total	interests	Equity
	(Note 20)

At January 1, 2012	13,524,488	12,846,728	945,777	5,867,557	90,780	(36,134)	18,586,803	51,825,999	6,328,687	58,154,686

Loss for the year	-	-	-	-	-	-	(8,233,754)	(8,233,754)	(409,829)	(8,643,583)

Other comprehensive income
for the year:
Exchange differences on translation
of foreign operations	-	-	-	-	-	18,752	-	18,752	-	18,752

Total comprehensive income/(loss)
for the year	-	-	-	-	-	18,752	(8,233,754)	(8,215,002)	(409,829)	(8,624,831)

Release of deferred government subsidies	-	-	203,299	-	-	-	-	203,299	8,544	211,843
Acquisition of non-controlling interests	-	(7,946)	-	-	-	-	-	(7,946)	7,946	-
Capital injection from
non-controlling interests	-	-	-	-	-	-	-	-	4,104,335	4,104,335
Other appropriation	-	-	-	-	(877)	-	-	(877)	2,310	1,433
Share of reserves of associates	-	-	-	-	2,290	-	-	2,290	8,243	10,533
Transfer from other capital reserves
to share premium	-	258,335	(258,335)	-	-	-	-	-	-	-
Dividends paid by subsidiaries to
non-controlling interests
relating to 2011	-	-	-	-	-	-	-	-	(86,849)	(86,849)

At December 31, 2012	13,524,488	13,097,117	890,741	5,867,557	92,193	(17,382)	10,353,049	43,807,763	9,963,387	53,771,150

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows
Year ended December 31, 2013 (Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	2013	2012

Net cash flows from operating activities	36	8,251,338	1,122,352

Investing activities
Purchases of intangible assets		(527,409)	(55,356)
Purchases of property, plant and equipment		(8,486,568)	(9,148,495)
Purchases of land use rights and leasehold land		(32,546)	(1,528)
Proceeds from disposal of property,
plant and equipment		489,893	185,926
Disposal of discontinued operation,
net of cash disposed of	6	1,045,976	-
Disposal of a joint venture and an associate		264,474	-
Acquisition of subsidiaries, net of cash acquired	38	392,678	-
Disposal of Jiaozuo Wanfang, net of cash disposed of	39(a)	(190,786)	-
Disposal of Alumina Production Line of Guizhou
Branch of the Company, net of cash disposed of	39(b)	885,794	-
Disposal of Chalco Iron Ore, net of cash disposed of	39(c)	(8,545)	-
Investments in joint ventures	11(a)	(180,800)	(171,564)
Investments in associates	11(b)	(1,660,485)	(13,406,845)
Proceeds/(payments) for available-for-sale investment	12	5,500	(27,400)
Investments income on financial products		18,746	26,960
Dividends received		38,390	112,984
Interest received		54,742	49,668
Decrease in restricted cash		15,679	19,821
Proceeds/(payment) from settlement of
futures, options and forward foreign
exchange contracts, net		176,106	(107,616)
Loans to related parties	37	(1,145,341)	(585,504)
Loans repaid by related parties		1,217,780	210,169
Loan to a third party		(196,000)	(100,000)
Deposit for investment projects		(79,961)	(300,111)
Assets related government grants received		295,254	251,857
Others		(78,640)	(106,056)

Net cash flows used in investing activities		(7,686,069)	(23,153,090)

Financing activities
Instalment payment of bonds issuance expenses		(34,500)	(21,000)
Proceeds from issuance of short-term bonds and
medium-term notes, net of issuance costs		22,936,141	29,468,136
Proceeds from issuance of senior perpetual securities,
net of issuance costs		2,122,605	-
Repayments of short-term bonds and
medium-term notes		(24,500,000)	(18,000,000)
Drawdown of short-term and long-term loans		98,090,919	74,346,531
Receipt from/(payments) of loan deposits		365,400	(365,400)
Loan deposits interest received		2,928	-
Repayments of short-term and long-term loans		(90,426,022)	(63,925,148)
Proceeds from government subsidies		14,001	180,290
Capital injection from non-controlling interests		193,908	4,104,335
Dividends paid by subsidiaries to
non-controlling shareholders		(70,363)	(52,859)
Interest paid		(6,936,608)	(5,305,932)

Net cash flows from financing activities		1,758,409	20,428,953

Net increase/(decrease) in cash and
cash equivalents		2,323,678	(1,601,785)
Cash and cash equivalents at beginning of year		9,063,593	10,591,306
Effect of foreign exchange rate changes, net		(5,576)	74,072

Cash and cash equivalents at end of year	19	11,381,695	9,063,593

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
December 31, 2013 (Amounts expressed in thousands of RMB unless otherwise stated)

1.	GENERAL INFORMATION

Aluminum Corporation of China Limited () (the "Company") and its subsidiaries (together the "Group") are principally engaged in the manufacture and distribution of alumina, primary aluminum and aluminum fabricated products. The Group is also engaged in the development of bauxite related resources, the production, fabrication and distribution of bauxite, carbon and relevant non-ferrous metal products and the trading of non-ferrous metal products and coal products.

The Company is a joint stock company which is domiciled and was established on September 10, 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company's shares have been listed on the Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange in 2001. The Company also listed its A shares on the Shanghai Stock Exchange in 2007.

In the opinion of the directors, the ultimate holding company and parent of the Company is Aluminum Corporation of China () ("Chinalco"), a company incorporated and domiciled in the PRC and wholly owned by the State-owned Assets Supervision and Administration Commission of the State Council.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board (the "IASB"). In addition, these financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance. The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments and financial assets and liabilities at fair value through profit or loss, which have been measured at fair value. Disposal groups held for sale are stated at the lower of their carrying amounts and fair values less costs to sell as further explained in Note 2.13.

These financial statements are presented in thousands of Chinese Renminbi ("RMB") unless otherwise stated.

Going concern

As at December 31, 2013, the Group's current liabilities exceeded its current assets by approximately RMB33,672 million (December 31, 2012: RMB34,837 million). The directors of the Company have considered the Group's available sources of funds as follows:

*	The Group's expected net cash inflows from operating activities in 2014;

*

Unutilised banking facilities of approximately RMB66,795 million as at December 31, 2013, of which amounts totaling RMB45,728 million will be subject to renewal during the next 12 months. The directors of the Company are confident that these banking facilities could be renewed upon expiration based on the Group's past experience and good credit standing; and

*	Other available sources of financing from banks and other financial institutions given the Group's credit history.

The directors of the Company believe that the Group has adequate resources to continue operation for the foreseeable future of not less than 12 months from the approval date of these financial statements. The directors of the Company therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the consolidated financial statements.

Discontinued operation

A discontinued operation is a component of the Group's business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which represents a separate major line of business or geographical area of operations, or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. It also occurs when the operation is abandoned. Where an operation is classified as discontinued, a single amount is presented on the face of the consolidated statement of comprehensive income, which comprises comparative information for prior periods is represented in the financial statements so that the disclosures relate to all operations that have been discontinued by the end of the reporting period for the latest period presented.

On June 27, 2013, the Company disposed of all of its equity interests in the following subsidiaries to Chinalco, including (1) 90.03% equity interest in Chalco Henan Aluminum Co., Ltd. () ("Henan Aluminum"); (2) 60% equity interest in Chalco Southwest Aluminum Co., Ltd. (); (3) 100% equity interest in Chalco Southwest Aluminum Cold Rolling Co., Ltd. (); (4) 56.86% equity interest in Huaxi Aluminum Co., Ltd. (); (5) 93.30% equity interest in Chalco Ruimin Co., Ltd. (); (6) 100% equity interest in Chalco Qingdao Light Metal Co., Ltd. () ("Qingdao Light Metal") (collectively as "Aluminum Fabrication Subsidiaries"). Meanwhile, the Company disposed of Northwest Aluminum Fabrication Branch of the Company ("Aluminum Fabrication Branch") to Northwest Aluminum Fabrication Plant, a subsidiary of Chinalco, on June 27, 2013. The above transactions are settled in cash. In addition, as an adherent condition of the transfer of the equity interest in Henan Aluminum and Qingdao Light Metal, the Company also transferred the entrusted loans due from Henan Aluminum and Qingdao Light Metal to Chinalco (collectively as "Transferred Loan to Chinalco"), which were completed on June 27, 2013.

The above disposed Aluminum Fabrication Subsidiaries and Aluminum Fabrication Branch form the "Aluminum Fabrication Segment" of the Group. In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the Aluminum Fabrication Segment was classified as a discontinued operation and the operating results of the Aluminum Fabrication Segment has been presented as a discontinued operation in the consolidated statement of comprehensive income for the year ended December 31, 2013. The comparative figures for the consolidated statement of comprehensive income and related notes have been restated to reflect the reclassification between continuing operations and the discontinued operation accordingly.

Details on the discontinued operation are disclosed in Note 6 to the financial statements.

2.2	Changes in accounting policies and disclosures

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended December 31, 2012, except the new accounting policy adopted by the Group in respect of the discontinued operation and coal mining rights after the acquisition of Chalco Ningxia Energy Group Co., Ltd. () ("Ningxia Energy") (formerly named as Ningxia Power Group Co., Ltd. ("Ningxia Power") ()) in January 2013 as disclosed in Note 6 and Note 38(a), respectively, to the consolidated financial statements, and those new accounting policies adopted by the Group in respect of the adoption of the following new and revised International Financial Reporting Standards ("IFRSs") that are effective from January 1, 2013 and the early adoption of Amendment to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets.

*	IAS 1 Presentation of Items of Other Comprehensive Income - Amendments to IAS 1

*	IAS 19 Employee Benefits (Revised)

*	IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

*	IAS 36 Recoverable Amount Disclosures for Non-Financial Assets - Amendments to IAS 36 (early adopted)

*	IFRS 1 Government Loans - Amendments to IFRS 1

*	IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities - Amendments to IFRS 7

*	IFRS 10 Consolidated Financial Statement and IAS 27 Separate Financial Statements (as revised in 2011)

*	IFRS 11 Joint Arrangements

*	IFRS 12 Disclosure of Interests in Other Entities

*	IFRS 13 Fair Value Measurement

*	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

*	Annual Improvements May 2012

The principal effects of adopting these new and revised IFRSs are as follows:

IAS 1 Presentation of Items of Other Comprehensive Income - Amendments to IAS 1

The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income ("OCI"). Items that could be reclassified (or "recycled") to profit or loss at a future point in time (e.g., exchange differences on translation of foreign operations, net loss or gain on available-for-sale financial assets) are presented separately from items that will never be reclassified (e.g., the revaluation of land and buildings). The amendments have affected the presentation only and have had no impact on the financial position or performance of the Group. The consolidated statement of comprehensive income has been restated to reflect the changes.

IAS 19 Employee Benefits (Revised)

The IASB has issued numerous amendments to IAS 19. The revised standard introduces significant changes in the accounting for defined benefit pension plans including removing the choice to defer the recognition of actuarial gains and losses. Other changes include modifications to the timing of recognition for termination benefits, the classification of short-term employee benefits and disclosures of defined benefit plans. These amendments have had no impact on the Group's financial position or performance.

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

As a consequence of the new IFRS 11 Joint Arrangements, and IFRS 12 Disclosure of Interests in Other Entities, IAS 28 Investments in Associates, has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. These amendments have had no impact on the Group's financial position or performance.

IAS 36 Recoverable Amount Disclosures for Non-Financial Assets - Amendments to IAS 36 (early adopted)

These amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or cash-generating units ("CGUs") for which impairment loss has been recognised or reversed during the period. These amendments are effective retrospectively for annual periods beginning on or after January 1, 2014 with earlier application permitted, provided IFRS 13 is also applied. The Group has early adopted these amendments to IAS 36 in the current period. IAS 36 disclosures in respect of impairment of the Group's property, plant and equipment are provided in Note 8.

IFRS 1 Government Loans - Amendments to IFRS 1

These amendments require first-time adopters to apply the requirements of IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, prospectively to government loans existing at the date of transition to IFRSs. Entities may choose to apply the requirements of IFRS 9 (or IAS 39, as applicable) and IAS 20 to government loans retrospectively if the information needed to do so had been obtained at the time of initially accounting for that loan. The exception would give first-time adopters relief from retrospective measurement of government loans with a below-market rate of interest. The amendments have had no impact on the Group.

IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities - Amendments to IFRS 7

The amendments require an entity to disclose information about rights to set-off financial instruments and related arrangements (e.g., collateral agreements). The disclosures provide users with information that is useful in evaluating the effect of netting arrangements on an entity's financial position. The new disclosures are required for all recognised financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether the financial instruments are set off in accordance with IAS 32. As the Group does not have any offsetting transactions of financial instruments, the adoption of the amendments has had no effect on the financial statements.

IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements (as revised in 2011)

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of the previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC 12 Consolidation - Special Purpose Entities.

IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor's returns. IFRS 10 has had no impact on the consolidation of investments held by the Group.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 addresses only two forms of joint arrangements, i.e., joint operations and joint ventures, and removes the option to account for joint ventures using proportionate consolidation. Instead, joint arrangements that meet the definition of a joint venture must be accounted for using the equity method. Application of this new standard has no impact on the financial position and financial performance of the Group because there are no changes in classification of the Group's joint arrangements after the Group assessed its investments in joint ventures and the Group's joint ventures are accounted for using equity method of accounting.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity's interests in subsidiaries, joint arrangements, associates and structured entities. The requirements in IFRS 12 are more comprehensive than the previously existing disclosure requirements for subsidiaries. For example, where a subsidiary is controlled with less than a majority of voting rights. While the Group has subsidiaries with material non-controlling interests, there are no unconsolidated structured entities. IFRS 12 disclosures are provided in Note 10 and 11.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRSs for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRSs when fair value is required or permitted. IFRS 13 defines fair value as an exit price.

Application of IFRS 13 has not materially impacted the fair value measurements of the Group. Additional disclosures where required, are provided in the individual notes relating to the assets and liabilities whose fair values were determined. Fair value hierarchy is provided in Note 3.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

This interpretation applies to waste removal (stripping) costs incurred in surface mining activity during the production phase of the mine. The interpretation addresses the initial measurement and subsequent measurement of the benefit from the stripping activity. According to the Group's assessment, this standard has had no material impact on the financial position and performance of the Group.

Annual Improvements May 2012

Annual Improvements 2009-2011 Cycle issued in May 2012 sets out amendments to a number of standards. There are separate transitional provisions for each standard. While the adoption of some of the amendments may result in changes in accounting policies, none of these amendments have had a significant financial impact on the Group. Details of the key amendments most applicable to the Group are as follows:

IAS 1 Clarification of the requirement for comparative information (Amendment)

This amendment to IAS 1 clarifies the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The additional voluntarily comparative information does not need to be presented in a complete set of financial statements.

An opening statement of financial position (known as the "third balance sheet") must be presented when an entity applies an accounting policy retrospectively, makes retrospective restatements, or reclassifies items in its financial statements, provided any of those changes has a material effect on the statement of financial position at the beginning of the preceding period. The amendment clarifies that a third balance sheet does not have to be accompanied by comparative information in the related notes. The amendment has had no impact on the Group.

IAS 16 Property, Plant and Equipment

This amendment clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventories.

IAS 32 Financial Instruments: Presentation

This amendment clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes. The amendment removes existing income tax requirements from IAS 32 and requires entities to apply the requirements in IAS 12 to any income tax arising from distributions to equity holders.

IAS 34 Interim Financial Reporting

The amendment clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirements in IFRS 8 Operating Segments. Total assets and liabilities for a reportable segment need to be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total amount disclosed in the entity's previous annual consolidated financial statements for that reportable segment. As the Group included the disclosure of total segment assets and liabilities as reported to the chief operating decision maker in prior year's financial statements, the amendment does not have any impact on the Group's consolidated financial statements.

2.3	Issued but not yet effective financial reporting standards

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements:

*	IAS 19 Employee Benefits entitled Defined Benefit Plans: Employee Contributions - Amendments to IAS 19 [2]

*	IAS 32 Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32 [1]

*	IAS 39 Novation of Derivatives and Continuation of Hedge Accounting - Amendments to IAS 39 [1]

*	IFRS 9 Financial Instruments [4]

*	IFRS 9 Financial Instruments - Hedge Accounting and Amendments to IFRS 9, IFRS 7 and IAS 39 [4]

*	IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interest in Other Entities and IAS 27 Separate Financial Statements - Investment Entities - Amendments to IFRS 10, IFRS 12 and IAS 27 [1]

*	IFRS 14 Regulatory Deferral Accounts [3]

*	IFRIC 21 Levies [1]

*	Annual improvements December 2013 [2]

[1]	Effective for annual periods beginning on or after January 1, 2014
[2]	Effective for annual periods beginning on or after July 1, 2014
[3]	Effective for annual periods beginning on or after January 1, 2016
[4]	No mandatory effective date yet determined but is available for adoption

Further information about those IFRSs that are expected to be applicable to the Group is as follows:

IFRS 9 Financial Instruments and Amendments to IFRS 9, IFRS 7 and IAS 39

IFRS 9, as issued, reflects the first phase of the IASB's work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group's financial assets, but will not have an impact on the classification and measurement of the Group's financial liabilities. In October 2013, IASB added to IFRS 9 the requirements related to hedge accounting and made some related changes to IAS 39 and IFRS 7 which include the corresponding disclosures about risk management activity for applying hedge accounting.

IAS 39 is aimed to be replaced by IFRS 9 in its entirety. Before this entire replacement, the guidance in IAS 39 on impairment of financial assets continues to apply. The previous mandatory effective date of IFRS 9 was removed by IASB in October 2013 and a mandatory effective date will be determined after the entire replacement of IAS 39 is completed. However, the standard is available for application now. The Group will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

IAS 32 Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32

These amendments clarify the meaning of "currently has a legally enforceable right to set-off" and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. The Group does not expect that these amendments will have a material financial impact in its financial statements.

IFRIC 21 Levies

IFRIC 21 clarifies that an entity recognises a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. The Group does not expect that IFRIC 21 will have a financial impact on its future financial statements upon adoption of this interpretation.

Annual improvements December 2013

The Annual Improvements to IFRSs 2010-2012 Cycle and 2011-2013 Cycle issued in December 2013 set out amendments to a number of IFRSs. There are separate transitional provisions for each standard. While the adoption of some of the amendments may result in changes in accounting policies, none of these amendments are expected to have a significant financial impact on the Group.

Annual improvements to IFRS 2010-2012 Cycle

IFRS 3 Business Combination

Clarified that the contingent consideration in a business acquisition that is not classified as equity is subsequently measured at fair value through profit or loss whether or not it falls within the scope of IFRS 9 Financial Instruments.

IFRS 8 Operating Segment

Clarified that operating segments may be combined/aggregated if they are consistent with the core principle of the standard, if the segments have similar economic characteristics and if they are similar in other qualitative respects. If they are combined, the entity must disclose the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are 'similar'. Further it clarified that the reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

IFRS 13 Fair Value Measurement

The IASB clarified in the Basis for conclusions that short-term receivables and payables with no stated interest rates can be held at invoice amounts when the effect of discounting is immaterial.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible assets

The amendment to IAS 16 and IAS 38 provides more detail when an entity revalues assets and clarifies how an adjustment is recognised. It clarified that revaluation can be performed, as follows:

*	Adjust the gross carrying amount of the asset to market value; or

*	Determine the market value of the carrying amount and adjust the gross carrying amount proportionately so that the resulting carrying amount equals the market value.

Annual improvements to IFRS 2011-2013 Cycle

IFRS 3 Business Combination

The amendment clarified that joint arrangements are outside the scope of IFRS 3 and the scope exception applies only to the accounting in the financial statements of the joint arrangement itself.

IFRS 13 Fair Value Measurement

The amendment clarified that the portfolio exception in IFRS 13 can be applied to financial assets, financial liabilities and other contracts.

2.4	Consolidation

The consolidated financial statements comprise of the financial statements of the Company and all of its subsidiaries for the year ended December 31, 2013. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

*	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

*	Exposure, or rights, to variable returns from its involvement with the investee, and

*	The ability to use its power over the investee to affect its returns

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

*	The contractual arrangement with the other vote holders of the investee

*	Rights arising from other contractual arrangements

*	The Group's voting rights and potential voting rights

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group's accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

*	Derecognises the assets (including goodwill) and liabilities of the subsidiary

*	Derecognises the carrying amount of any non-controlling interests

*	Derecognises the cumulative translation differences recorded in equity

*	Recognises the fair value of the consideration received

*	Recognises the fair value of any investment retained

*	Recognises any surplus or deficit in profit or loss

*

Reclassifies the parent's share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Group had directly disposed of the related assets or liabilities

(a)	Merger accounting for business combinations under common control

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties' perspective. No amount is recognised in consideration for goodwill or excess of the acquirers' interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost at the time of the common control combination, to the extent of the continuation of the controlling party's interest.

The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination.

Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses etc., incurred in relation to the common control combination that is to be accounted for by using merger accounting are recognised as expenses in the period in which they are incurred.

(b)	Acquisition method of accounting for other business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group, other than common control combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the recognised amounts of the acquiree's identifiable net assets. The excess of the consideration transferred, the amount recognised for non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in profit or loss.

If the business combination is achieved in stages through multiple transactions, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognised in profit or loss.

(c)	Subsidiaries

A subsidiary is an entity, directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a)	the contractual arrangement with the other vote holders of the investee;

(b)	rights arising from other contractual arrangements; and

(c)	the Group's voting rights and potential voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances, income and expenses on transactions between group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognised in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.

In the Company's statement of financial position, as permitted under IFRS 1, the investments in subsidiaries acquired prior to January 1, 2008, being the date of transition to IFRS, are stated at deemed cost as required under the previously adopted accounting standards. Subsidiaries acquired after that date are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

When the Company loses control of a subsidiary in multiple arrangements (transactions), which indicate that the multiple arrangements is a single transaction, the multiple arrangements are accounted for as a single transaction.

(d)	Investments in joint ventures and associates

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries.

The Group's investments in its associates and joint ventures are accounted for using the equity method.

Under the equity method, the investment in an associate or a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Group's share of net assets of the associate or joint venture since the acquisition date. Goodwill relating to the associate or joint venture is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment.

The statement of comprehensive income reflects the Group's share of the results of operations of the associate or joint venture. Any change in OCI of those investees is presented as part of the Group's OCI. In addition, when there has been a change recognised directly in the equity of the associate or joint venture, the Group recognises its share of any changes, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

The aggregate of the Group's share of profit or loss of an associate and a joint venture is shown on the face of the statement of comprehensive income outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate or joint venture.

The financial statements of the associate or joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognise an impairment loss on its investment in its associate or joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, then recognises the loss as "Share of profit of an associate and a joint venture" in the statement of comprehensive income.

Upon loss of significant influence over the associate or joint control over the joint venture, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and the proceeds from disposal is recognised in profit or loss.

2.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-makers, who are responsible for allocating resources and assessing performance of the operating segments, have been identified as the presidents of the Company (formerly "the Company's Executive Committee") that make strategic decisions.

2.6	Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person's family and that person

(i)	has control or joint control over the Group;

(ii)	has a significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group.

or

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a); and

(vii)	a person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

2.7	Fair value measurement

The Group measures financial instruments, such as future contracts, at fair value at the end of each reporting period. Also, fair values of financial instruments measured at amortised cost are disclosed in Note 3.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

*	In the principal market for the asset or liability, or

*	In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible to by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1	-	Quoted (unadjusted) market prices in active markets for identical assets or liabilities
Level 2	-	Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
Level 3	-	Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

2.8	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional currency and the Group's presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of comprehensive income within "finance costs, net". All other foreign exchange gains and losses are presented in "other gains, net" in profit or loss.

Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss.

(c)	Group companies

The results and financial positions of all the group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities in each statement of financial position presented are translated at the closing rates at the end of the reporting period;

(ii)

income and expenses in each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates at the dates of the transactions); and

(iii)

all resulting exchange differences are recognised in other comprehensive income. Upon disposal of a foreign operation, the other comprehensive income related to the foreign operation is reclassified to profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognised in other comprehensive income.

2.9	Property, plant and equipment (including construction in progress)

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognised. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs over their estimated useful lives down to their residual values, as follows:

	Buildings	10-45 years
	Machinery	10-30 years
	Transportation facilities	10 years
	Office and other equipment	4-5 years

The assets' depreciation method, residual values and useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of the asset and are recognised within "other gains, net" in profit or loss.

Construction in progress ("CIP") represents buildings under construction, and plant and equipment pending for installation, and is stated at cost less accumulated impairment losses. Cost comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the assets are ready for their intended use that are eligible for capitalisation. CIP is transferred to property, plant and equipment when the CIP is ready for its intended use.

2.10	Intangible assets

	(a)	Goodwill

Goodwill arises on the acquisition of subsidiaries, associates and joint ventures and represents the excess of the consideration transferred over the fair value of the Group's share of the net identifiable assets of the acquiree at the date of acquisition.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units, or groups of cash-generating units, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. Any impairment is recognised immediately as an expense and is not subsequently reversed.

	(b)	Mining rights and mineral exploration rights

The Group's mining rights include coal, bauxite and other mining rights.

Mining rights are initially recorded at cost which include payments of consideration for extraction rights, exploration and other direct costs.

Amortisation of bauxite and other mining rights is provided on a straight-line basis according to the shorter of the expiration date of the mining certificate and the mineable period of natural resources. Estimated useful lives of the majority of the mining rights range from 3 to 30 years.

Coal mining rights are amortised on a unit-of-production basis over the economically recoverable reserves of the mine concerned.

Mineral exploration rights are initially recorded at the cost of the acquisition and adopt the same method as the one for the mining rights to amortise since the exploration rights convert to the mining rights and begin to produce.

	(c)	Computer software

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives, which do not exceed 10 years. Costs associated with maintaining computer software programmes are recognised as an expense as incurred.

	(d)	Periodic review of the useful life and amortisation method

For intangible assets with finite useful life, the estimated useful life and amortisation method are reviewed annually at the end of each reporting period and adjusted when necessary.

2.11	Research and development costs

Research and development expenditures are classified as research expenditures and development expenditures according to the nature of the expenditures and whether there is significant uncertainty of development activities transforming to assets.

Research expenditures are recognised in profit or loss for the current period. Development expenditures are recognised as assets when all of the following criteria are met:

(i)	it is technically feasible to complete the asset so that it will be available for use or sale;

(ii)	management intends to complete the asset and intends and has the ability to use or sell it;

(iii)	it can be demonstrated that the asset will generate probable future economic benefits;

(iv)	there are adequate technical, financial and other resources to complete the development of the asset and management has the ability to use or sell the asset; and

(v)	the expenditure attributable to the asset during its development phase can be reliably measured.

Development expenditures that do not meet the criteria above are recorded in profit or loss for the current period as incurred. Development expenditures that have been recorded in profit or loss in previous periods will be not recognised as assets in subsequent periods. Capitalised development expenditures are included in property, plant and equipment and intangible assets as appropriate according to their natures.

2.12	Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill or intangible assets not ready to use, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.13	Non-current assets held for sale

Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sales transaction and the sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

2.14	Financial assets

(a)	Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables and available-for-sale investments. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(i)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are expected to be settled within 12 months; otherwise, they are classified as non-current.

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets.

(iii)	Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months after the end of the reporting period.

(b)	Recognition and measurement

Regular purchases and sales of financial assets are recognised on the trade date, that is the date that the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs, except in the case of financial assets recorded at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in profit or loss. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale investments and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are presented in profit or loss within "other gains, net" in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in profit or loss as part of other income when the Group's right to receive payments is established.

Changes in the fair value of monetary and non-monetary securities classified as available-for-sale investments are recognised in other comprehensive income.

When securities classified as available-for-sale investments are sold or impaired, the accumulated fair value adjustments recognised in equity are included in profit or loss as "other gains, net".

Interest on available-for-sale securities calculated using the effective interest method is recognised in profit or loss as part of other income. Dividends on available-for-sale equity instruments are recognised in profit or loss as "other income" when the Group's right to receive payments is established.

(c)	Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e, removed from the Group's consolidated statement of financial position) when:

*	the rights to receive cash flows from the asset have expired; or

*

the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group's continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

(d)	Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets are impaired. In the case of equity investments classified as available-for-sale investments, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale investments, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss - is removed from equity and recognised in profit or loss. Impairment losses recognised in profit or loss on equity instruments are not reversed through profit or loss.

2.15	Financial liabilities

(a)	Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs.

The Group's financial liabilities include financial liabilities at fair value through profit or loss and loans and borrowings.

(b)	Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Loans and borrowings

After initial recognition, loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the effective interest rate amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in profit or loss.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of repurchasing in the near term. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognised in profit or loss. The net fair value gain or loss recognised in profit or loss does not include any interest charged on these financial liabilities.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the date of initial recognition and only if the criteria of IAS 39 are satisfied.

(c)	Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

2.16	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

2.17	Inventories

Inventories comprise raw materials, work-in-progress, finished goods, spare parts and packaging materials and others, and are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Work-in-progress and finished goods comprise materials, direct labour and an appropriate proportion of all production overhead expenditure (based on normal operating capacity). Borrowing costs are excluded.

Provision for impairment of inventories is usually determined by the excess of cost over net realisable value and recorded in profit or loss. Net realisable values are determined based on the estimated selling price less estimated conversion costs, selling expenses and related taxes in the ordinary course of business. Provision for or reversal of provision for impairment of inventories is recognised within "cost of sales" in profit or loss.

2.18	Trade and notes receivables and other receivables

Trade and notes receivables and other receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of these receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets.

Trade and notes receivables and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

2.19	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments (including time deposits) with original maturities of three months or less. Bank overdrafts, if any, are shown as borrowings in current liabilities in the statement of financial position.

Time deposits and other cash investments with original maturities of more than three months are excluded from cash and cash equivalents.

2.20	Government grants

Government grants are recognised when the Group fulfils the conditions attached to them and there is reasonable assurance that the grant will be received. When the government grant is in the form of monetary assets, it is measured at the actual amount received. When the grant is provided based on a pre-determined rate, it is measured at the fair value of the amount receivable.

Asset-related government grants are recognised when the government document designates that the government grants are used for constructing or forming long-term assets. If the government document is inexplicit, the Company should make a judgement based on the basic conditions to obtain the government grants, and recognises them as asset-related government grants if the conditions are constructing or forming long-term assets. Otherwise, the government grants should be income-related.

Asset-related government grants are recognised as deferred income and are amortised evenly in profit or loss over the useful lives of the related assets.

Income-related government grants that are used to compensate subsequent related expenses or losses of the Group are recognised as deferred income and recorded in profit or loss when the related expenses or losses are incurred. When the grant used to compensate expenses or losses that were already incurred, they are directly recognised in profit or loss for the current period.

2.21	Trade and notes payables and other payables

Trade and notes payables and other payables are mainly obligations to pay for goods, equipment or services that have been acquired in the ordinary course of business from suppliers and service providers. These payables are classified as current liabilities if they are due within one year or less (or in the normal operating cycle of the business if longer).

2.22	Employee benefits

Employee benefits mainly include salaries, bonuses, allowances and subsidies, pension insurance, social insurance and housing funds, labour union fees, employees' education fees and other expenses related to the employees for their services. The Group recognises employee benefits as liabilities during the accounting period when employees rendered the services and allocates the related cost of assets and expenses based on different beneficiaries.

(a)	Bonus plans

The expected cost of bonus plan is recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(b)	Retirement benefit obligations

The Group primarily pays contributions on a monthly basis to participate in a pension plan organised by relevant municipal and provincial governments in the PRC. In 2013, the Group made monthly contributions at the rate of 20% (2012: 20%) of the qualified employees' basic salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

(c)	Other social insurance and housing funds

The Group provides other social insurance and housing funds to the qualified employees in the PRC based on certain percentages of their salaries. These percentages are not to exceed the upper limits of the percentages prescribed by the Ministry of Human Resources and Social Security of the PRC. These benefits are paid to social security organisations and the amounts are expensed as incurred. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

(d)	Termination benefits and early retirement benefits

Termination and early retirement benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy and/or early retirement in exchange for these benefits. The Group recognises termination and early retirement benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy and/or early retirement. The specific terms vary among the terminated and early retired employees depending on various factors including position, length of service and district of the employees concerned. Benefits falling due for more than 12 months after the end of the reporting period are discounted to their present values.

2.23	Current and deferred income tax

The income tax expense for the period comprises current and deferred income tax. Share of income tax expense of joint ventures and associates are included in "share of profits of joint ventures and associates". Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognised using the liability method on temporary differences arising between tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill; the deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.24	Perpetual securities

Perpetual securities are classified as equity if it is non-redeemable, or redeemable only at the issuer's option, and any interests and distributions are discretionary. Interests and distributions on perpetual securities classified as equity are recognised as distributions within equity.

2.25	Revenue recognition

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and when specific criteria have been met for each of the Group's activities (see descriptions below).

(a)	Sales of goods

Revenue from the sales of goods is recognised when the Group has already transferred the significant risks and rewards of ownership of the goods to the buyers, the Group has retained neither continuing managerial involvement nor control over the goods, it is probable that the economic benefits related to the transaction will flow into the Group, and the revenue and related costs incurred can be measured reliably.

If the Group is acting solely as an agent, amounts billed to customers are offset against the relevant costs, and the related revenue is reported on a net basis.

(b)	Rendering of services

The Group provides machinery processing, transportation and packaging services and other services to third party customers. These services are recognised in the period when the related services are provided.

2.26	Interest income

Interest income is recognised using the effective interest method. When a loan or receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flows discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognised using the original effective interest rate.

2.27	Dividend income

Dividend income is recognised when the right to receive payment is established.

2.28	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. The arrangement is assessed for whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

The Group leases certain leasehold lands. Leasehold lands where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased leasehold land and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance costs is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

2.29	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

2.30	Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's and Company's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.31	Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT

3.1	Financial risk management

The Group's activities expose it to a variety of financial risks, including market risk (including foreign currency risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise the potential adverse effects on the Group's financial performance.

Risk management is carried out by the treasury management department (the "Group Treasury") under policies approved by the board of directors of the Company. The Group Treasury identifies, evaluates and hedges financial risks through close co-operation with the Group's operating units.

(a)	Market risk

(i)	Foreign currency risk

Foreign currency risk primarily arises from certain significant foreign currency deposits, receivable from disposal of Chalco Iron Ore Holdings Limited ("Chalco Iron Ore") and short-term and long-term loans denominated in United dollars ("USD"), Australian dollars ("AUD"), Euro ("EUR"), Japanese Yen ("JPY") and Hong Kong dollars ("HKD"). Related exposures are disclosed in Notes 14, 18, 19 and 22 to the financial statements, respectively. The Group Treasury closely monitors the international foreign currency market on the change of exchange rates and takes these into consideration when investing in foreign currency deposits and borrowing loans. As at December 31, 2013, the Group only has significant exposure to USD.

As at December 31, 2013, if RMB had strengthened/weakened by 5% against USD with all other variables held constant, net profit for the year would have been approximately RMB224 million (2012: RMB205 million) higher/lower, mainly as a result of foreign exchange gains/losses arising from translation of USD-denominated borrowings. Profit was more sensitive to the fluctuation in the RMB/USD exchange rates in 2013 than in 2012, mainly due to the increase in the USD denominated borrowings.

As the assets and liabilities denominated in other foreign currencies other than USD were minimal relative to the total assets and liabilities of the Group, the directors of the Company are of the opinion that the Group was not exposed to any significant foreign currency risk arising from these foreign currency denominated assets and liabilities as at December 31, 2013 and 2012.

(ii)	Cash flow and fair value interest rate risk

As the Group has no significant interest bearing assets except for bank deposits (Note 19) and receivables arising from disposal of discontinued operation and Chalco Iron Ore (Notes 14 and 18), the Group's income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in savings and time deposit accounts in the PRC. The interest rates are regulated by the People's Bank of China and the Group Treasury closely monitors the fluctuation on such rates periodically. The interest rates of receivables from disposal of discontinued operation and Chalco Iron Ore are interest rate of one year bank loan determined by Bank of China at payment date and LIBOR plus 0.9%, respectively. As the interest rates applied to the deposits and receivable from disposal of discontinued operation and Chalco Iron Ore were relatively low, the directors of the Company are of the opinion that the Group was not exposed to any significant interest rate risk for its financial assets held as at December 31, 2013 and 2012.

The interest rate risk of the Group primarily arises from interest bearing loans. Loans borrowed at floating interest rates expose the Group to cash flow interest rate risk. The exposures to these risks are disclosed separately in Note 22. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group Treasury closely monitors market interest rates and maintains a balance between variable rate and fixed rate borrowings in order to reduce the exposures to the interest rate risk described above.

As at December 31, 2013, if interest rates had been 100 basis points (December 31, 2012: 100 basis points) higher/lower with all other variables held constant, net profit for the year would have been RMB618 million lower/higher (2012: RMB496 million), respectively mainly as a result of the higher/lower interest expense on floating rate borrowings.

The fair value interest rate risk of the Group mainly arises from long-term bonds, medium-term notes and short-term bonds issued at fixed rates. As the fluctuation of comparable interest rates of corporate bonds with similar terms was relatively low, the directors of the Company are of the opinion that the Group is not exposed to any significant fair value interest rate risk for its fixed interest rate borrowings held as at December 31, 2013 and 2012.

(iii)	Commodity price risk

The Group uses futures and option contracts to reduce its exposure to fluctuations in the price of primary aluminum. The Group has policy in place which limits the total quantity of primary aluminum related to these futures and option contracts to 30% of the Group's annual production or 50% of the Group's committed purchases or sales of the Group's trading business.

The Group uses mainly futures contracts and option contracts traded on the Shanghai Futures Exchange and London Metal Exchange ("LME") to hedge against fluctuations in primary aluminum prices. As at December 31, 2013, the fair values of the outstanding futures contracts amounting to RMB23 thousand (December 31, 2012: RMB5,593 thousand) and RMB207 thousand (December 31, 2012: RMB12,662 thousand) are recognised in financial assets and financial liabilities at fair value through profit or loss respectively. As at December 31, 2013, the fair value of outstanding options contracts amounting to RMB1,740 thousand (December 31, 2012: nil) was recognised in financial liabilities at fair value through profit or loss.

A summary of futures contracts held as at December 31, 2013 is as follows:

As at December 31, 2013

	Quantity
	(expressed	Contract	Market	Contract
	in tonnes)	value	value	maturity

Primary aluminum:
- short position	8,875	125,608	124,637	Jan 2014
- long position	7,850	109,372	109,643	Apr-Jun 2014
Copper:
- short position	9,275	468,289	471,606	Jan-Apr 2014
Zinc:
- short position	1,300	19,701	19,729	Feb-Mar 2014
Lead:
- short position	80	1,151	1,148	Jan 2014
Silver:
- long position	3,900	16,217	16,130	Jan-Jun 2014
Coal:
- short position	18,000	19,427	17,424	Jan-May 2014

As at December 31, 2012

	Quantity
	(expressed	Contract	Market	Contract
	in tonnes)	value	value	maturity

Primary aluminum:
- short position	13,110	200,086	198,662	Jan-Feb 2013
- long position	81,235	1,221,845	1,213,709	Jan-May 2013
Copper:
- short position	5,325	304,466	305,079	Jan-Apr 2013
Zinc:
- short position	7,850	121,031	121,013	Jan-Apr 2013
Lead:
- short position	2,550	38,852	38,614	Jan-Feb 2013

As at December 31, 2013, if the commodity futures prices had increased/decreased by 3% (December 31, 2012: 3%) and all other variables held constant, profit for the year would have changed by the amounts shown below:

	2013	2012

Primary aluminum	Decrease/increase	Increase/decrease
	RMB0.337 million	RMB167 million
Primary copper	Decrease/increase	Increase/decrease
	RMB10.611 million	RMB12 million
Primary zinc	Decrease/increase	Decrease/increase
	RMB0.444 million	RMB11 million
Primary lead	Decrease/increase	Decrease/increase
	RMB0.026 million	RMB0.5 million
Primary silver	Increase/decrease	N/A
RMB0.363 million
Primary coal	Decrease/increase	N/A
RMB0.392 million

(b)	Credit risk

Credit risk arises from bank balances, trade and notes receivables, other receivables as well as credit exposures of customers, including outstanding receivables and committed transactions. The Company also provided financial guarantees to certain subsidiaries. The carrying amounts of these receivables and amounts of respective financial guarantees included in Notes 17, 18, 19 and 26 represent the Group's maximum exposure to credit risk in relation to its financial assets and guarantees.

The Group maintains substantially all of its bank balances and cash in several major state-owned banks in the PRC. With strong support from the PRC government to these state-owned banks, the directors of the Company are of the opinion that there is no significant credit risk on such assets being exposed to losses.

With regard to receivables, the marketing department assesses the credit quality of the customers and its related parties, taking into account their financial positions, past experience and other factors. The Group performs periodic credit evaluations of its customers and believes that adequate provision for impairment of receivables has been made in the financial statements. Management does not expect any further losses from non-performance by these counterparties. The Group holds collateral for some entrusted loans. During the year, the Group has the receivables from Chinalco and its subsidiaries arising from the disposal of the equity interests and assets of Aluminum Fabrication Segment, the disposal of alumina production line of Guizhou branch and the disposal of the equity interests of Chalco Iron Ore. Chinalco and its subsidiaries have paid certain receivables in accordance with the payment terms. Therefore, the Group believes that there is no material credit risk related to the above-mentioned receivables.

During the years ended December 31, 2013 and 2012, no revenue derived from an individual customer exceeded 10% of the Group's total revenue, and thus, the directors of the Company are of the opinion that the Group was not exposed to any significant concentration of credit risk as at December 31, 2013 and 2012.

(c)	Liquidity risk

Cash flow forecast is performed in the operating entities of the Group and aggregated by Group Treasury. The Group Treasury monitors rolling forecasts of the Group's liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecast takes into consideration of the Group's debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets and, if applicable, external regulatory or legal requirements, for example, currency restrictions.

As at December 31, 2013, the Group had total banking facilities of approximately RMB136,596 million of which amounts totalling RMB69,801 million have been utilised as at December 31, 2013. Banking facilities of approximately RMB93,317 million will be subject to renewal during the next 12 months. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

In addition, as at December 31, 2013, the Group had credit facilities through its primary aluminum futures agent at LME amounting to USD106 million (equivalent to RMB646.27 million) (December 31, 2012: USD94 million (equivalent to RMB590.84 million)), of which USD12.79 million (equivalent to RMB77.98 million) (December 31, 2012: USD1.03 million (equivalent to RMB6.47 million)) has been utilised. The futures agent has the right to adjust the related credit facilities.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

The table below analyses the maturity profile of the Group's and the Company's financial liabilities as at the end of the reporting period. The amounts disclosed in the table are the contractual undiscounted cash flows.

Group

	Within	1 to	2 to	Over
	1 year	2 years	5 years	5 years	Total

As at December 31, 2013
Long-term bank and
other loans	-	6,299,854	7,631,946	13,042,818	26,974,618
Long-term bonds	-	-	2,000,000	-	2,000,000
Medium-term notes and
bonds	-	4,000,000	13,400,000	-	17,400,000
Short-term bonds	15,000,000	-	-	-	15,000,000
Short-term bank and
other loans	47,146,473	-	-	-	47,146,473
Current portion of
medium-term notes	2,600,000	-	-	-	2,600,000
Current portion of
long-term bank and
other loans	8,328,722	-	-	-	8,328,722
Interest payables
for borrowings	6,983,738	2,600,611	4,602,716	761,700	14,948,765
Financial liabilities
at fair value through
profit or loss	1,947	-	-	-	1,947
Financial liabilities included
in other current payables
and accrued expenses
(Note)	7,760,271	-	-	-	7,760,271
Financial liabilities included
in other non-current
liabilities (Note)	-	192,519	520,630	390,472	1,103,621
Trade and notes payables	12,401,650	-	-	-	12,401,650

	100,222,801	13,092,984	28,155,292	14,194,990	155,666,067

Group

	Within	1 to	2 to	Over
	1 year	2 years	5 years	5 years	Total

As at December 31, 2012
Long-term bank and
other loans	-	8,049,049	7,771,126	4,090,612	19,910,787
Long-term bonds	-	-	2,000,000	-	2,000,000
Medium-term notes and
bonds	-	2,000,000	12,800,000	-	14,800,000
Bond issuance cost payable	-	6,000	-	-	6,000
Short-term bonds	16,500,000	-	-	-	16,500,000
Short-term bank and
other loans	40,313,218	-	-	-	40,313,218
Current portion of
medium-term notes	5,000,000	-	-	-	5,000,000
Current portion of
long-term bank and
other loans	5,945,958	-	-	-	5,945,958
Current portion of
long-term payables	8,330	-	-	-	8,330
Current portion of bond
issuance cost payable	6,000	-	-	-	6,000
Interest payables
for borrowings	1,788,809	1,705,063	2,532,764	905,829	6,932,465
Financial liabilities
at fair value through
profit or loss	12,662	-	-	-	12,662
Financial liabilities included
in other current payables
and accrued expenses
(Note)	6,169,561	-	-	-	6,169,561
Trade and notes payables	7,059,194	-	-	-	7,059,194

	82,803,732	11,760,112	25,103,890	4,996,441	124,664,175

Company

	Within	1 to	2 to	Over
	1 year	2 years	5 years	5 years	Total

As at December 31, 2013
Long-term bank and
other loans	-	3,124,469	927,939	932,000	4,984,408
Long-term bonds	-	-	2,000,000	-	2,000,000
Medium-term notes and
bonds	-	4,000,000	13,000,000	-	17,000,000
Short-term bonds	15,000,000	-	-	-	15,000,000
Short-term bank and
other loans	25,810,000	-	-	-	25,810,000
Current portion of
medium-term notes	2,000,000	-	-	-	2,000,000
Current portion of
long-term bank and
other loans	4,291,469	-	-	-	4,291,469
Interest payables
for borrowings	4,295,607	1,277,313	1,674,712	54,429	7,302,061
Financial liabilities included
in other payables and
accrued expenses (Note)	4,327,838	-	-	-	4,327,838
Trade and notes payables	4,893,450	-	-	-	4,893,450

	60,618,364	8,401,782	17,602,651	986,429	87,609,226

Company

	Within	1 to	2 to	Over
	1 year	2 years	5 years	5 years	Total

As at December 31, 2012
Long-term bank and
other loans	-	4,049,975	4,122,927	975,000	9,147,902
Long-term bonds	-	-	2,000,000	-	2,000,000
Medium-term notes and
bonds	-	2,000,000	12,000,000	-	14,000,000
Bond issuance cost payable	-	6,000	-	-	6,000
Short-term bonds	16,500,000	-	-	-	16,500,000
Short-term bank and
other loans	19,370,000	-	-	-	19,370,000
Current portion of
medium-term notes	5,000,000	-	-	-	5,000,000
Current portion of
long-term bank and
other loans	3,320,975	-	-	-	3,320,975
Current portion of
long-term payables	8,330	-	-	-	8,330
Current portion of bond
issuance cost payable	6,000	-	-	-	6,000
Interest payables
for borrowings	1,461,420	1,308,717	1,689,355	328,770	4,788,262
Financial liabilities
at fair value through
profit or loss	11,222	-	-	-	11,222
Financial liabilities included
in other payables and
accrued expenses (Note)	3,598,165	-	-	-	3,598,165
Trade and notes payables	2,900,794	-	-	-	2,900,794

	52,176,906	7,364,692	19,812,282	1,303,770	80,657,650

Note:

Advances from customers, accrued interest, taxes other than income tax payable, accrued payroll and bonus, staff welfare payables, obligations in relation to early retirement schemes, contribution payable for pension insurance, current portion of long-term payable and current portion of bond issuance cost payable, deferred government grants and subsidies are excluded for the purpose of the above analysis.

3.2	Financial instruments

(a)	Financial instruments by category

The carrying amounts of each of the categories of financial instruments of the Group as at the end of the reporting period are as follows:

Group
Financial assets	December 31, 2013

	Financial
	assets at
	fair value		Available-
	through	Loans and	for-sale
	profit or loss	receivables	financial assets	Total

Current

Trade and notes receivables	-	6,156,605	-	6,156,605
Financial assets at fair value
through profit or loss	23	-	-	23
Restricted cash and time deposits	-	1,044,158	-	1,044,158
Cash and cash equivalents	-	11,381,695	-	11,381,695
Financial assets included in
other current assets	-	11,670,701	-	11,670,701

Subtotal	23	30,253,159	-	30,253,182

Non-current

Available-for-sale financial
investments	-	-	82,112	82,112
Financial assets included in
other non-current assets	-	12,335,194	-	12,335,194

Subtotal	-	12,335,194	82,112	12,417,306

Total	23	42,588,353	82,112	42,670,488

Group
Financial liabilities	December 31, 2013

	Financial
	liabilities at fair	Financial
	value through	liabilities at
	profit or loss	amortised cost	Total

Current

Financial liabilities at fair value through
profit or loss	1,947	-	1,947
Interest bearing loans and borrowings	-	73,348,346	73,348,346
Interest payables for borrowings	-	726,064	726,064
Financial liabilities included in other payables
and accrued expenses	-	7,760,271	7,760,271
Trade and notes payables	-	12,401,650	12,401,650

Subtotal	1,947	94,236,331	94,238,278

Non-current

Financial liabilities included in
other non-current liabilities	-	767,157	767,157
Interest bearing loans and borrowings	-	46,294,828	46,294,828

Subtotal	-	47,061,985	47,061,985

Total	1,947	141,298,316	141,300,263

Group
Financial assets	December 31, 2012

	Financial
	assets at
	fair value		Available-
	through	Loans and	for-sale
	profit or loss	receivables	financial assets	Total

Current

Trade and notes receivables	-	2,615,862	-	2,615,862
Financial assets at fair value
through profit or loss	8,983	-	-	8,983
Restricted cash and time deposits	-	1,128,015	-	1,128,015
Cash and cash equivalents	-	9,063,593	-	9,063,593
Financial assets included in
other current assets	-	2,721,075	-	2,721,075

Subtotal	8,983	15,528,545	-	15,537,528

Non-current

Available-for-sale
financial investments	-	-	64,500	64,500
Financial assets included in
other non-current assets	-	200,000	-	200,000

Subtotal	-	200,000	64,500	264,500

Total	8,983	15,728,545	64,500	15,802,028

Group
Financial liabilities	December 31, 2012

	Financial
	liabilities at fair	Financial
	value through	liabilities at
	profit or loss	amortised cost	Total

Current

Financial liabilities at fair value through
profit or loss	12,662	-	12,662
Interest bearing loans and borrowings	-	67,915,181	67,915,181
Current portion of long-term payables	-	8,330	8,330
Current portion of bond issuance
cost payable	-	6,000	6,000
Interest payables for borrowings	-	548,381	548,381
Financial liabilities included in other payables
and accrued expenses	-	6,169,561	6,169,561
Trade and notes payables	-	7,059,194	7,059,194

Subtotal	12,662	81,706,647	81,719,309

Non-current

Bond issuance cost payable	-	6,000	6,000
Interest bearing loans and borrowings	-	36,635,652	36,635,652

Subtotal	-	36,641,652	36,641,652

Total	12,662	118,348,299	118,360,961

The carrying amounts of each of the categories of financial instruments of the Company as the end of the reporting period are as follows:
Company
Financial assets	December 31, 2013

	Loans and	Available-for-sale
	receivables	financial assets	Total

Current

Trade and notes receivables	2,031,265	-	2,031,265
Restricted cash and time deposits	316,362	-	316,362
Cash and cash equivalents	4,890,967	-	4,890,967
Financial assets included in other current assets	8,547,223	-	8,547,223

Subtotal	15,785,817	-	15,785,817

Non-current

Available-for-sale financial investments	-	7,000	7,000
Financed assets included in
other non-current assets	4,706,745	-	4,706,745

Subtotal	4,706,745	7,000	4,713,745

Total	20,492,562	7,000	20,499,562

Company
Financial liabilities	December 31, 2013

	Financial
	liabilities at fair	Financial
	value through	liabilities at
	profit or loss	amortised cost	Total

Current

Interest bearing loans and borrowings	-	47,374,620	47,374,620
Interest payables for borrowings	-	589,828	589,828
Financial liabilities included in other payables
and accrued expenses	-	4,327,838	4,327,838
Trade and notes payables	-	4,893,450	4,893,450

Subtotal	-	57,185,736	57,185,736

Non-current

Interest bearing loans and borrowings	-	23,904,618	23,904,618

Subtotal	-	23,904,618	23,904,618

Total	-	81,090,354	81,090,354

Company
Financial assets	December 31, 2012

	Loans and	Available-for-sale
	receivables	financial assets	Total

Current

Trade and notes receivables	2,168,360	-	2,168,360
Restricted cash and time deposits	543,271	-	543,271
Cash and cash equivalents	4,396,234	-	4,396,234
Financial assets included in
other current assets	8,059,043	-	8,059,043

Subtotal	15,166,908	-	15,166,908

Non-current

Available-for-sale financial investments	-	7,000	7,000
Financial assets included in
other non-current assets	200,000	-	200,000

Subtotal	200,000	7,000	207,000

Total	15,366,908	7,000	15,373,908

Company
Financial liabilities	December 31, 2012

	Financial
	liabilities at fair	Financial
	value through	liabilities at
	profit or loss	amortised cost	Total

Current

Financial liabilities at fair value
through profit or loss	11,222	-	11,222
Interest bearing loans and borrowings	-	44,346,980	44,346,980
Current portion of long-term payables	-	8,330	8,330
Current portion of bond
issuance cost payable	-	6,000	6,000
Interest payables for borrowings	-	421,281	421,281
Financial liabilities included in other
payables and accrued expenses	-	3,598,165	3,598,165
Trade and notes payables	-	2,900,794	2,900,794

Subtotal	11,222	51,281,550	51,292,772

Non-current

Bond issuance cost payable	-	6,000	6,000
Interest bearing loans and borrowings	-	25,075,406	25,075,406

Subtotal	-	25,081,406	25,081,406

Total	11,222	76,362,956	76,374,178

(b)	Fair value and fair value hierarchy

Fair value

The carrying amounts and fair values of the Group's and the Company's financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:

Group

Carrying amounts	Fair values

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Financial assets
Financial assets included in
other non-current assets	12,335,194	-	12,335,194	-

Carrying amounts	Fair values

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Financial liabilities
Financial liabilities included
in other non-current
liabilities	767,157	-	767,157	-
Long-term interest bearing
loans and borrowings	46,294,828	36,635,652	45,728,722	35,803,123

	47,061,985	36,635,652	46,495,879	35,803,123

Company

Carrying amounts	Fair values

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Financial assets
Financial assets included in
other non-current assets	4,706,745	-	4,706,745	-

Carrying amounts	Fair values

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Financial liabilities
Long-term interest bearing
loans and borrowings	23,904,618	25,075,406	23,769,383	24,468,566

Management has assessed that the fair values of cash and cash equivalents, restricted cash and time deposits, trade and notes receivables, financial assets included in other current assets, entrusted loans, trade and notes payables, financial liabilities included in other payables and accrued expenses, short-term and current portion of interest bearing loans and borrowings, interests payable, bond issuance cost payable and current portion of long-term payables approximate to their carrying amounts largely due to the short term maturities of these instruments.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

The fair values of the financial assets included in other non-current assets and financial liabilities included in other non-current liabilities have been calculated by discounting the expected future cash flows using rates currently available for instruments on with similar terms, credit risk and remaining maturities.

The fair value of long-term interest bearing loans and borrowings have been calculated by discounting the expected future cash flows using rates currently available for instruments on similar terms, credit risk and remaining maturities.

The Group's own non-performance risk for financial liabilities included in other non-current liabilities and long-term interest-bearing loans and borrowings as at December 31, 2013 was assessed to be insignificant.

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group's and the Company's financial instruments:

Assets measured at fair value:

Group

As at December 31, 2013	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Financial assets at fair value
through profit or loss:
Futures contracts	23	-	-	23

As at December 31, 2012	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Financial assets at fair value
through profit or loss:
Futures contracts	5,593	-	-	5,593
Forward foreign
exchange contracts	-	3,390	-	3,390

	5,593	3,390	-	8,983

As at December 31, 2013 and 2012, the Company has no financial assets measured at fair value.

Liabilities measured at fair value:

Group

As at December 31, 2013	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Financial liabilities
at fair value through
profit or loss:
Futures contracts	207	-	-	207
European option contracts	-	1,740	-	1,740

	207	1,740	-	1,947

As at December 31, 2012	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Financial liabilities
at fair value through
profit or loss:
Futures contracts	12,662	-	-	12,662

Company

As at December 31, 2013	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Financial liabilities
at fair value through
profit or loss:
Futures contracts	-	-	-	-

As at December 31, 2012	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Financial liabilities
at fair value through
profit or loss:
Futures contracts	11,222	-	-	11,222

Assets for which fair values are disclosed:

Group

As at December 31, 2013	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Loans and receivables:
Financial assets included in
other non-current assets	-	12,335,194	-	12,335,194

As at December 31, 2012	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Loans and receivables:
Financial assets included in
other non-current assets	-	-	-	-

Company

As at December 31, 2013	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Loans and receivables:
Financial assets included in
other non-current assets	-	4,706,745	-	4,706,745

As at December 31, 2012	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Loans and receivables:
Financial assets included in
other non-current assets	-	-	-	-

Liabilities for which fair values are disclosed:

Group

As at December 31, 2013	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Financial liabilities
at amortized cost:
Financial liabilities included
in other non-current
liabilities	-	767,157	-	767,157
Long-term interest bearing
loans and borrowings	-	45,728,722	-	45,728,722

	-	46,495,879	-	46,495,879

As at December 31, 2012	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Financial liabilities
at amortized cost:
Long-term interest bearing
loans and borrowings	-	35,803,123	-	35,803,123

Company

As at December 31, 2013	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Financial liabilities
at amortized cost:
Long-term interest bearing
loans and borrowings	-	23,769,383	-	23,769,383

As at December 31, 2012	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Financial liabilities
at amortized cost:
Long-term interest bearing
loans and borrowings	-	24,468,566	-	24,468,566

During the year, the Group and the Company had no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities (2012: Nil).

3.3	Capital risk management

The Group's capital management objectives are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debts.

Consistent with other entities in the industry, the Group monitors capital on the basis of its gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings and other liabilities (including borrowings, other non-current liabilities, trade and notes payables, other payables and accrued expenses and financial liabilities at fair value through profit or loss, as shown in the consolidated statement of financial position) less restricted cash, time deposits and cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debt less non-controlling interests.

During 2013 and 2012, the change in sales price of the Group's primary products has adversely impacted on the profitability and net operating cash flows of the Group. The Group has entered into additional bank borrowings in order to ensure sufficient operating cash flows. The gearing ratio as at December 31, 2013 is as follows:

	2013	2012

Total borrowings and other liabilities	144,591,256	121,184,673
Less: Restricted cash, time deposits and cash and
cash equivalents	(12,425,853)	(10,191,608)

Net debt	132,165,403	110,993,065

Total equity	53,702,119	53,771,150
Add: Net debt	132,165,403	110,993,065
Less: Non-controlling interests	(9,344,394)	(9,963,387)

Total capital attributable to owners of the parent	176,523,128	154,800,828

Gearing ratio	75%	72%

The increase in gearing ratio as at December 31, 2013 mainly resulted from additional bank borrowings and increase in trade and notes payables in order to ensure sufficient operating cash flows.

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the Group's consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these judgements, assumptions and estimates could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affected in future periods.

Judgements

In the process of applying the Group's accounting policies and preparing the Group's consolidated financial statements, management has made the following judgements, apart from those involving estimates, which have the most significant effect on the amounts recognised in the consolidated financial statements.

(a)	Going concern

As set out in Note 2.1, the ability of the Group and the Company to continue operations is dependent upon obtaining the necessary borrowings and generating cash inflows from operating activities in order to generate sufficient cash flows to meet its liabilities as they fall due. In the event the Group and the Company are unable to obtain adequate funding, there is uncertainty as to whether the Group and the Company will be able to continue as a going concern. These financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Group and the Company be unable to continue as a going concern.

(b)	Loss of control of a subsidiary in multiple arrangements

A parent might lose control of a subsidiary in multiple arrangements (transactions). However, sometimes circumstances indicate that the multiple arrangements should be accounted for as a single transaction. In determining whether to account for the arrangements as a single transaction, a parent shall consider all the terms and conditions of the arrangements and their economic effects. One or more of the following indicate that the parent should account for the multiple arrangements as a single transaction: (a) they are entered into at the same time or in contemplation of each other; (b) they form a single transaction designed to achieve an overall commercial effect; (c) the occurrence of one arrangement is dependent on the occurrence of at least one other arrangement; (d) one arrangement considered on its own is not economically justified, but it is economically justified when considered together with other arrangements. As disclosed in Note 39(a), the Company lost its control over Jiaozuo Wanfang Aluminum Company Limited ("Jiaozuo Wanfang") after its equity interest in Jiaozuo Wanfang was diluted. The Group believed that the above transaction accompanying the disposal of 4.998% equity interest in Jiaozuo Wanfang by the Company in 2010 was accounted for as a single transaction.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group's assumptions and estimates are based on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

(a)	Property, plant and equipment and intangible assets - recoverable amount

In accordance with the Group's accounting policy, each asset or cash-generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, an estimate of recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash-generating group of assets is measured at the higher of fair value less costs of disposal and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, and its eventual disposal.

Value in use is also generally determined as the present value of the estimated future cash flows of those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors) and operating costs. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact on the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against profit or loss.

(b)	Property, plant and equipment and intangible assets - estimated useful lives and residual values

The Group's management determines the estimated useful lives and residual values (if applicable) and consequently related depreciation/amortisation charges for its property, plant and equipment and intangible assets. These estimates are based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions, or based on value-in-use calculations or market valuations according to the estimated periods that the Group intends to derive future economic benefits from the use of intangible assets. Management will increase the depreciation/amortisation charge where useful lives are less than previously estimated lives, and it will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold.

Actual economic lives may differ from estimated useful lives and actual residual values may differ from estimated residual values. Periodic review could result in a change in depreciable lives and residual values and therefore in depreciation/amortisation expense in future periods.

(c)	Estimated impairment of trade and other receivables and inventories

A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that a trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to trade and other receivables are discounted if the effect of discounting is material. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the consolidated statements of comprehensive income. When a trade and other receivable is uncollectible, it is written off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written off are recognised as income in profit or loss. The impairment is subject to management's assessment at the end of the reporting period, and hence, the provision amount is subject to uncertainty.

In accordance with the Group's accounting policy, the Group's management tests whether inventories suffered any impairment based on estimates of the net realisable value of the inventories. For different types of inventories, it requires the exercise of accounting estimates on selling price, costs of conversion, selling expenses and related tax expense to calculate their net realisable value. For inventories held for executed sales contracts, the management estimates the net realisable value based on the contracted price; for other inventories, the management estimates realisable future price based on the actual prices during the period from the end of the reporting period to the date that these financial statements were approved for issue by the board of directors of the Company and takes into account the nature and balance of inventories and future estimated price trends. For raw materials and work-in-progress, the management has established a model in estimating the net realisable value at which the inventories can be realised in the normal course of business after considering the Group's manufacturing cycles, production capacity and forecasts, estimated future conversion costs and selling prices. The management also takes into account the price or cost fluctuations and other related matters occurring after the end of the reporting period which reflect conditions that existed at the end of the reporting period.

It is reasonably possible that if there is a significant change in circumstances including the Group's business and the external environment, outcomes within the next financial year would be significantly affected.

(d)	Coal reserve estimates and units-of-production amortisation for coal mining rights

Engineering estimates of the Group's coal reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated coal reserves can be designated as "proved" and "probable". Proved and probable coal reserve estimates are updated on a regular basis and have taken into account recent production and technical information about each mine. In addition, as prices and cost levels change from year to year, the estimate of proved and probable coal reserves also changes.

(e)	Income tax

The Group estimates its income tax provision and deferred income taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact on the income tax and deferred income tax provisions in the period in which such determination is made.

Deferred tax assets are recognised for unused tax losses and other temporary differences, such as provision for impairment of receivables, inventories and property, plant and equipment and accruals of expenses not yet deductible for tax purposes, to the extent that it is probable that taxable profit will be available against which the losses can be utilised or other temporary difference could be recovered. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The carrying value of the Group's deferred tax assets at December 31, 2013 was RMB1,892 million (December 31, 2012: RMB2,261 million). The amount of unrecognised tax losses at December 31, 2013 was RMB16,709 million (December 31, 2012: RMB9,686 million). Further details are contained in Note 13 to the financial statements.

An entity shall recognise a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, except to the extent that both of the following conditions are satisfied:

(a)	the parent, investor or joint venturer is able to control the timing of the reversal of the temporary difference; and

(b)	it is probable that the temporary difference will not reverse in the foreseeable future.

The Group believes the taxable temporary differences associated with investments in subsidiaries, associates and joint ventures satisfy the above criteria and therefore, relevant deferred tax liabilities was recognized as disclosed in Note 13 to the financial statements.

The Group believes it has recorded adequate current tax provision and deferred income taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred income taxation may be necessary which would impact on the Group's results or financial position.

(f)	Goodwill - recoverable amount

In accordance with the Group's accounting policy, goodwill is allocated to the Group's operating segments as it represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is tested for impairment annually by preparing a formal estimate of the recoverable amount. The recoverable amount is estimated as the value in use of the operating segment. Similar considerations to those described above in respect of assessing the recoverable amount of property, plant and equipment also apply to goodwill.

5.	REVENUE AND SEGMENT INFORMATION

(a)	Revenue

Revenue from continuing operations recognised during the year is as follows:

Group

	2013	2012
		(Restated)

Sales of goods (net of value-added tax)	166,795,663	141,675,472
Other revenue	2,635,572	1,761,523

	169,431,235	143,436,995

Other revenue from continuing operations primarily includes revenue from the sales of scrap and other materials, the supply of gas, heat and water and the provision of machinery processing, transportation and packaging and other services.

(b)	Segment information

The presidents of the Company (formerly "the Company's Executive Committee") have been identified as the chief operating decision-makers. They are responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance.

The presidents monitor the business from a product perspective comprising alumina, primary aluminum and aluminum fabrication for the Group's manufacturing business, which is identified as separate reportable operating segment. In addition, the Group's trading business is identified as a separate reportable operating segment. The Group's operating segments also include corporate and other operating activities.

However, as disclosed in Notes 2.1 and 6 to the financial statements, the Group has disposed of its equity interests and assets in the aluminum fabrication segment on June 27, 2013. Accordingly, the aluminum fabrication segment has been classified as a discontinued operation and was excluded from the segment information for the year ended December 31, 2013.

In addition, as disclosed in Note 38(a) to the financial statements, the Company acquired an aggregate of 70.82% equity interest in Ningxia Energy on January 23, 2013. Ningxia Energy is principally engaged in the research and development, production and operation of energy products. Its activities mainly include coal mining, electricity generation by thermal power, wind power and solar power, new energy related equipment manufacturing business, and construction and operation of coal aluminum integration. After the acquisition of Ningxia Energy, the presidents have identified Ningxia Energy and other energy related operations, formerly included in corporate and other operating segments, as the energy segment in accordance with IFRS 8 Operating Segments. As a result of the above changes in segment structure, the comparative figures of segment information were restated accordingly.

The presidents assess the performance of operating segments based on profit or loss before income tax in related periods. Unless otherwise stated below, the manner of assessment used by the presidents is consistent with that applied in these consolidated financial statements. Management has determined the operating segments based on the reports reviewed by the presidents that are used to make strategic decisions.

The Group's five reportable operating segments are summarised as follows:

*

The alumina segment, which consists of the mining and purchasing of bauxite and other raw materials, the refining of bauxite into alumina, and the sale of alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sale of chemical alumina and metal gallium.

*

The primary aluminum segment, which consists of the procurement of alumina and other raw materials, supplemental materials and electricity power, the smelting of alumina to produce primary aluminum which is sold to the Group's internal aluminum fabrication plants and external customers. This segment also includes the production and sale of carbon products and aluminum alloy and other aluminum products.

*

The energy segment, which consists of the research and development, production and operation of energy products, is mainly engaged in coal mining, electricity generation by thermal power, wind power and solar power, new energy related equipment manufacturing business, and the construction and operation of coal aluminum integration. Sales of coals are mainly to the Group's internal and external coal consuming customers, electricity used within the Group and by regional power grid corporations.

*

The trading segment, which is engaged in the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products and raw materials and supplemental materials to internal manufacturing plants and external customers in the PRC. The products are sourced from fellow subsidiaries and international and domestic suppliers of the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated with the segment revenue of the respective segments which supplied the products to the trading segment.

*	Corporate and other operating segments, which mainly include management of corporate, research and development activities and others.

Prepaid current income tax and deferred tax assets are excluded from segment assets, and income tax payable and deferred tax liabilities are excluded from segment liabilities. All sales among the operating segments were conducted on terms mutually agreed among group companies, and have been eliminated upon consolidation.

Year ended December 31, 2013

					Corporate
					and other	Inter-
		Primary			operating	segment
	Alumina	aluminum	Energy	Trading	segments	elimination	Total

Total revenue	33,979,913	49,953,392	5,159,137	137,283,480	788,549	(57,733,236)	169,431,235
Inter-segment revenue	(27,276,190)	(18,068,029)	(261,865)	(11,991,918)	(135,234)	57,733,236	-

Sales of self-produced products
(Note)	31,514,827
Sales of products sourced
from external suppliers	93,776,735

Revenue from external
customers from
continuing operations	6,703,723	31,885,363	4,897,272	125,291,562	653,315	-	169,431,235

Segment (loss)/profit from
continuing operations	(1,800,990)	(2,791,974)	948,840	547,086	4,167,769	(187,490)	883,241

Income tax expense from
continuing operations							(339,551)

Profit for the year from
continuing operations							543,690

Note:

The sales of self-produced products include sales of self-produced alumina amounting to RMB10,695.7 million, sales of self-produced primary aluminum amounting RMB15,218.0 milion, and sales of self-produced other products amounting to RMB5,601.1 million.

Year ended December 31, 2013

					Corporate
					and other	Inter-
		Primary			operating	segment
	Alumina	aluminum	Energy	Trading	segments	elimination	Total

Other items for
continuing operations:
Finance income	28,132	63,594	68,595	142,705	313,550	-	616,576
Finance costs	(1,095,328)	(1,327,873)	(1,066,896)	(286,968)	(2,072,581)	-	(5,849,646)
Share of profits of joint ventures	-	-	126,326	-	22,423	-	148,749
Share of (losses)/profits of
associates	(2,129)	70,039	377,312	-	66,647	-	511,869
Amortisation of land use rights
and leasehold land	(36,089)	(26,548)	(12,138)	(875)	(1,344)	-	(76,994)
Depreciation and amortisation
(excluding the amortisation
of land use rights and
leasehold land)	(2,721,007)	(2,389,610)	(894,086)	(2,560)	(94,188)	-	(6,101,451)
Gain/(loss) on disposal of
property, plant and equipment	134,409	75,384	(699)	-	(37)	-	209,057
Gain on disposal of Alumina
Production Line	33,247	-	-	-	-	-	33,247
Gain on acquisition of a subsidiary	-	-	651,185	-	-	-	651,185
Gain on disposal of
Chalco Iron Ore	-	-	-	-	5,413,244	-	5,413,244
Gain on previously held equity
interest remeasured at
acquisition-date fair value	-	-	53,953	-	-	-	53,953
Gain on disposal of
Jiaozuo Wanfang	-	-	-	-	804,766	-	804,766
Impairment of property,
plant and equipment	(68,340)	(284,403)	(118,453)	-	(29,963)	-	(501,159)
Change for impairment
of inventories	(44,359)	128,962	(206,725)	42,714	-	-	(79,408)
Provision for impairment
of receivables, net of bad
debts recovered	(9,611)	(38,705)	(44,211)	(203,997)	(813)	-	(297,337)

Capital expenditure of
continuing operations (Note)
Intangible assets	363,258	1,167	162,741	243	-	-	527,409
Land use rights	-	15,341	3,264	-	-	-	18,605
Property, plant and equipment	3,854,419	3,300,022	1,893,885	46,047	130,599	-	9,224,972

Capital expenditure of							Discontinued
the discontinued operation							operation
Intangible assets							-
Land use rights							1,212
Property, plant and equipment							134,128

Note:	Excluding the non-current assets acquired through acquisition of subsidiaries during the year.

Year ended December 31, 2012 (Restated)

					Corporate
					and other	Inter-
		Primary			operating	segment
	Alumina	aluminum	Energy	Trading	segments	elimination	Total

Total revenue	31,845,900	58,036,325	69,507	117,295,058	332,455	(64,142,250)	143,436,995
Inter-segment revenue	(28,168,871)	(23,515,466)	-	(12,416,127)	(41,786)	64,142,250	-

Sales of self-produced products
(Note)	38,184,093
Sales of products sourced
from external suppliers	66,694,838

Revenue from external
customers from
continuing operations	3,677,029	34,520,859	69,507	104,878,931	290,669	-	143,436,995

Segment (loss)/profit
from continuing operations	(3,744,947)	(3,084,684)	(45,894)	437,635	(1,524,748)	135,262	(7,827,376)
Income tax benefit from
continuing operations							371,092

Loss for the year from
continuing operations							(7,456,284)

Note:

The sales of self-produced products include sales of self-produced alumina amounting to RMB10,809.1million, sales of self-produced primary aluminum amounting RMB21,584.6 million, and sales of self-produced other products amounting to RMB5,790.3 million.

Year ended December 31, 2012 (Restated)

					Corporate
					and other	Inter-
		Primary			operating	segment
	Alumina	aluminum	Energy	Trading	segments	elimination	Total

Other items for continuing
operations:
Finance income	27,232	57,796	10,310	95,967	111,041	-	302,346
Finance costs	(898,656)	(1,535,959)	(8,272)	(285,803)	(1,634,280)	-	(4,362,970)
Share of profits of joint ventures	-	-	19,644	-	17,396	-	37,040
Share of profits/(losses) of associates	-	238,698	(106)	-	17,489	-	256,081
Amortisation of land use rights
and leasehold land	(40,063)	(26,640)	-	(101)	-	-	(66,804)
Depreciation and amortisation
(excluding the amortisation
of land use rights and
leasehold land)	(2,527,909)	(2,033,468)	(1,048)	(4,061)	(112,477)	-	(4,678,963)
Loss on disposal of property,
plant and equipment	(231,080)	(222,879)	-	(1,036)	(86)	-	(455,081)
Gain on acquisition of
the investment in an associate	-	-	504,773	-	-	-	504,773
Impairment of property, plant
and equipment	-	(19,903)	-	-	-	-	(19,903)
Impairment of
long-term investments	-	(7,778)	-	-	-	-	(7,778)
Change for impairment
of inventories	(552,875)	(289,397)	-	(80,259)	(2,023)	-	(924,554)
Reversal of/(provision for)
impairment of receivables,
net of bad debts recovered	58,582	(120,268)	-	8,437	4,345	-	(48,904)

Capital expenditure of
continuing operations
Intangible assets	54,755	-	16	-	585	-	55,356
Land use rights	1,440	88	-	-	-	-	1,528
Property, plant and equipment	4,187,114	4,604,665	89,955	48,523	180,267	-	9,110,524

Capital expenditure of							Discontinued
the discontinued operation							operation
Intangible assets							-
Land use rights							-
Property, plant and equipment							458,813

					Corporate
					and other	Inter-
		Primary			operating	segment
	Alumina	aluminum	Energy	Trading	segments	eliminations	Total

As at December 31, 2013

Segment assets	77,360,555	49,814,666	37,391,588	20,938,887	25,893,873	(13,936,613)	197,462,956

Unallocated:
Deferred tax assets							1,793,310
Prepaid income tax							250,788

Total assets							199,507,054

Segment liabilities	44,535,705	26,330,138	23,758,413	17,721,550	45,883,977	(13,638,527)	144,591,256

Unallocated:
Deferred tax liabilities							1,088,150
Income tax payable							125,529

Total liabilities							145,804,935

					Corporate
					and other	Inter-
		Primary			operating	segment
	Alumina	aluminum	Energy	Trading	segments	eliminations	Total

As at December 31, 2012 (Restated)

Segment assets	73,674,402	56,052,801	2,532,851	14,170,929	20,934,520	(9,198,192)	158,167,311

Unallocated:
Deferred tax assets							2,116,986
Prepaid income tax							295,434
Assets related to the
discontinued operation							14,437,151

Total assets							175,016,882

Segment liabilities	40,217,727	30,396,514	865,566	11,361,833	37,567,564	(9,863,984)	110,545,220

Unallocated:
Income tax payable							61,059
Liabilities related to
the discontinued operation							10,639,453

Total liabilities							121,245,732

The Group mainly operates in the mainland of China. Geographical information of the operating segments is as follows:

Group

	2013	2012
		(Restated)

Segment revenue from external customers
from continuing operations
- Domestic	163,582,496	140,756,659
- Overseas	5,848,739	2,680,336

	169,431,235	143,436,995

Group

	2013	2012

Non-current assets (excluding available-for-sale
financial investments, entrusted loans,
deferred tax assets and other financial assets)
- Domestic	111,714,648	111,725,252
- Overseas	10,510,369	11,894,128

	122,225,017	123,619,380

For the year ended December 31, 2013, revenues from continuing operations of approximately RMB30,255 million (2012 from continuing operations: RMB22,541 million (restated)) are derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. These revenues are mainly attributable to the alumina, primary aluminum and trading segments. There was no other individual customer from whom the Group has derived revenue of more than 10% of the Group's revenue during the year ended December 31, 2013 (2012: none).

6.	DISCONTINUED OPERATION

On June 9, 2013, the Company entered into an equity interest transfer agreement ("Aluminum Fabrication Interests Transfer Agreement") with Chinalco, pursuant to which the Company transferred to Chinalco its equity interests in (a) six subsidiaries: (1) 90.03% equity interest in Chalco Henan Aluminum Co., Ltd. ()("Henan Aluminum"); (2) 60% equity interest in Chalco Southwest Aluminum Co., Ltd. (); (3) 100% equity interest in Chalco Southwest Aluminum Cold Rolling Co., Ltd. (); (4) 56.86% equity interest in Huaxi Aluminum Co., Ltd. (); (5) 93.30% equity interest in Chalco Ruimin Co., Ltd. (); and (6) 100% equity interest in Chalco Qingdao Light Metal Co., Ltd. () ("Qingdao Light Metal") (collectively known as "Aluminum Fabrication Subsidiaries"); (b) a joint venture: 50% equity interest in Chalco Sapa Aluminum Products (Chongqing) Co., Ltd. () ("Chalco Sapa"); and (c) an associate: 40% equity interest in Guizhou Chalco Aluminum Co., Ltd. () ("Guizhou Chalco"). In addition, the Company entered into the Aluminum Fabrication Assets Transfer Agreement with Northwest Aluminum Fabrication Plant, a subsidiary of Chinalco, on June 6, 2013, pursuant to which the Company transferred the net assets in Northwest Aluminum Fabrication Branch of the Company () ("Aluminum Fabrication Branch") to Northwest Aluminum Fabrication Plant. The above transactions were completed on June 27, 2013.

The Aluminum Fabrication Subsidiaries and the Aluminum Fabrication Branch form the Aluminum Fabrication Segment of the Group. Pursuant to the Aluminum Fabrication Interests Transfer Agreement and the Aluminum Fabrication Assets Transfer Agreement, the consideration thereof was determined with reference to independent valuation undertaken by professional valuers recognised in the PRC of the net assets of the respective entities/branch as at December 31, 2012, adjusted to give effect to the changes in net assets value from the valuation date (December 31, 2012) to the disposal date.

As an adhering condition to the disposal of certain of the Aluminum Fabrication Subsidiaries, as at December 31, 2012, the Company's entrusted loans to Henan Aluminum and Qingdao Light Metal were transferred to Chinalco with a nominal principal amount up to RMB3 billion ("Transferred Loan to Chinalco"), and the appraisal value of such loans was taken as the basis for the consideration.

After giving adjustment to the change in the net assets value from the valuation date (December 31, 2012) to the disposal date regarding the Aluminum Fabrication Subsidiaries and the Aluminum Fabrication Branch, the aggregate consideration for the disposal of the Aluminum Fabrication Segment and the Transferred Loan to Chinalco was finalised at RMB6,314.5 million. The disposal of the Aluminum Fabrication Segment and the Transferred Loan to Chinalco shall be considered in their totality.

The disposal of the Aluminum Fabrication Segment can optimise the asset structure, lower the debt to asset ratio, improve the debt portfolio of the Group, increase the operating cash flows of the Group and strengthen the re-financing ability of the Group, which is beneficial for the Group to focus on the development of quality resources and develop its business relating to the quality resources, so as to move towards the forefront of the industry chain and the high-end of the value chain.

Since the Aluminum Fabrication Segment was a component of the Group's business, representing a separate major line of business with separately identifiable operations and cash flows, it is classified as a discontinued operation. Accordingly, the results of the Aluminum Fabrication Segment were separately reported as a "discontinued operation" in the consolidated statement of comprehensive income for the year ended December 31, 2013. In addition, the gain recognised on the disposal of the Aluminum Fabrication Segment was also included in the results of the discontinued operation.

Details of the net assets of the discontinued operation of as at June 27, 2013 are as follows:

	Notes	June 27, 2013

Net assets disposed of:
Cash and cash equivalents		345,351
Trade and notes receivables		1,563,462
Inventories		2,254,990
Other current assets		1,427,870
Deferred tax assets	13	105,716
Property, plant and equipment	8	9,354,169
Land use rights	9(b)	267,104
Intangible assets	7	11,210
Investment in an associate	11(b)	202,210
Other non-current assets		39,472
Trade and notes payables		(2,016,152)
Income tax payable		(583)
Other payables and accrued expenses		(598,000)
Interest bearing loans and borrowings		(9,808,339)
Other non-current liabilities		(55,435)

Net assets		3,093,045
Non-controlling interests		(324,539)

Net assets disposed of		2,768,506

Transferred Loan to Chinalco		2,925,500

Total net assets disposed of		5,694,006

Gain on disposal of the discontinued operation
and the Transferred Loan to Chinalco		620,494

Consideration		6,314,500

2013

Satisfied by:
Cash received in 2013	1,391,327
Receivable from Chinalco and its subsidiaries as at December 31, 2013	4,923,173

Consideration	6,314,500

An analysis of the cash flows of cash and cash equivalents in respect of the disposal of the discontinued operation is as follows:

2013

Cash consideration received in 2013	1,391,327
Less: cash and cash equivalents disposed of	(345,351)

Net cash inflows from the disposal of the discontinued operation	1,045,976

The results of the discontinued operation are presented below:

	2013*	2012
		(Restated)

Revenue	5,527,808	9,473,099
Less: elimination**	(1,654,896)	(3,431,273)

	3,872,912	6,041,826
Expenses	(5,684,116)	(10,197,796)
Less: elimination**	1,654,896	3,431,273

	(4,029,220)	(6,766,523)

Operating loss	(156,308)	(724,697)
Finance costs, net	(259,187)	(538,756)
Share of profits/(loss) of associates	877	(1,233)

Loss before tax from the discontinued operation	(414,618)	(1,264,686)

Income tax benefit	1,268	77,387

Loss for the year from the discontinued operation	(413,350)	(1,187,299)

Gain on disposal of the discontinued operation	620,494	-

Profit/(loss) for the year from
the discontinued operation	207,144	(1,187,299)

The net cash flows incurred by the discontinued operation, excluding the cash consideration received from disposal of the discontinued operation, are as follows:

	2013*	2012

Operating activities	(10,253)	589,761
Investing activities	(134,499)	(499,849)
Financing activities	117,868	(262,129)
Net foreign exchange differences	124	(243)

Net cash outflows	(26,760)	(172,460)

*	These numbers represent the activities prior to the disposal on June 27, 2013.

**

Since the transactions between the discontinued operation and the continuing operations are expected to continue after the disposal of discontinued operation, the transactions between the two operations were eliminated in the results of the discontinued operation.

	2013	2012

Basic and diluted earnings/(loss) per share from
the discontinued operation (in RMB per share)	0.02	(0.08)

The calculations of basic and diluted earnings or loss per share from the discontinued operation are based on:

	2013	2012

Profit/(loss) attributable to owners of the parent from
the discontinued operation (in RMB)	235,913,000	(1,070,393,000)

Weighted average number of ordinary shares in issue
during the year used in the basic and diluted earnings
or loss per share calculations (Note 34)	13,524,487,892	13,524,487,892

7.	INTANGIBLE ASSETS

Group

			Mineral	Computer
		Mining	exploration	software
	Goodwill	rights	rights	and others	Total

Year ended December 31, 2013
Opening net book amount	2,362,735	830,650	951,329	115,304	4,260,018
Additions	-	91,177	371,174	65,058	527,409
Transfer from property,
plant and equipment (Note 8)	-	22,487	-	10,252	32,739
Acquisition of subsidiaries (Note 38)	14,254	6,233,253	-	122,028	6,369,535
Disposals	-	(3,995)	-	(1,190)	(5,185)
Disposal of discontinued operation (Note 6)	-	-	-	(11,210)	(11,210)
Deemed disposal of Jiaozuo Wanfang (Note 39(a))	(31,790)	-	-	(3,384)	(35,174)
Amortisation	-	(246,369)	-	(31,371)	(277,740)
Impairment loss	-	-	-	(7)	(7)
Currency translation differences	(246)	(2,402)	(5,340)	-	(7,988)

Closing net book amount	2,344,953	6,924,801	1,317,163	265,480	10,852,397

As at December 31, 2013
Cost	2,344,953	7,487,374	1,317,163	420,097	11,569,587
Accumulated amortisation	-	(562,573)	-	(154,617)	(717,190)

Net book amount	2,344,953	6,924,801	1,317,163	265,480	10,852,397

Group

			Mineral	Computer
		Mining	exploration	software
	Goodwill	rights	rights	and others	Total

Year ended December 31, 2012
Opening net book amount	2,362,735	568,006	1,081,427	136,602	4,148,770
Additions	-	50,405	194	4,757	55,356
Transfer from non-current assets	-	150,811	-	-	150,811
Amortisation	-	(67,601)	-	(26,055)	(93,656)
Reclassification	-	129,029	(129,029)	-	-
Currency translation differences	-	-	(1,263)	-	(1,263)

Closing net book amount	2,362,735	830,650	951,329	115,304	4,260,018

As at December 31, 2012
Cost	2,362,735	1,152,833	951,329	246,204	4,713,101
Accumulated amortisation	-	(322,183)	-	(130,900)	(453,083)

Net book amount	2,362,735	830,650	951,329	115,304	4,260,018

For the year ended December 31, 2013, the amortisation expenses of intangible assets recognised in profit or loss from continuing operations were analysed as follows:

Group

	2013	2012
		(Restated)

Cost of sales	246,369	67,634
General and administrative expenses (Note 28(b))	30,372	23,671

	276,741	91,305

Company

			Mineral	Computer
		Mining	exploration	software
	Goodwill	rights	rights	and others	Total

Year ended December 31, 2013
Opening net book amount	2,330,945	680,384	384,882	76,771	3,472,982
Transfer from property,
plant and equipment (Note 8)	-	22,487	-	2,549	25,036
Additions	-	-	355,783	4	355,787
Disposal	-	(435)	-	-	(435)
Disposal of discontinued operation	-	-	-	(4,378)	(4,378)
Amortisation	-	(121,714)	-	(12,731)	(134,445)

Closing net book amount	2,330,945	580,722	740,665	62,215	3,714,547

As at December 31, 2013
Cost	2,330,945	921,029	740,665	181,605	4,174,244
Accumulated amortisation	-	(340,307)	-	(119,390)	(459,697)

Net book amount	2,330,945	580,722	740,665	62,215	3,714,547

Company

			Mineral	Computer
		Mining	exploration	software
	Goodwill	rights	rights	and others	Total

Year ended December 31, 2012
Opening net book amount	2,330,945	415,149	495,414	91,699	3,333,207
Transfer from non-current assets	-	150,811	-	-	150,811
Additions	-	48,381	-	4,183	52,564
Reclassification	-	110,532	(110,532)	-	-
Amortisation	-	(44,489)	-	(19,111)	(63,600)

Closing net book amount	2,330,945	680,384	384,882	76,771	3,472,982

As at December 31, 2012
Cost	2,330,945	898,977	384,882	185,935	3,800,739
Accumulated amortisation	-	(218,593)	-	(109,164)	(327,757)

Net book amount	2,330,945	680,384	384,882	76,771	3,472,982

As at December 31, 2013, the Group has pledged intangible assets at a net book value amounting to RMB799 million (December 31, 2012: nil) for bank and other borrowings as set out in Note 26 to the financial statements.

Impairment tests for goodwill

The lowest level within the Group at which goodwill is monitored for internal management purposes is the operating segment level. Therefore, goodwill is allocated to the Group's CGUs and groups of CGUs according to operating segments. A summary of goodwill allocated to each segment is presented below:

Group

December 31, 2013	December 31, 2012

		Primary		Primary
	Alumina	aluminum	Alumina	aluminum

Qinghai Branch	-	217,267	-	217,267
Guangxi Branch	189,419	-	189,419	-
Lanzhou Branch	-	1,924,259	-	1,924,259
PT. Nusapati Prima ("PTNP")	14,008	-	-	-
Jiaozuo Wanfang Power Co., Ltd.
("Wanfang Power") (Note)	-	-	-	31,790

	203,427	2,141,526	189,419	2,173,316

Note:

As disclosed in Note 10(iii), in April 2013, Jiaozuo Wanfang, a former subsidiary of the Company, issued an additional 169,266,914 A shares through private offering to independent third parties. Accordingly, the Company's equity interest in Jiaozuo Wanfang was decreased from 24.002% to 17.750%. The Company lost its control over Jiaozuo Wanfang after the dilution of its equity interest in Jiaozuo Wanfang on April 19, 2013.

Goodwill of RMB31.8 million was recognised in 2008 when Jiaozuo Wanfang acquired Wanfang Power and accounted for it as a subsidiary since then. The Company deconsolidated Wanfang Power since the Company lost its control over Jiaozuo Wanfang on April 19, 2013. Therefore, the goodwill generated from the acquisition of Wanfang Power was not included in the consolidated financial statements since April 19, 2013.

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rate of 2% not exceeding the long-term average growth rate for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product costs and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Furthermore, the Group adopts a pre-tax rate of 12.62% (2012: 12.62%) that reflects specific risks related to CGUs and groups of CGUs as the discount rate. The assumptions above are used in analysing recoverable amounts of CGUs and groups of CGUs within operating segments.

The directors of the Company are of the view that, based on its assessment, there was no impairment of goodwill as at December 31, 2013 (December 31, 2012: Nil).

A one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a decrease or increase in the recoverable amount of 8.50% and 10.28%, respectively. A one percent increase or decrease in estimated growth, with all other variables held constant, would result in an increase or decrease in the recoverable amount of 7.55% and 2.44%, respectively.

8.	PROPERTY, PLANT AND EQUIPMENT

Group

				Office
			Transportation	and other	Construction
	Buildings	Machinery	facilities	equipment	In progress	Total

Year ended
December 31, 2013
Opening net book amount	28,329,527	51,847,302	1,370,063	128,692	14,572,507	96,248,091
Currency translation differences	2,730	78	69	32	-	2,909
Transfers/reclassifications	2,340,721	9,119,164	64,889	31,392	(11,556,166)	-
Transfer to intangible
assets (Note 7)	-	-	-	-	(32,739)	(32,739)
Transfer to land use rights and
leasehold land (Note 9(b))	-	-	-	-	(13,941)	(13,941)
Additions	41,447	128,951	7,463	11,864	9,169,375	9,359,100
Acquisition of subsidiaries
(Note 38)	1,797,899	12,603,180	93,908	44,489	5,538,432	20,077,908
Disposals	(59,819)	(275,671)	(29,068)	(493)	(153,094)	(518,145)
Disposal of the discontinued
operation (Note 6)	(1,816,953)	(5,754,334)	(33,671)	(22,276)	(1,726,935)	(9,354,169)
Deemed disposal of Jiaozuo
Wanfang (Note 39(a))	(855,319)	(2,821,228)	(10,860)	(2,305)	(21,494)	(3,711,206)
Disposal of Alumina Production
Line of Guizhou Branch of
the Company (Note 39(b))	(1,249,592)	(2,531,255)	(42,595)	(4,695)	(165,758)	(3,993,895)
Disposal of Chalco Iron
Ore (Note 39(c))	-	-	-	(131)	-	(131)
Depreciation	(1,233,213)	(5,439,461)	(244,800)	(39,177)	-	(6,956,651)
Impairment loss	(36,479)	(314,474)	(548)	(13)	(149,645)	(501,159)

Closing net book amount	27,260,949	56,562,252	1,174,850	147,379	15,460,542	100,605,972

As at December 31, 2013
Cost	38,944,699	97,242,671	3,231,939	509,590	16,159,334	156,088,233
Accumulated depreciation
and impairment	(11,683,750)	(40,680,419)	(2,057,089)	(362,211)	(698,792)	(55,482,261)

Net book amount	27,260,949	56,562,252	1,174,850	147,379	15,460,542	100,605,972

Group

				Office and
			Transportation	other	Construction
	Buildings	Machinery	facilities	equipment	In progress	Total

Year ended
December 31, 2012
Opening net book amount	26,141,802	49,991,666	1,291,781	154,135	16,195,989	93,775,373
Currency translation differences	74	-	(136)	(304)	(7,851)	(8,217)
Transfers/reclassifications	3,588,109	6,840,370	323,787	16,714	(10,768,980)	-
Transfer to land use rights
and leasehold land	(45,025)	-	-	-	(227,587)	(272,612)
Additions	8,202	156,531	16,190	5,545	9,382,869	9,569,337
Disposals	(156,459)	(475,108)	(21,262)	(2,100)	-	(654,929)
Depreciation	(1,205,811)	(4,649,853)	(240,096)	(45,198)	-	(6,140,958)
Impairment loss	(1,365)	(16,304)	(201)	(100)	(1,933)	(19,903)

Closing net book amount	28,329,527	51,847,302	1,370,063	128,692	14,572,507	96,248,091

As at December 31, 2012
Cost	40,422,683	94,610,756	3,474,875	548,633	15,220,878	154,277,825
Accumulated depreciation
and impairment	(12,093,156)	(42,763,454)	(2,104,812)	(419,941)	(648,371)	(58,029,734)

Net book amount	28,329,527	51,847,302	1,370,063	128,692	14,572,507	96,248,091

Company

				Office
			Transportation	and other	Construction
	Buildings	Machinery	facilities	equipment	In progress	Total

Year ended
December 31, 2013
Opening net book amount	19,054,893	32,472,950	1,037,343	71,530	6,399,628	59,036,344
Transfers/reclassifications	191,471	4,082,661	48,760	19,123	(4,342,015)	-
Transfer to intangible
assets (Note 7)	-	-	-	-	(25,036)	(25,036)
Transfer to land use rights
and leasehold land (Note9(b))	-	-	-	-	(13,941)	(13,941)
Additions	6,829	65,947	3,092	568	2,225,718	2,302,154
Disposals	(34,282)	(128,300)	(24,658)	(302)	(78,543)	(266,085)
Disposal of the
discontinued operation	(281,237)	(1,069,295)	(3,990)	(3,194)	(142,673)	(1,500,389)
Disposal of Alumina Production
Line of Guizhou Branch of
the Company (Note39(b))	(1,249,592)	(2,531,255)	(42,595)	(4,695)	(165,758)	(3,993,895)
Depreciation	(797,543)	(3,138,132)	(175,480)	(17,740)	-	(4,128,895)
Impairment	(29,391)	(173,396)	(423)	-	(29,962)	(233,172)

Closing net book amount	16,861,148	29,581,180	842,049	65,290	3,827,418	51,177,085

As at December 31, 2013
Cost	26,107,840	60,574,883	2,560,098	333,513	3,926,639	93,502,973
Accumulated depreciation
and impairment	(9,246,692)	(30,993,703)	(1,718,049)	(268,223)	(99,221)	(42,325,888)

Net book amount	16,861,148	29,581,180	842,049	65,290	3,827,418	51,177,085

Company

				Office and
			Transportation	other	Construction
	Buildings	Machinery	facilities	equipment	In progress	Total

Year ended
December 31, 2012
Opening net book amount	17,112,811	30,669,441	993,174	82,805	11,122,538	59,980,769
Transfers/reclassifications	2,942,842	5,059,509	246,824	13,337	(8,262,512)	-
Transfer to land use rights	(26,752)	-	-	-	(122,977)	(149,729)
Additions	92	157,286	15	462	3,662,579	3,820,434
Disposals	(128,918)	(443,882)	(18,398)	(1,655)	-	(592,853)
Depreciation	(845,182)	(2,969,404)	(184,272)	(23,419)	-	(4,022,277)

Closing net book amount	19,054,893	32,472,950	1,037,343	71,530	6,399,628	59,036,344

As at December 31, 2012
Cost	28,501,399	63,712,021	2,783,579	369,007	6,468,887	101,834,893
Accumulated depreciation
and impairment	(9,446,506)	(31,239,071)	(1,746,236)	(297,477)	(69,259)	(42,798,549)

Net book amount	19,054,893	32,472,950	1,037,343	71,530	6,399,628	59,036,344

For the year ended December 31, 2013, depreciation expenses recognised in profit or loss from continuing operations are analysed as follows:

Group

	2013	2012
		(Restated)

Cost of sales (Note 27)	5,632,223	4,406,628
General and administrative expenses (Note 28(b))	159,030	150,635
Selling and distribution expenses (Note 28(a))	33,457	30,395

	5,824,710	4,587,658

As at December 31, 2013, the Group was in the process of applying for the ownership certificates of buildings with a net book value of RMB5,698 million (December 31, 2012: RMB6,890 million).

As at December 31, 2013, buildings with a net book value of RMB4.6 million as at December 31, 2013 (December 31, 2012: RMB5 million) are situated in Hong Kong.

For the year ended December 31, 2013, interest expenses from continuing operations of RMB635 million (2012 from continuing operations: RMB530 million (restated)) arising from borrowings attributable to the construction of property, plant and equipment during the year were capitalised at an annual rate of 4.05% to 6.25% (2012: 5.05% to 6.87% (restated)) (Note 30), and were included in "additions" to property, plant and equipment.

As at December 31, 2013, the Group has pledged property, plant and equipment at a net book value amounting to RMB7,292 million (December 31, 2012: RMB2,243 million) for bank and other borrowings as set out in Note 26 to the financial statements.

Impairment test for property, plant and equipment

When any indicators of impairment are identified, property, plant and equipment are reviewed for impairment based on each CGU. The CGU is an individual plant or entity. The carrying value of these individual plants or entities was compared to the recoverable amount of the CGUs, which was based predominantly on value-in-use. Value-in-use calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rates not exceeding the long-term average growth rates for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product cost and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Further, the Group adopts a pre-tax rate of 10.19% (2012: 10.19%) that reflects specific risks related to CGUs and groups of CGUs as discount rates. The assumptions above are used in analysing the recoverable amounts of CGUs and groups of CGUs within operating segments.

In 2013, an impairment loss of RMB135 million was provided for certain equipment with the recoverable amount of RMB1,785 million of Zunyi Aluminum Co., Ltd., a subsidiary of the Group. The recoverable amount is determined based on the value-in-use of these property, plant and equipment which was determined by the impairment testing result using the technique in the above paragraph.

In 2013, impairment losses of RMB216 million were provided for certain idle property, plant and equipment of the Group which have no resell value. The impairment losses were provided to write off the carrying amount of the idle property, plant and equipment.

A one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a 3.38% and 4.54% decrease or increase in the estimated recoverable amount of property, plant and equipment respectively. A one percent increase or decrease in estimated growth, with all other variables held constant, would result in a 1.23% and 1.19% increase or decrease in the recoverable amount of property, plant and equipment respectively.

Where it is considered more likely than not that an individual CGU will be disposed of within the near-term rather than continue to be held and operated by the Group, the recoverable amount to be completed is based on the estimated net disposal value of the CGU less costs of disposal rather than by reference to its value-in-use.

9.	LAND USE RIGHTS AND LEASEHOLD LAND

Details of land use rights and leasehold land are as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Finance leases:
In Hong Kong, held on:
Leases between 10 and 50 years	91,534	97,261	-	-

Operating leases:
In the mainland of the PRC, held on:
Leases less than 10 years	4,041	27,017	4,041	4,924
Leases between 10 and 50 years	2,587,633	2,463,185	1,119,455	1,172,728
Leases over 50 years	60,758	6,745	-	-

	2,743,966	2,594,208	1,123,496	1,177,652

(a)	Finance leases

Group

	2013	2012

As at January 1
Cost	109,845	91,677
Accumulated amortisation	(12,584)	(9,986)

Net book amount	97,261	81,691

Year ended December 31
Opening net book amount	97,261	81,691
Reclassification from property,
plant and equipment (Note 8)	-	18,273
Currency translation differences	(3,107)	(32)
Amortisation	(2,620)	(2,671)

Closing net book amount	91,534	97,261

As at December 31
Cost	108,498	109,845
Accumulated amortisation	(16,964)	(12,584)

Net book amount	91,534	97,261

As at December 31, 2013, finance leases represented leasehold land situated in Hong Kong held under leases of 33 years (December 31, 2012: 34 years).

For the years ended December 31, 2013 and 2012, the amortisation expense of leasehold land was recognised in "general and administrative expenses" in profit or loss from continuing operations.

(b)	Operating lease prepayments

Group	Company

	2013	2012	2013	2012

As at January 1	2,496,947	2,476,621	1,177,652	1,064,391
Additions	19,817	1,528	-	-
Acquisition of
a subsidiary (Note 38(a))	613,738	-	-	-
Reclassification from property,
plant and equipment (Note 8)	13,941	254,339	13,941	149,729
Transfer to held-for-sale
assets (Note 15)	-	(129,964)	-	-
Transfer to non-current assets	-	(27,946)	-	-
Disposals	(99,088)	(5,750)	-	(1,338)
Disposal of the discontinued
operation (Note 6)	(267,104)	-	(31,522)	-
Deemed disposal of Jiaozuo
Wanfang (Note 39(a))	(48,220)	-	-	-
Amortisation	(77,599)	(71,881)	(36,575)	(35,130)

As at December 31	2,652,432	2,496,947	1,123,496	1,177,652

As at December 31, 2013, the Group was in the process of applying for the certificates of land use rights with a carrying amount of RMB359 million (December 31, 2012: RMB416 million).

For the year ended December 31, 2013, the amortisation expenses of land use right and leasehold land were recognised in "general and administrative expenses" in profit or loss from continuing operations amounting to RMB77.0 million (2012: RMB66.8 million (restated)), and profit or loss from the discontinued operation amounting to RMB3.2 million (2012: RMB7.7million (restated)), respectively.

As at December 31, 2013, the Group has pledged land use rights at a net book value amounting to RMB46.7 million (December 31, 2012: RMB69.5 million) for bank and other borrowings as set out in Note 26 to the financial statements.

10.	INVESTMENTS IN SUBSIDIARIES

Company

	December 31,	December 31,
	2013	2012

Investment, at cost:
Listed securities (Note) (Note(iii))	-	185,213
Unlisted securities	24,967,600	22,549,352

	24,967,600	22,734,565

Less: provision for impairment	(578,329)	(1,218,301)

	24,389,271	21,516,264

Market value of listed securities	-	1,248,178

Note:

As at December 31, 2012, the listed securities represent equity investments in Jiaozuo Wanfang, a joint stock company established in the PRC that is listed on the Shenzhen Stock Exchange.

The following is a list of principal subsidiaries as at December 31, 2013:

Place of
	establishment		Registered and	Business nature and
Name	and operation	Legal status	fully paid capital	scope of operations	Effective equity interest held

					2013	2012

Directly held:
Baotou Aluminum Co., Ltd.	Mainland	Limited liability	Registered capital	Manufacture and distribution of primary	100%	100%
("Baotou Aluminum")	of China	company	500,000	aluminum, aluminum alloy and related
()			Paid-in capital	fabricated products and
(Note (i))			1,044,000	carbon products

Chalco Ruimin Co., Ltd.	Mainland	Limited liability	1,593,887	Manufacture of aluminum,	-	93.30%
()	of China	company		magnesium and related alloy products
(Note (ii))				and export activities

Chalco Southwest Aluminum	Mainland	Limited liability	540,000	Manufacture and distribution of metal	-	60%
Co., Ltd.	of China	company		materials (excluding precious metals),
()				sales of general machinery
(Note (ii))				and equipment

Chalco Southwest Aluminum Cold	Mainland	Limited liability	624,190	Rolling aluminum and aluminum alloy	-	100%
Rolling Co., Ltd.	of China	company		processing, development of high
()				precision aluminum strip production
(Note (ii))				technology, import and export
				activities on goods and technology

Henan Aluminum	Mainland	Limited liability	1,132,460	Manufacture and distribution of	-	90.03%
()	of China	company		aluminum and alloy related products
(Note (ii))

China Aluminum International	Mainland	Limited liability	1,500,000	Import and export activities	100%	100%
Trading Co., Ltd.	of China	company
()

Shanxi Huasheng	Mainland	Limited liability	1,000,000	Manufacture and distribution of	51%	51%
Aluminum Co., Ltd.	of China	company		primary aluminum, aluminum alloy
()				and carbon-related products

Shanxi Huaze Aluminum and Power	Mainland	Limited liability	1,500,000	Manufacture and distribution of primary	60%	60%
Co., Ltd. ("Shanxi Huaze")	of China	company		aluminum and anode carbon products
()				and electricity generation and supply

Fushun Aluminum Co., Ltd.	Mainland	Limited liability	1,140,000	Aluminum smelting, manufacture	100%	100%
()	of China	company		and distribution of nonferrous metals

Zunyi Aluminum Co., Ltd.	Mainland	Limited liability	802,620	Manufacture and distribution	62.10%	62.10%
()	of China	company		of primary aluminum

Chalco Zunyi Alumina Co., Ltd.	Mainland	Limited liability	1,400,000	Manufacture and distribution of alumina	73.28%	73.28%
("Zunyi Alumina")	of China	company
()

Shandong Huayu Aluminum	Mainland	Limited liability	1,627,697	Manufacture and distribution	55%	55%
and Power Co., Ltd.	of China	company		of primary aluminum
("Shandong Huayu")
()

Gansu Hualu Aluminum Co., Ltd.	Mainland	Limited liability	529,240	Manufacture and distribution	51%	51%
()	of China	company		of primary aluminum

Chalco Hong Kong Ltd. ("Chalco	Hong Kong	Limited liability	HKD 849,940,471	Overseas investments and alumina	100%	100%
Hong Kong")		company		import and export activities
()

Chalco Mining Co., Ltd.	Mainland	Limited liability	760,000	Manufacture, acquisition and distribution	100%	100%
()	of China	company		of bauxite mines, limestone ore,
(Note (i))				aluminum magnesium ore and related
				nonferrous metal products

Jiaozuo Wanfang (Note (iii))	Mainland	Limited liability	649,443	Aluminum smelting, manufacture	17.75%	24.002%
	of China	company		and distribution of nonferrous metals

Shanxi Huaxing Alumina Co., Ltd.	Mainland	Limited liability	1,320,000	Manufacture and distribution of alumina	100%	100%
()	of China	company
(Note (i))

Gansu Huayang Mining	Mainland	Limited liability	16,670	Manufacture and distribution of coal	70%	70%
Development Co., Ltd.	of China	company		and other mineral products
()
(Note (i))

Chalco Energy Co., Ltd.	Mainland	Limited liability	539,993	Thermoelectricity supply and	100%	100%
()	of China	company		investment management

Ningxia Energy (Note (iv))	Mainland	Limited liability	5,025,800	Thermal power, wind power and solar	70.82%	35.54%
	of China	company		power generation, coal mining, and
				power related equipment
				manufacturing

Indirectly held:	Hong Kong	Limited liability	HKD2,000	Overseas investment	-	65%
Chalco Iron Ore Holdings Ltd.		company
("Chalco Iron Ore")
()
(Note (v))

Chalco Hong Kong Investment	Hong Kong	Limited liability	USD1	Bond issuance	100%	-
Company Limited (Note (vi))		company

The English names of subsidiaries represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	In February, July, October and November 2013, the Company has made capital injections of RMB100 million, RMB138 million, RMB73.5 million and RMB82.5 million respectively in cash in Baotou Aluminum.

In April 2013, the Company has made a capital injection of RMB60 million in cash in Chalco Mining Co., Ltd.

In January and October 2013, the Company has made capital injections of RMB170 million and RMB202 million respectively in cash in Shanxi Huaxing Alumina Co., Ltd.

In September, October and December 2013, the Company has made capital injections of RMB25 million, RMB25 million and RMB237 million respectively in cash in Gansu Huayang Mining Development Co., Ltd.

(ii)

As disclosed in Note 6 to the financial statements, the Company entered into Aluminum Fabrication Interests Transfer Agreement with Chinalco, pursuant to which the Company transferred to Chinalco its equity interests in six Aluminum Fabrication Subsidiaries. Upon completion of these transactions on June 27, 2013, the investments in six Aluminum Fabrication Subsidiaries were derecognised accordingly.

(iii)

In April 2013, Jiaozuo Wanfang, a former subsidiary of the Company, issued an additional 169,266,914 A shares through private offering to independent third parties. Accordingly, the Company's equity interest in Jiaozuo Wanfang was decreased from 24.002% to 17.750%. The Company lost its control over Jiaozuo Wanfang after its equity interest in Jiaozuo Wanfang was diluted on April 19, 2013 (the "Deemed Disposal"). Therefore, the investment in Jiaozuo Wanfang has not been included in the investments in subsidiaries since April 19, 2013.

The directors of the Company are of the opinion that the Company has significant influence over Jiaozuo Wanfang after the Deemed Disposal considering the Company remains as the largest shareholder and has the rights to nominate five non-independent directors to the board of directors out of eleven directors of Jiaozuo Wanfang. Therefore, the Company has accounted for its equity interest in Jiaozuo Wanfang as an investment in an associate at fair value of RMB1,157 million as at April 19, 2013 (Note 11(b)).

(iv)

As disclosed in Note 38(a), the Company held a 70.82% equity interest in Ningxia Energy and obtained control over Ningxia Energy on January 23, 2013. Since then, Ningxia Energy has been accounted for as a subsidiary of the Group. Prior to obtaining the control over Ningxia Energy, the Group accounted for it as an associate.

(v)

As disclosed in Note 39(c), on October 18, 2013, the Company and its wholly-owned subsidiary, Chalco Hong Kong Limited, entered into the Share Purchase Agreement with Chinalco and its wholly-owned subsidiary, Aluminum Corporation of China Overseas Holdings Limited ("Chinalco Overseas Holdings"), pursuant to which Chalco Hong Kong Limited agreed to transfer the 65% equity interest in Chalco Iron Ore to Chinalco Overseas Holdings. The Share Purchase Agreement took effect on December 26, 2013 ("Disposal Date"). Upon the Disposal Date, Chalco Hong Kong Limited did not hold any equity interest in Chalco Iron Ore and the financial results of Chalco Iron Ore were ceased to be consolidated into the Group's financial results.

(vi)

Chalco Hong Kong Investment Company Limited was established on September 16, 2013 to issue USD350,000,000 senior perpetual securities (the "Senior Perpetual Securities") at an initial interest rate of 6.625% as disclosed in Note 40.

Details of the Group's subsidiaries that have material non-controlling interests are set out below:

	2013	2012

Percentage of equity and voting rights interest
held by non-controlling interests:
Ningxia Energy*	29.18%	N/A
Shanxi Huaze	40%	40%
Shandong Huayu	45%	45%
Jiaozuo Wanfang**	N/A	76%

Profit/(loss) for the year allocated to
non-controlling interests:
Ningxia Energy*	23,973	N/A
Shanxi Huaze	304	(59,364)
Shandong Huayu	16,140	(14,479)
Jiaozuo Wanfang**	N/A	(11,672)

Dividends paid to non-controlling interests:
Ningxia Energy*	12,280	N/A

Accumulated balances of non-controlling
interests at the reporting date:
Ningxia Energy*	3,766,398	N/A
Shanxi Huaze	609,896	609,122
Shandong Huayu	786,992	768,103
Jiaozuo Wanfang**	N/A	1,860,466

The following tables illustrate the summarised financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

	Ningxia Energy*	Shanxi Huaze	Shandong Huayu

2013
Revenue	4,540,160	4,537,877	2,897,899
Total expenses	(4,243,016)	(4,537,120)	(2,862,033)
Profit for the year	297,144	757	35,866
Total comprehensive income for the year	297,144	757	35,866

Current assets	4,415,582	1,041,010	416,976
Non-current assets	29,782,063	4,357,376	2,574,371
Current liabilities	(6,419,782)	(3,563,275)	(1,242,475)
Non-current liabilities	(17,156,067)	(306,440)	-

Net cash flows from operating activities	2,373,778	1,009,070	336,008
Net cash flows used in investing activities	(2,531,880)	(138,127)	(19,593)
Net cash flows used in financing activities	(829,365)	(889,989)	(371,895)

Net decrease in cash and
cash equivalents	(987,467)	(19,046)	(55,480)

	Shanxi Huaze	Shandong Huayu	Jiaozuo Wanfang**

2012
Revenue	4,775,276	3,129,488	6,123,803
Total expenses	(4,923,687)	(3,161,663)	(6,139,162)
Loss for the year	(148,411)	(32,175)	(15,359)
Total comprehensive loss for the year	(148,411)	(32,175)	(15,359)

Current assets	1,098,625	447,454	1,012,269
Non-current assets	4,564,915	2,723,939	5,138,892
Current liabilities	(3,704,119)	(1,464,498)	(2,124,547)
Non-current liabilities	(431,977)	-	(1,578,568)

Net cash flows from operating activities	390,141	189,701	325,165
Net cash flows used in investing activities	(213,321)	(96,007)	(1,013,383)
Net cash flows used in financing activities	(171,111)	(137,168)	351,266

Net increase/(decrease)
in cash and cash equivalents	5,709	(43,474)	(336,952)

*

These numbers represent the activities in the current period from the acquisition date of January 23, 2013 to December 31, 2013 in Ningxia Energy. As Ningxia Energy is a newly acquired subsidiary, no comparative financial information of 2012 was disclosed.

**

As at December 31, 2012, the Company was of the view that the Company had de facto control over Jiaozuo Wanfang, therefore, Jiaozuo Wanfang was consolidated by the Company as subsidiary. As at December 31, 2012, Jiaozuo Wanfang has material non-controlling interests. As at April 19, 2013, Jiaozuo Wanfang issued A shares through private offering which resulted in the Company lost its control over Jiaozuo Wanfang. Therefore, Jiaozuo Wanfang was not included in the consolidated financial statements of the Group.

11.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(a)	Investments in joint ventures

Movements in investments in joint ventures are as follows:

Group	Company

	2013	2012	2013	2012

As at January 1	1,936,950	1,457,229	1,332,950	1,250,896
Addition through acquisition of
a subsidiary (Note (iv))	217,172	-	-	-
Capital injections (Note)	180,800	509,152	-	82,054
Disposal of an investment in
a joint venture (Note (ii))	(127,220)	-	(140,000)	-
Derecognised an investment
in a joint venture of Jiaozuo
Wanfang (Note (iii))	(4,500)	-	-	-
Share of profits for
the year from:
Continuing operations	148,749	37,040	-	-
Discontinued operation	-	-	-	-
Cash dividends declared	-	(66,471)	-	-
Share of change in reserves	3,917	-	-	-
Other changes	(41,027)	-	(41,027)	-

As at December 31	2,314,841	1,936,950	1,151,923	1,332,950

Note:

During the years ended December 31, 2013 and 2012, the capital injections/acquisitions in the joint ventures of the Group amounting to RMB181 million and RMB172 million, respectively, were made in cash.

As at December 31, 2013, particulars of the joint ventures of the Group, all of which are unlisted, are as follows:

Place of
	establishment		Registered and	Business nature and scope
Name	and operation	Legal status	fully paid capital	of operations	Effective equity interest held

					2013	2012

Shanxi Jinxin Aluminum Co., Ltd.	Mainland	Limited liability	20,000	Manufacture and distribution	50%	50%
("Jinxin Aluminum")	of China	company		of primary aluminum
()
(Note (i))

Guangxi Huayin Aluminum Co. Ltd.	Mainland	Limited liability	2,441,987	Manufacture and distribution	33%	33%
("Guangxi Huayin")	of China	company		of alumina
()

Shanxi Jiexiu Xinyugou Coal Co., Ltd.	Mainland	Limited liability	200,000	Coal production	34%	34%
("Xinyugou Coal")	of China	company
()

Chalco Sapa (Note(ii))	Mainland	Limited liability	Registered capital	Manufacture and distribution	-	50%
	of China	company	280,000	of aluminum fabricated products
			Paid-in-capital
			226,032

Jiaozuo Wanfang Water Company	Mainland	Limited liability	9,000	Sewage disposal and recycling	-	12%
("Wanfang Water")	of China	company
()
(Note(iii))

Shanxi Chengcheng Dongdong Coal	Mainland	Limited liability	95,000	Coal production	45%	45%
Co., Ltd. ("Dongdong Coal")	of China	company
()

Datong Coal Group Huasheng Wanjie	Mainland	Limited liability	10,000	Coal production	49%	49%
Coal Co.,Ltd. ("Huasheng Wanjie")	of China	company
(
)

Henan Chalco Lichuang Mining	Mainland	Limited liability	10,000	Sale of bauxite	49%	49%
Co.,Ltd. ("Chalco Lichuang")	of China	company
()

Ningxia Zhong Ning Power Co., Ltd.	Mainland	Limited liability	285,600	Thermal power generation	35.41%	-
("Ningxia Zhong Ning")	of China	company
()
(Note(iv))

Ningxia Da Tang International Dam	Mainland	Limited liability	489,691	Thermal power generation	35.41%	-
Power Co., Ltd. ("Da Tang Power")	of China	company
()
(Note(iv))

Ningxia Tian Jing Shen Zhou Wind	Mainland	Limited liability	46,000	Wind power generation	35.41%	-
Power Co., Ltd.	of China	company
("Shen Zhou Power")
()
(Note(iv))

Chalco Liupanshui Hengtaihe Mining	Mainland	Limited liability	420,000	Coal production	49%	49%
Co., Ltd. ("Hengtaihe Mining")	of China	company
()
(Note(v))

The English names of joint ventures represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	As at December 31, 2013, the Group's investments in Jinxin Aluminum have been fully written down and the Group does not have obligation to share any additional losses of Jinxin Aluminum.

(ii)

As disclosed in Note 6, the Company and Chinalco entered into the Aluminum Fabrication Interests Transfer Agreement on June 9, 2013, pursuant to which the Company transferred its 50% equity interest in Chalco Sapa (the Company's joint venture) with a carrying amount of RMB127.22 million to Chinalco at a consideration of RMB127.22 million in aggregate. Upon completion of the above transactions on June 27, 2013, the investment in Chalco Sapa was derecognised accordingly.

(iii)

The investment in a joint venture of Jiaozuo Wanfang, Wanfang Water, with a carrying value of RMB4.5 million as at April 19, 2013 was derecognised by the Company as a result of the Deemed Disposal of Jiaozuo Wanfang as disclosed in Note 10 (iii) and Note 39(a).

(iv)

As disclosed in Note 38(a), Ningxia Energy became the subsidiary of the Company on January 23, 2013. Therefore, the joint ventures of Ningxia Energy, including Ningxia Zhong Ning, Da Tang Power and Shen Zhou Power became the joint ventures of the Group accordingly.

In July 2013, the Company, through a 70.82% subsidiary, Ningxia Energy, injected cash amounting to RMB50 million into Da Tang Power and held a 35.41% equity interest in Da Tang Power.

(v)

In October 2013, the Company, through a wholly-owned subsidiary, Guizhou Mining Co., Ltd. (), injected cash amounting to RMB130.8 million into Hengtaihe Mining and held a 49% equity interest in Hengtaihe Mining.

The following table illustrates the aggregate financial information of the Group's joint ventures that are not individually material:

Group

	2013	2012

Share of the joint ventures' profit for the year	148,749	37,040
Share of the joint ventures' post-tax loss
from the discontinued operation	-	-
Share of the joint ventures'
other comprehensive income	-	-
Share of the joint ventures'
total comprehensive income	148,749	37,040
Aggregate carrying amount of
the Group's investments in the joint ventures	2,314,841	1,936,950

As at December 31, 2013, the proportionate interests of the Group in the joint ventures' capital commitments amounted to RMB253 million (December 31, 2012: RMB335 million).

There were no material contingent liabilities relating to the Group's interests in the joint ventures and the joint ventures themselves.

(b)	Investments in associates

Movements in investments in associates are as follows:

Group	Company

	2013	2012	2013	2012
		(Restated)

As at January 1	17,211,965	2,492,586	3,511,233	922,000
Capital injections/
acquisitions (Note I)	1,203,570	14,734,767	-	2,589,233
Addition through acquisition of
a subsidiary (Note (viii))	963,605	-	-	-
Transferred as a subsidiary through
business combination (Note (vi))	(2,547,579)	-	(2,541,233)	-
Disposal of investments
in associates (Note (iii))	(340,955)	-	(128,000)	-
Deemed disposal of Jiaozuo
Wanfang (Note 10(iii))	1,157,129	-	185,213	-
Derecognised investments
in two associates of Jiaozuo
Wanfang (Note (ii))	(1,469,145)	-	-	-
Derecognised investments in
an associate of Chalco
Iron Ore (Note (iv))	(11,727,062)	-	-	-
Loss of control of
a subsidiary (Note (viii))	15,870	-	-	-
Share of profit/(loss)
for the year from: (Note II)
Continuing operations	511,869	256,081	-	-
Discontinued operation	877	(1,233)	-	-
Cash dividends declared	(38,388)	(236,152)	-	-
Exchange difference	(374,941)	(44,617)	-	-
Share of change in reserves	21,003	10,533	-	-

As at December 31	4,587,818	17,211,965	1,027,213	3,511,233

Notes:

I

During the years ended December 31, 2013 and 2012, the capital injections/acquisitions in the associates of the Group amounting to RMB844 million and RMB13,407 million, respectively, were made in cash.

As further disclosed in Note 38(a), the Company entered into, in December 2012, the Equity Transfer Agreement with Huadian Power International Co., Ltd. () ("Huadian Power") to acquire the latter's 23.66% equity interest in Ningxia Energy at a total cash consideration of RMB1,362 million which was recorded as investments in associates as at December 31, 2012. By December 31, 2012, the Company has paid RMB545 million to Huadian Power. In early January 2013, the Company paid the remaining cash consideration amounting to RMB817 million to Huadian Power.

II

As disclosed in Note 2.1 Discontinued Operation, the comparative figures for the share of profits and losses were restated to reflect the reclassification between the continuing operations and the discontinued operation.

As at December 31, 2013, particulars of the associates of the Group, all of which are unlisted, were as follows:

Place of
	establishment		Registered and	Business nature andscope
Name	and operation	Legal status	fully paid capital	of operations	Effective equity interest held

					2013	2012

ABC-CA Fund Management Co., Ltd.	Mainland	Limited liability	200,000	Investments	15%	15%
("ABC Fund")	of China	company
()
(Note (i))

Jiaozuo Wanfang (Note 10 (iii))	Mainland	Limited liability	649,443	Aluminum smelting	17.75%	24.002%
	of China	company		manufacture and distribution
				of non-ferrous metals

Jiaozuo Coal Group Xinxiang	Mainland	Limited liability	800,000	Coal production	-	7.2%
(Zhaogu) Energy Corporation	of China	company
Co., Ltd. ("Zhaogu Coal")
(
)
(Note (ii))

Jiaozuo Wanfang Industry Co., Ltd.	Mainland	Limited liability	10,000	Sale of construction materials	-	7.2%
("Wanfang Industry")	of China	company		and other goods
()
(Note (ii))

Duofuduo (Fushun) Technology	Mainland	Limited liability	126,660	Manufacture and distribution	45%	45%
Development Co., Ltd.	of China	company		of fluoride products
("Duofuduo")
(
)

Henan Zhongfu Special Aluminum	Mainland	Limited liability	769,000	Manufacture and distribution	-	23.41%
Co., Ltd. ("Henan Zhongfu")	of China	company		of aluminum
()				fabricated products
(Note (iii))

Qinghai Province Energy	Mainland	Limited liability	Registered Capital	Coal production	21%	21%
Development (Group) Co., Ltd.	of China	company	3,555,000
("Qinghai Energy")			Paid-in-capital
			(2,725,000
)			2,725,000

Guizhou Chalco Aluminum Co., Ltd.	Mainland	Limited liability	Registered Capital	Manufacture and distribution	-	40%
("Guizhou Chalco")	of China	company	320,000	of aluminum fabricated products
()			Paid-in-capital
(Note(iii))			200,000

Simfer Jersey Limited (Note(iv))	Jersey Island	Limited liability	USD2,977,713,646	Iron ore development in	-	30.55%
		company		Guinea, West Africa

Huozhou Coal Electricity Group	Mainland	Limited liability	50,000	Coal production	21.95%	21.95%
Xingshengyuan Coal Co., Ltd.	of China	company
(
)
("Xingshengyuan Coal")
(Note(v))

Shanxi Huatuo Alumina Co., Ltd.	Mainland	Limited liability	30,000	Manufacture of aluminum	10.6%	10.6%
("Huatuo Alumina")	of China	company		fabricated products
()

Ningxia Energy (Note(vi))	Mainland	Limited liability	5,025,800	Thermal power, wind power	70.82%	35.54%
	of China	company		and solar power generation,
				coal mining, and power related
				equipment manufacturing

Chalco Jinpingguo Foshan Investment	Mainland	Limited liability	20,000	Sale of non-ferrous products and	40%	-
Co., Ltd.	of China	company		gold products, and investments
()
("Jinpingguo Investment")
(Note(vii))

Hua Neng Ningxia Energy Co., Ltd.	Mainland	Limited liability	1,000,000	Electricity generation	28.33%	-
()	of China	company
("Hua Neng Energy")
(Note(viii))

Hua Dian Ningxia Ling Wu Power	Mainland	Limited liability	1,300,000	Thermal power generation	24.79%	-
Co., Ltd.	of China	company
()
("Ling Wu Power")
(Note (viii))

Ningxia Jing Neng Ning Dong	Mainland	Limited liability	900,000	Thermal power generation	24.79%	-
Power Co., Ltd.	of China	company
()
("Ning Dong Power")
(Note(viii))

Shiqiao Accelerator Yinchuan	Mainland	Limited liability	40,000	Research and sales of accelerator	9.3%	-
Co., Ltd.	of China	company
()
("Shiqiao") (Note(viii))

Guizhou Yuneng Mining Co., Ltd.	Mainland	Limited liability	209,721	Coal production	25%	25%
("Yuneng Mining")	of China	company
()
(Note(ix)

Huozhou Electricity Group	Mainland	Limited liability	140,000	Coal production	49%	-
Hejin Xuehugou Coal Co., Ltd.	of China	company
(
)
("Xuehugou Coal") (Note(x))

Except for Simfer Jersey Limited, the English names of the associates represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	The Company exercises significant influence over ABC Fund through its appointment of a director into the board of directors of ABC Fund.

(ii)

The investments in two associates of Jiaozuo Wanfang, including Zhaogu Coal and Wanfang Industry with a carrying value of RMB1,469 million in aggregate as at April 19, 2013, were derecognised by the Company as a result of the Deemed Disposal of Jiaozuo Wanfang as disclosed in Note 10 (iii) and Note 39(a).

(iii)

As disclosed in Note 6, the Company and Chinalco entered into the Aluminum Fabrication Interests Transfer Agreement on June 9, 2013, pursuant to which the Company transferred its 40% equity interests in Guizhou Chalco with a carrying amount of RMB138.75 million, to Chinalco, at a consideration of RMB137.26 million. Upon completion of these transactions on June 27, 2013, the investment in Guizhou Chalco was derecognised accordingly. The loss on disposal of investment in Guizhou Chalco was RMB1.49 million.

In addition, the Company, through a 90.03% owned subsidiary, Henan Aluminum, held a 23.41% equity interests in Henan Zhongfu. As disclosed in Note 6 to the financial statements, the Company transferred its 90.03% equity interest in Henan Aluminum to Chinalco on June 27, 2013, and derecognised the investment in Henan Zhongfu with a carrying amount of RMB202.2 million.

(iv)

The Company, through a 65% owned subsidiary, Chalco Iron Ore, held a 30.55% equity interest in Simfer Jersey Limited. In 2013, the Company, through Chalco Iron Ore, made additional capital injection to Simfer Jersey Limited of USD82 million (equivalent of RMB507 million) in cash in proportion to its 30.55% equity interest in Simfer Jersey Limited.

As disclosed in Note 39(c) to the financial statements, the Company and Chalco Hong Kong Ltd. transferred its 65% equity interest in Chalco Iron Ore on December 26, 2013, and derecognised the investment with a carrying amount of USD1,918 million (equivalent to RMB11,727 million) in Simfer Jersey Limited accordingly.

(v)

The Company, through a 51% owned subsidiary, Shanxi Huasheng Aluminum Co., Ltd.(), held a 43.03% equity interest in Xingshengyuan Coal, which was acquired from a third party (the "seller") at a consideration of RMB380 million. The Group paid the prepayment of RMB342 million in 2012. Upon fulfilling the investment conditions as agreed with the seller, the Group transferred the prepayment of RMB342 million and recognised the remaining payable of RMB38 million, totalling RMB380 million, as investment cost of an associate in May 2013. In 2013, the Group paid the purchase consideration of RMB20 million in cash. As at December 31, 2013, the Group has yet settled the remaining consideration of RMB18 million. In addition, according to the investment agreement entered into between the Group and the seller, the Group is required to pay an amount of RMB10 million in addition to the aforementioned purchase consideration of RMB380 million if Xingshengyuan Coal can expand the development of coal mine as agreed in the coming future.

(vi)

As disclosed in Note 38(a), the Company had a 70.82% equity interest in Ningxia Energy and obtained control over Ningxia Energy on January 23, 2013. Since then, Ningxia Energy was accounted for as a subsidiary of the Group. Prior to obtaining the control over Ningxia Energy, the Group accounted for it as an associate.

(vii)

In February 2013, the Company, through a wholly-owned subsidiary Chalco International Trading, set up Jinpingguo Investment with two independent third parties, Pingguo Asia Aluminum Co., Ltd. () and Guangxi Jinpingguo Aluminum Co., Ltd. (). As at December 31, 2013, Chalco International Trading has made a capital injection of RMB8 million in cash and held a 40% equity interest in Jinpingguo Investment.

(viii)

As disclosed in Note 38(a), Ningxia Energy became the subsidiary of the Company on January 23, 2013. Therefore, the associates of Ningxia Energy, including Hua Neng Energy, Ling Wu Power and Ning Dong Power became the associates of the Group accordingly.

In April 2013, the Company, through a 70.82% owned subsidiary, Ningxia Energy, made an additional capital injection to Ling Wu Power of RMB240 million in cash in proportion to its 24.79% equity interest in Ling Wu Power.

Shiqiao became a subsidiary of the Company on January 23, 2013 due to the acquisition of Ningxia Energy as disclosed in Note 38(a). In November 2013, the change in the shareholder and board structure resulted the Company's loss of control in Shiqiao. However, the Group still had significant influence over Shiqiao, and therefore Shiqiao became an associate of the Company since November 2013 and ceased to be consolidated in the Group's financial statements since then.

(ix)	As disclosed in Note 26, the investment in Yuneng Mining of RMB473 million was pledged to obtain a long-term bank loan.

(x)

In February 2013, the Company, through a wholly-owned subsidiary, Shanxi Huayu Energy Co., Ltd. () and Huozhou Coal Electricity Group Co., Ltd. (), jointly established Xuehugou Coal. As at December 31, 2013, the Group has injected cash amounting to RMB68.6 million as capital contribution and held 49% equity interest in Xuehugou Coal.

The following table illustrates the aggregate financial information of the Group's associates that are not individually material:

Group

	2013	2012

Share of the associates' profit
for the year	512,746	254,848
Share of the associates' post-tax profit/(loss)
from the discontinued operation	877	(1,233)
Share of the associates' other
comprehensive income	-	-
Share of the associates' total
comprehensive income	512,746	254,848
Aggregate carrying amount of
the Group's investments in the associates	4,587,818	17,211,965

As at December 31, 2013, the proportionate interests of the Group in the associates' capital commitments amounted to RMB39 million (2012: RMB1,388 million).

There were no material contingent liabilities relating to the Group's interests in the associates and the associates themselves.

12.	AVAILABLE-FOR-SALE FINANCIAL INVESTMENTS

Group	Company

	2013	2012	2013	2012

As at January 1	64,500	44,878	7,000	7,000
Addition (Note(i))	33,252	27,400	-	-
Disposal	(15,640)	-	-	-
Impairment (Note(ii))	-	(7,778)	-	-

As at December 31	82,112	64,500	7,000	7,000

As at December 31, 2013, all (December 31, 2012: all) available-for-sale financial investments are unlisted securities in the PRC, which are denominated in RMB (December 31, 2012: all in RMB). The directors of the Company are of the opinion that as these available-for-sale financial investments do not have a quoted market price in an active market and their fair value cannot be reliably measured, therefore, the available-for-sale financial instruments are stated as cost.

Notes:

(i)	In January 2013, the Company obtained these equity interests in the available-for-sale financial investments after the completion of acquisition of Ningxia Energy.

(ii)	Full impairment was made for the Group's investment in Zunyi Alumina Tuoguan Carbon Co., Ltd. () ("Tuoguan") as Tuoguan suspended operations for the year ended December 31, 2012.

13.	DEFERRED TAX

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred taxes relate to the same tax authority.

The movements in deferred tax assets and liabilities during the year ended December 31, 2013, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Movements in deferred tax assets:

Group

	Provision for
	impairment of
	receivables,		Tax
	inventories		deduction
	and property,		on purchases		Unrealised
	plant and	Accrued	of qualified		profit at	Asset
	equipment	expenses	equipment	Tax losses	consolidation	revaluation	Others	Total

As at January 1, 2012	215,997	109,093	66,892	1,051,739	22,908	25,091	136,464	1,628,184
Exchange realignment	-	-	-	(5)	-	-	-	(5)
Write down of deferred tax
assets previously recognised	(18,236)	(1,707)	-	(984,329)	-	-	-	(1,004,272)
Credited/(charged) to
profit or loss	208,661	(11,884)	(2,700)	1,417,259	23,318	(25,091)	27,036	1,636,599

As at December 31, 2012	406,422	95,502	64,192	1,484,664	46,226	-	163,500	2,260,506

As at January 1, 2013	406,422	95,502	64,192	1,484,664	46,226	-	163,500	2,260,506
Acquisition of subsidiary
(Note 38(a))	29,156	9,165	-	86	19,309	-	36,930	94,646
Disposal of the discontinued
operation (Note 6)	(18,635)	(4,902)	-	(74,277)	-	-	(7,902)	(105,716)
Deemed disposal of Jiaozuo
Wanfang (Note 39(a))	(39,811)	(5,058)	-	(95,701)	(9,603)	-	(10,845)	(161,018)
Disposal of Alumina Production
Line of Guizhou Branch of
the Company (Note 39(b))	(9,274)	-	-	-	-	-	(3,106)	(12,380)
Exchange realignment	-	-	-	(16)	-	-	(24)	(40)
Write down of deferred tax
assets previously recognised	-	-	-	(345,009)	-	-	-	(345,009)
Credited/(charged) to
profit or loss	136,423	(17,784)	4,966	38,344	18,889	-	(20,197)	160,641

As at December 31, 2013	504,281	76,923	69,158	1,008,091	74,821	-	158,356	1,891,630

Company

	Provision for
	impairment of
	receivables,		Tax
	inventories		deduction
	and property,		on purchases
	plant and	Accrued	of qualified		Asset
	equipment	expenses	equipment	Tax losses	revaluation	Others	Total

As at January 1, 2012	165,072	85,565	66,892	709,502	25,091	170,673	1,222,795
Write down of deferred tax
assets previously recognised	-	-	-	(668,010)	-	-	(668,010)
Credited/(charged) to
profit or loss	130,668	(17,287)	(2,700)	973,032	(25,091)	26,988	1,085,610

As at December 31, 2012	295,740	68,278	64,192	1,014,524	-	197,661	1,640,395

As at January 1, 2013	295,740	68,278	64,192	1,014,524	-	197,661	1,640,395
Disposal of the
discontinued operation	(12,077)	(1,488)	-	-	-	-	(13,565)
Disposal of Alumina Production
Line of Guizhou Branch of
the Company (Note 39(b))	(9,274)	-	-	-	-	(3,106)	(12,380)
Write down of deferred tax
assets previously recognised	-	-	-	(325,517)	-	(84,817)	(410,334)
Credited/(charged) to
profit or loss	94,055	(14,181)	4,966	3,109	-	1,535	89,484

As at December 31, 2013	368,444	52,609	69,158	692,116	-	111,273	1,293,600

Movements in deferred tax liabilities:

Group

							Fair value
							adjustments
		Fair value					arising from
		changes of	Depreciation		Unrealised	Assets of	acquisition
	Interest	financial	and	Asset	taxable	retirement	of
	capitalisation	assets	amortisation	revaluation	losses	obligation	subsidiaries	Total

As at January 1, 2012	100,528	2,745	6,185	439	5,404	-	-	115,301
Charged/(credited) to
profit or loss	(10,576)	(1,255)	(338)	(101)	40,489	-	-	28,219

As at December 31, 2012	89,952	1,490	5,847	338	45,893	-	-	143,520

As at January 1, 2013	89,952	1,490	5,847	338	45,893	-	-	143,520

Acquisition of subsidiaries
(Note 38)	-	-	-	-	-	1,076	1,104,182	1,105,258
Deemed disposal of
Jiaozuo Wanfang (Note 39(a))	-	-	-	(304)	-	-	-	(304)
Exchange realignment	-	(24)	-	-	-	-	(680)	(704)
Recognised in profit or loss	(7,669)	(1,410)	1,105	(34)	(36,808)	4,004	(20,488)	(61,300)

As at December 31, 2013	82,283	56	6,952	-	9,085	5,080	1,083,014	1,186,470

Company

		Fair value
		changes	Unrealised
	Interest	of financial	losses at
	capitalisation	assets	consolidation	Total

As at January 1, 2012	100,528	556	-	101,084
Charged/(credited) to profit or loss	(10,576)	(556)	25,237	14,105

As at December 31, 2012	89,952	-	25,237	115,189

As at January 1, 2013	89,952	-	25,237	115,189

Charged/(credited) to profit or loss	(7,668)	-	(16,153)	(23,821)

As at December 31, 2013	82,284	-	9,084	91,368

For presentation purposes, certain deferred tax assets and liabilities have been offset in the statement of financial position. The following is an analysis of the deferred tax balances of the Group and the Company for financial reporting purposes:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Net deferred tax assets	1,793,310	2,116,986	1,202,232	1,525,206

Net deferred tax liabilities	1,088,150	-	-	-

As at December 31, 2013, the Group has not recognized deferred tax liabilities for the temporary differences related to the investments in an overseas subsidiary and a domestic associate. The reasons for not recognize the deferred tax liabilities related to the temporary difference of investment in an oversea subsidiary are that the Group can control the timing of reversal of such temporary differences and expect it will not be reversed in the foreseeable future. Considering the temporary difference related to the investment in an associate will only be reversed through disposal of such investment, the Group believes that it can control the disposal and it will not dispose it in the foreseeable future, therefore, no deferred tax liability was recognized for such temporary difference. As at December 31, 2013, the temporary difference not recognized deferred tax liabilities was RMB5,133 million. Save as above, all other subsidiaries, joint ventures and associates of the Group are established in China and the related temporary differences for such investments will be reversed through future distribution, which are nontaxable, therefore there are no taxable temporary difference related to such investments.

As at December 31, 2013, the Group has not recognised deferred tax assets of RMB4,177 million (December 31, 2012: RMB2,422 million) in respect of accumulated tax losses amounting to RMB16,709 million (December 31, 2012: RMB9,686 million) arising in Mainland China that can be carried forward against future taxable income as it was not considered probable that those assets would be realised. The above tax losses will expire in one to five years to offsetting against future taxable profits.

As at December 31, 2013, the expiry profile of these tax losses was analysed as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Expiring in
2013	N/A	522,489	N/A	-
2014	3,349,848	4,555,850	2,968,840	2,968,840
2015	143,718	703,696	-	-
2016	467,089	726,875	-	194,167
2017	3,258,398	3,177,095	3,065,236	2,062,794
2018	9,489,630	N/A	7,494,714	N/A

Total	16,708,683	9,686,005	13,528,790	5,225,801

As at December 31, 2013, deferred tax assets amounting to RMB1,008 million (December 31, 2012: RMB1,485 million) were recognised for tax losses carried forward to the extent that the realisation of the related tax benefit is probable. The recognition of these deferred tax assets are supported by forecast of future taxable profits available to the Group.

14.	OTHER NON-CURRENT ASSETS

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Advances and deposits paid
to suppliers	56,000	111,946	56,000	84,000
Entrusted loans to a related party
(Note (a))	-	200,000	-	200,000
Prepayment for investment projects	-	342,000	-	-
Other prepayments (Note (b))	1,015,680	770,581	166,391	109,259
Receivables from disposal of
subsidiaries, business and assets
(Note (c), Note 6, Note 39(b)(c))	12,288,413	-	4,706,745	-
Other long-term receivable	46,781	-	-	-
Others	54,343	143,621	-	-

	13,461,217	1,568,148	4,929,136	393,259

Notes:

(a)

In 2011, the Company entered into an agreement (the "Agreement") with Xinyugou Coal to provide three year entrusted loans to Xinyugou Coal totalling RMB1,000 million with an annual interest rate of 10%. Pursuant to the Agreement, the 51% equity interest of Xinyugou Coal held by Shanxi Province Jiexiu Luxin Coals Gas Co., Ltd. is pledged as collateral for these entrusted loans. As at December 31, 2013, RMB500 million (December 31, 2012: RMB500 million) was provided to Xinyugou Coal, which will be repayable in 2014 and was included in other current assets. (December 31, 2012: RMB300 million was included in other current assets).

(b)	As at December 31, 2013 and 2012, other prepayments mainly represented prepayments for certain mine development costs and related leases.

(c)

As at December 31, 2013, except for receivable from disposal of Chalco Iron Ore of the Group amounting to RMB7,582 million (December 31, 2012: Nil) which was denominated in USD, all other receivables were denominated in RMB.

15.	ASSETS OF A DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Details of the assets of a disposal group classified as held for sale are as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Property, plant and equipment	-	621,705	-	-
Land use rights	-	129,964	-	-

	-	751,669	-	-

In December 2010, the Company through a 90.03% owned subsidiary, Henan Aluminum, signed an investment agreement with an independent investor to establish Henan Zhongfu. Henan Aluminum completed the capital injection in cash amounting to RMB200 million for a 26% equity interest in Henan Zhongfu in 2010. In addition, the investment agreement stipulated that Henan Aluminum would transfer certain assets to Henan Zhongfu with a carrying value of RMB752 million, and Henan Zhongfu would assume an equivalent amount of liabilities from Henan Aluminum. Henan Aluminum is part of the Aluminum Fabrication Segment. In accordance with the requirements under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the above assets were classified as "assets of a disposal group classified as held for sale" on the statement of financial position as at December 31, 2012.

As set out in Note 6 to the financial statements, the Company disposed of its 90.03% equity interest in Henan Aluminum to Chinalco on June 27, 2013. Therefore, the investment agreement with an independent investor to establish Henan Zhongfu was transferred to Chinalco together with the above transaction, and the assets classified as "assets of a disposal group classified as held for sale" were derecognised accordingly as at June 27, 2013.

16.	INVENTORIES

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Raw materials	9,842,095	9,056,254	7,532,602	7,242,913
Work-in-progress	7,332,331	7,666,925	3,361,704	3,710,592
Finished goods	6,678,470	9,053,349	1,560,197	2,042,461
Spare parts	1,001,052	1,178,117	767,771	739,789
Packaging materials and others	59,901	49,195	34,139	35,773

	24,913,849	27,003,840	13,256,413	13,771,528

Less: provision for impairment
of inventories	(1,377,901)	(1,407,364)	(991,103)	(854,487)

	23,535,948	25,596,476	12,265,310	12,917,041

Movements in the provision for impairment of inventories are as follows:

Group	Company

	2013	2012	2013	2012

As at January 1	1,407,364	375,437	854,487	232,220
Acquisition of subsidiaries	179,844	-	-	-
Disposal of the discontinued operation,
alumina production line of
Guizhou Branch and deemed
disposal of Jiaozuo Wanfang	(179,367)	-	(96,053)	-
Provision for impairment of inventories	1,138,029	1,454,237	780,814	814,671
Reversal arising from increase
in net realisable value	(149,023)	(58,019)	(34,455)	(7,128)
Reversal upon sales of inventories	(1,018,946)	(364,291)	(513,690)	(185,276)

As at December 31	1,377,901	1,407,364	991,103	854,487

As at December 31, 2013, the Group has pledged inventories at a net book value of RMB296 million (December 31, 2012: RMB50 million) for bank and other borrowings as set out in Note 26 to the financial statements.

17.	TRADE AND NOTES RECEIVABLES

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Trade receivables	4,625,662	1,833,475	1,992,101	1,911,702
Less: provision for impairment
of receivables	(611,510)	(408,256)	(369,414)	(394,943)

	4,014,152	1,425,219	1,622,687	1,516,759

Notes receivable	2,142,453	1,190,643	408,578	651,601

	6,156,605	2,615,862	2,031,265	2,168,360

As at December 31, 2013, except for trade and notes receivables of the Group amounting to RMB1,017 million (December 31, 2012: RMB548 million) and RMB3 million (December 31, 2012: RMB8 million) which were denominated in USD and EUR, respectively, all other trade and notes receivables were denominated in RMB. All trade and notes receivables of the Company were denominated in RMB (December 31, 2012: all).

Trade receivables are non-interest bearing and are generally on terms of 3 to 12 months. Certain of the Group's sales were on advanced payments or documents against payment. The credit terms for sales to certain subsidiaries of Chinalco are receivable on demand. In some cases, these terms are extended for qualifying long term customers that have met specific credit requirements. As at December 31, 2013, the ageing analysis of trade and notes receivables was as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Within 1 year	5,541,652	2,209,725	1,703,410	1,842,301
Between 1 and 2 years	173,879	286,111	54,511	69,457
Between 2 and 3 years	188,564	128,071	15,990	55,156
Over 3 years	864,020	400,211	626,768	596,389

	6,768,115	3,024,118	2,400,679	2,563,303

Less: provision for impairment
of receivables	(611,510)	(408,256)	(369,414)	(394,943)

	6,156,605	2,615,862	2,031,265	2,168,360

The credit quality of trade and notes receivables that are neither past due nor impaired is assessed by reference to the counterparties' default history. As at December 31, 2013, there was no history of default for these customers.

As at December 31, 2013, the Group has pledged trade receivables at a carrying amount of RMB110 million (December 31, 2012: RMB nil) for bank and other borrowings as set out in Note 26 to the financial statements.

The balances of trade and notes receivables that were past due but not impaired relate to a number of individual customers for whom there was no recent history of default. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered recoverable within 12 months as at December 31, 2013.

As at December 31, 2013, trade and notes receivables of RMB789 million (December 31, 2012: RMB463 million) of the Group and RMB377 million (December 31, 2012: RMB417 million) of the Company were substantially impaired and provisions of RMB612 million (December 31, 2012: RMB408 million) and RMB369 million (December 31, 2012: RMB395 million) were made, respectively. The individually impaired receivables mainly relate to customers which are in unexpected difficult economic situations and it was expected that a portion of these receivables would be recovered. The ageing analysis of these receivables is as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Within 1 year	82,256	28,715	-	26,480
Between 1 and 2 years	59,508	33,743	-	2,255
Between 2 and 3 years	50,826	20,450	1,413	31,824
Over 3 years	596,028	380,342	375,901	356,497

	788,618	463,250	377,314	417,056

Movements in the provision for impairment of trade and notes receivables are as follows:

Group	Company

	2013	2012	2013	2012

As at January 1	408,256	371,357	394,943	340,952
Acquisition of subsidiaries	63,001	-	-	-
Disposal of the discontinued
operation and deemed disposal of
Jiaozuo Wanfang	(65,849)	-	(8,292)	-
Provision for impairment	249,137	47,225	3,502	64,945
Write off	(26,251)	(779)	(18,502)	(1,408)
Reversal	(16,784)	(9,547)	(2,237)	(9,546)

As at December 31	611,510	408,256	369,414	394,943

As at December 31, 2013, the Group endorsed certain notes receivables accepted by banks in the PRC (the "Derecognised Notes") to certain of its suppliers in order to settle the trade payables due to such suppliers with a carrying amount in aggregate of RMB8,418 million (December 31, 2012: RMB7,811 million). The Derecognised Notes have a maturity from one to six months at the end of the reporting period. In accordance with the Law of Negotiable Instruments in the PRC, the holders of the Derecognised Notes have a right of recourse against the Group if the PRC banks default (the "Continuing Involvement"). In the opinion of the directors of the Company, the Group has transferred substantially all risks and rewards relating to the Derecognised Notes. Accordingly, it has derecognised the full carrying amounts of the Derecognised Notes and the associated trade payables. The maximum exposure to loss from the Group's Continuing Involvement in the Derecognised Notes and the undiscounted cash flows to repurchase these Derecognised Notes equal to their carrying amounts. In the opinion of the directors of the Company, the fair values of the Group's Continuing Involvement in the Derecognised Notes is not significant.

For the years ended December 31, 2013 and 2012, the Group has not recognised any gain or loss on the date of transfer of the Derecognised Notes. No gains or losses were recognised from the Continuing Involvement, both during the year or cumulatively.

18.	OTHER CURRENT ASSETS

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Advances and deposits
paid to suppliers	425,388	603,370	7,291	251,884
Advances to employees	97,960	74,555	24,692	28,868
Value-added tax recoverable	2,569,055	2,182,549	593,550	686,252
Receivable of value-added tax refund	15,784	18,226	-	-
Dividends receivable	125,135	189,638	217,180	240,348
Receivables from sales of
non-core businesses	141,288	192,576	123,364	109,395
Deposits for investment projects	223,068	3,447	571	3,447
Entrusted loans and loans
receivable from third parties	206,652	396,472	725	200,767
Entrusted loans from related parties	1,360,161	844,041	2,458,068	5,310,541
Electricity subsidy	-	250,580	-	156,732
Amounts due from subsidiaries	-	-	1,343,829	1,970,429
Receivables from disposals of
subsidiaries, business and
assets (Note 6,39(b)(c))	9,002,434	-	3,630,734	-
Interest receivable	294,748	1,248	295,027	5,814
Others	868,403	519,408	478,296	217,707

	15,330,076	5,276,110	9,173,327	9,182,184

Less: provision for impairment of
other receivables	(467,491)	(229,131)	(311,018)	(323,877)

	14,862,585	5,046,979	8,862,309	8,858,307

Prepaid income tax	250,788	295,434	193,648	193,359
Prepayments to related
parties for purchases	326,422	22,377	2,906	12,917
Prepayments to suppliers
for purchases	5,507,197	4,486,628	609,373	1,160,644

Total other current assets	20,946,992	9,851,418	9,668,236	10,225,227

As at December 31, 2013, (i) except for other current assets of the Group amounting to RMB5,571 million (December 31, 2012: RMB39 million), RMB1 million (December 31, 2012: RMB0.8 million) and nil (December 31, 2012: RMB0.2 million) which were denominated in USD, HKD and AUD respectively, all other current assets were denominated in RMB, and (ii) other current assets of the Company were all denominated in RMB.

As at December 31, 2013, the ageing analysis of other receivables, except for prepaid income tax and prepayments to related parties and suppliers for purchases was as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Within 1 year	14,486,615	4,519,845	7,685,344	7,411,935
Between 1 and 2 years	137,707	421,576	282,040	732,264
Between 2 and 3 years	187,781	33,711	186,732	218,385
Over 3 years	517,973	300,978	1,019,211	819,600

	15,330,076	5,276,110	9,173,327	9,182,184

The credit quality of other receivables that are neither past due nor impaired is assessed by reference to the counterparties' default history.

The credit quality of other receivables that were past due but not impaired is assessed by reference to the counterparties' default history. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered recoverable within one year.

As at December 31, 2013, other receivables of RMB481 million (December 31, 2012: RMB265 million) of the Group and RMB314 million (December 31, 2012: RMB349 million) of the Company were impaired and provisions of RMB467 million (December 31, 2012: RMB229 million) and RMB311 million (December 31, 2012: RMB324 million) were made, respectively. The ageing analysis of these receivables is as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Within 1 year	34,993	71,112	11,778	31,766
Between 1 and 2 years	8,548	6,242	1,200	1,288
Between 2 and 3 years	25,144	7,914	-	26,537
Over 3 years	412,189	179,318	300,899	289,737

	480,874	264,586	313,877	349,328

Movements in the provision for impairment of other receivables are as follows:

Group	Company

	2013	2012	2013	2012

As at January 1	229,131	182,286	323,877	320,598
Acquisition of subsidiaries	172,251	-	-	-
Disposal of the discontinued operation	(1,632)	-	-	-
Currency translation differences	-	-	-	(456)
Provision for impairment	73,556	50,298	11,954	5,899
Write off	(240)	(2,381)	(24,434)	(1,193)
Reversal	(5,575)	(1,072)	(379)	(971)

As at December 31	467,491	229,131	311,018	323,877

19.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND TIME DEPOSITS

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Restricted cash	1,039,658	1,107,836	316,362	543,271
Time deposits	4,500	20,179	-	-

Restricted cash and time deposits	1,044,158	1,128,015	316,362	543,271

Cash and cash equivalents	11,381,695	9,063,593	4,890,967	4,396,234

	12,425,853	10,191,608	5,207,329	4,939,505

As at December 31, 2013, restricted cash mainly represented deposits held for use in environmental restoration or issued letters of credit and notes payable.

As at December 31, 2013, the annual effective interest rate of the above time deposits was 3.09% (December 31, 2012: 2.86%) with average maturity of six month to one year (December 31, 2012: one year).

As at December 31, 2013, bank balances and cash on hand of the Group and of the Company were denominated in the following currencies:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

RMB	12,174,840	9,987,902	5,207,271	4,939,446
USD	230,718	185,819	31	32
HKD	9,924	11,908	-	-
EUR	7,382	999	27	27
AUD	2,495	4,957	-	-
GBP	-	23	-	-
IDR	494	-	-	-

	12,425,853	10,191,608	5,207,329	4,939,505

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short Time deposits are made for varying periods between six month and one year depending on the immediate cash requirements of the Group, and earn interest at the respective short term time deposit rates. The bank balances, time deposit and restricted cash and pledged deposits are deposited with creditworthy banks with no recent history of default.

20.	SHARE CAPITAL

Group and Company

	December 31,	December 31,
	2013	2012

A shares	9,580,522	9,580,522
H shares	3,943,966	3,943,966

	13,524,488	13,524,488

As at December 31, 2013 and 2012, all issued shares are registered and fully paid. Both A shares and H shares rank pari passu to each other.

The Company's authorised ordinary share capital was 13,524,487,892 shares at par value of RMB1.00 per share as at December 31, 2013 and 2012, respectively. There were 13,524,487,892 ordinary shares issued and outstanding as at December 31, 2013 and 2012, respectively.

21.	RESERVES

(a)	Group

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on pages 128 to 129 of the financial statements.

(b)	Company

		Other	Statutory
	Share	capital	surplus	Special	Retained
	premium	reserves	reserve	reserve	earnings	Total
		(Note (i))	(Note (ii))	(Note (iii))	(Note (iv))

As at January 1, 2012	14,390,784	521,585	5,867,557	42,235	16,948,542	37,770,703
Loss for the year	-	-	-	-	(6,776,836)	(6,776,836)
Other appropriation	-	-	-	(16,587)	-	(16,587)
Release of deferred government
subsidies (Note 23(ii))	-	106,940	-	-	-	106,940

As at December 31, 2012	14,390,784	628,525	5,867,557	25,648	10,171,706	31,084,220
Loss for the year	-	-	-	-	(9,302,953)	(9,302,953)
Other appropriation	-	-	-	11,314	-	11,314
Release of deferred government
subsidies (Note 23(ii))	-	224,400	-	-	-	224,400

As at December 31,2013	14,390,784	852,925	5,867,557	36,962	868,753	22,016,981

Notes:

(i)	Other capital reserves

Other capital reserves mainly represent the national debt fund reserve and other government subsidies granted to certain branches and subsidiaries of the Company by the Ministry of Finance of the PRC ("MOF") to support various qualified technical projects of the Group (Note 23(ii)). Pursuant to the relevant MOF documents, these funds were accounted for as a capital injection into the Company after all necessary share increase conditions are satisfied. These funds are mainly regarded as capital reserve before the relevant share increase conditions are met.

(ii)	Statutory surplus reserve

Pursuant to the Company Law of the PRC, the articles of association and board resolutions of the Company, the Company provides 10% from its net profit for the year determined in accordance with China Accounting Standards for the statutory surplus reserve until the balance of this reserve reaches 50% of the paid-up share capital. Statutory surplus reserve can be used to reduce any losses incurred or to increase share capital of the Company. Statutory surplus reserve balance should not fall below 25% of the registered capital after any such share' issuance.

(iii)	Special reserve

Special reserve mainly represents funds set aside for the purpose of certain safety production activities. Pursuant to certain regulations issued by the State Administration of Work Safety of the PRC and other relevant regulatory bodies, the Group is required to set aside funds mainly for the mining of bauxite and coal, coal gas production, transportation, metallurgical production, manufacturing and construction service activities at prescribed rates. These funds can be used for maintenance and/or improvements of safety of these activities, and are not available for distribution to shareholders.

(iv)	Retained earnings

The consolidated loss attributable to owners of the parent for the year ended December 31, 2013 includes a loss of RMB9,303 million (2012: loss of RMB6,777 million) which has been dealt with in the financial statements of the Company.

22.	INTEREST BEARING LOANS AND BORROWINGS

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Long-term loans and borrowings
Bank and other loans (Note (a))
- Secured (Note 26)	13,967,700	-	-	-
- Guaranteed (Note (e))	6,310,303	6,286,261	20,000	27,000
- Unsecured	15,025,337	19,570,484	9,255,877	12,441,877

	35,303,340	25,856,745	9,275,877	12,468,877

Medium-term notes and bonds and
long-term bonds (Note (b))
- Guaranteed (Note (e))	1,991,481	1,989,245	1,991,481	1,989,245
- Unsecured	19,926,200	19,721,657	18,926,200	18,924,296

	21,917,681	21,710,902	20,917,681	20,913,541

Total long-term loans and borrowings	57,221,021	47,567,647	30,193,558	33,382,418

Current portion of medium-term notes	(2,597,471)	(4,986,037)	(1,997,471)	(4,986,037)

Current portion of
long-term bank and other loans	(8,328,722)	(5,945,958)	(4,291,469)	(3,320,975)

Non-current portion of long-term
loans and borrowings	46,294,828	36,635,652	23,904,618	25,075,406

Short-term loans and borrowings
Bank and other loans (Note (c))
- Secured (Note 26)	1,863,900	900,500	-	-
- Guaranteed (Note (e))	140,000	600,000	-	-
- Unsecured	45,142,573	38,812,718	25,810,000	19,370,000

	47,146,473	40,313,218	25,810,000	19,370,000

Short-term bonds, unsecured (Note (d))	15,275,680	16,669,968	15,275,680	16,669,968
Current portion of medium-term notes	2,597,471	4,986,037	1,997,471	4,986,037
Current portion of long-term bank
and other loans	8,328,722	5,945,958	4,291,469	3,320,975

Total short-term borrowings and
current portion of long-term loans
and borrowings	73,348,346	67,915,181	47,374,620	44,346,980

As at December 31, 2013, except for loans and borrowings of the Group amounting to RMB29 million (December 31, 2012: RMB40 million) and RMB8,156 million (December 31, 2012: RMB7,421 million) which were denominated in JPY and USD, respectively, all other loans and borrowings were denominated in RMB. All loans and borrowings of the Company were denominated in RMB (December 31, 2012: all).

As at December 31, 2013, interest bearing loans and borrowings of RMB670 million (December 31, 2012: RMB900 million) were due to a subsidiary of Chinalco (Note 37(b)).

Notes:

(a)	Long-term bank and other loans

(i)	The maturity of long-term bank and other loans of the Group is set out below:

Loans from banks and other
financial institutions	Other loans

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Within 1 year	8,317,135	5,939,679	11,587	6,279
Between 1 and 2 years	6,288,066	8,037,242	11,789	11,807
Between 2 and 5 years	7,586,650	7,735,704	45,296	35,422
Over 5 years	13,040,497	4,069,980	2,320	20,632

	35,232,348	25,782,605	70,992	74,140

Wholly repayable
within 5 years	15,203,275	21,617,626	41,877	24,877

(ii)	The maturity of long-term bank and other loans of the Company is set out below:

Bank and other financial institution loans	Other loans

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Within 1 year	4,282,000	3,316,000	9,469	4,975
Between 1 and 2 years	3,115,000	4,041,000	9,469	8,975
Between 2 and 5 years	905,000	4,096,000	22,939	26,927
Over 5 years	932,000	967,000	-	8,000

	9,234,000	12,420,000	41,877	48,877

Wholly repayable
within 5 years	7,902,000	11,358,000	41,877	24,877

(iii)

Other loans were provided by local bureaus of the Ministry of Finance to the Group. The weighted average annual interest rate of long-term bank and other loans for the year ended December 31, 2013 was 5.84%.

(b)	Medium-term notes and bonds and long-term bonds

Outstanding long-term bonds and medium-term notes of the Group and the Company as at December 31, 2013 are summarised as follows:

Group	Company

	Face	Effective	December 31,	December 31,	December 31,	December 31,
	value/maturity	interest rate	2013	2012	2013	2012

2007 long-term bonds	2,000,000/2017	4.64%	1,991,481	1,989,245	1,991,481	1,989,245
2008 medium-term notes	5,000,000/2013	4.92%	-	4,986,037	-	4,986,037
2010 medium-term notes	1,000,000/2015	4.34%	995,062	992,007	995,062	992,007
2010 medium-term notes	1,000,000/2015	4.20%	994,867	991,822	994,867	991,822
2011 medium-term
notes (Note (i))	5,000,000/2016	6.03%	4,988,581	4,984,110	4,988,581	4,984,110
2011 Jiaozuo Wanfang
medium-term notes (Note (ii))	800,000/2016	6.85%	-	797,361	-	-
2011 Ningxia Energy
medium-term bonds	600,000/2014	6.65%	600,000	-	-	-
2012 Ningxia Energy
medium-term bonds	400,000/2017	6.06%	400,000	-	-	-
2011 medium-term bonds	2,000,000/2014	6.36%	1,997,471	1,994,435	1,997,471	1,994,435
2012 medium-term bonds	2,000,000/2015	5.13%	1,996,335	1,993,350	1,996,335	1,993,350
2012 medium-term bonds	3,000,000/2017	5.77%	2,985,743	2,982,535	2,985,743	2,982,535
2013 medium-term bonds	3,000,000/2018	5.99%	2,976,266	-	2,976,266	-
2013 medium-term bonds	2,000,000/2016	6.07%	1,991,875	-	1,991,875	-

			21,917,681	21,710,902	20,917,681	20,913,541

Note:

(i)

The medium-term notes were issued at a fixed annual coupon rate of 5.86% with a five year term. Pursuant to the terms of the bonds, the holders of the bonds have an option to negotiate and adjust the fixed coupon rate according to market conditions or to request repayment of some or all outstanding balances at the end of the third anniversary.

(ii)	As disclosed in Note 39(a), the Group lost control of Jiaozuo Wanfang on April 19, 2013, and the medium-term notes were derecognised accordingly.

Long-term bonds and medium-term notes and bonds were issued for capital expenditure purposes, operating cash flows and bank loan re-financing.

(c)	Short-term bank and other loans

Other loans were entrusted loans provided by state-owned companies to the Group.

The weighted average annual interest rate of short-term bank and other loans for the year end December 31, 2013 was 5.69%.

(d)	Short-term bonds

Outstanding short-term bonds of the Group and the Company as at December 31, 2013 are summarised as follows:

		Effective	December 31,	December 31,
	Face value/maturity	interest rate	2013	2012

2012 short-term bonds	5,000,000/2013	3.89%	-	5,074,762
2012 short-term bonds	2,000,000/2013	4.60%	-	2,013,115
2012 short-term bonds	4,000,000/2013	4.28%	-	4,050,486
2012 short-term bonds	2,000,000/2013	4.56%	-	2,022,444
2012 short-term bonds	1,500,000/2013	4.60%	-	1,507,956
2012 short-term bonds	2,000,000/2013	4.76%	-	2,001,205
2013 short-term bonds	3,000,000/2014	4.33%	3,095,345	-
2013 short-term bonds	5,000,000/2014	5.52%	5,069,934	-
2013 short-term bonds	2,000,000/2014	4.21%	2,047,313	-
2013 short-term bonds	2,000,000/2014	4.70%	2,044,553	-
2013 short-term bonds	3,000,000/2014	6.21%	3,018,535	-

			15,275,680	16,669,968

All the above short-term bonds were issued for working capital.

(e)	Guaranteed interest bearing loans and borrowings

Details of the interest bearing loans and borrowings in which the Group and the Company received guarantees are set out as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
Guarantors	2013	2012	2013	2012

Long-term bonds
Bank of Communications
()	1,991,481	1,989,245	1,991,481	1,989,245

Long-term loans
Chinalco	-	971,988	-	-
Lanzhou Aluminum Factory
() (Note (i))	20,000	27,000	20,000	27,000
Luoyang Economic Investment Co., Ltd.
()
(Note (ii))	-	44,140	-	-
Yichuan Power Industrial Group Company
()
(Note (ii))	-	24,443	-	-
China Nonferrous Metals Processing Technology
Co., Ltd. ()
(Note (iii))	-	15,468	-	-
Jiaozuo Wanfang	-	500,000	-	-
The Company	4,471,166	4,703,222	-	-
Ningxia Tianjing Electric Power
Development Co., Ltd.
()
(Note(iv))	102,400	-	-	-
Ningxia Yinxing Energy Co., Ltd.
()
(Note(v))	148,000	-	-	-
Ningxia Power Investment Corporation
()
(Note(iv))	26,000	-	-	-
Ningxia Energy (Note(v))	319,400	-	-	-
Agricultural Bank of China Limited, Head Office, Banking
Department
()	1,223,337	-	-	-

	6,310,303	6,286,261	20,000	27,000

Short-term loans
Chinalco	-	600,000	-	-
Ningxia Energy (Note(v))	120,000	-	-	-
Ningxia Yinxing Energy Co., Ltd. (Note(v))	20,000	-	-	-

	140,000	600,000	-	-

The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	The guarantor is a subsidiary of Chinalco and a shareholder of the Company.

(ii)	The guarantor is a non-controlling shareholder of a subsidiary of the Company.

(iii)	The guarantor is a subsidiary of Chinalco.

(iv)	The guarantor is a third party of the Group.

(v)	The guarantor is a subsidiary of the Company.

23.	OTHER NON-CURRENT LIABILITIES

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Obligations in relation to
early retirement schemes (Note (i))	49,372	93,036	37,713	66,705
Deferred government grants	649,975	540,654	363,239	417,587
Deferred government subsidies
(Note (ii))	119,080	116,979	91,780	96,880
Long-term payables for mining rights	767,157	-	-	-
Provision for rehabilitation	91,311	-	-	-
Others	7,481	6,000	-	6,000

	1,684,376	756,669	492,732	587,172

Notes:

(i)	Obligations in relation to early retirement schemes

During the years ended December 31, 2010 and 2009, certain subsidiaries and branches implemented certain early retirement benefit schemes which allow qualified employees to early retire on a voluntary basis. As at December 31, 2013, obligations in relation to retirement benefits under the Group's early retirement schemes included in "other non-current liabilities" are as follows:

Group	Company

	2013	2012	2013	2012

As at January 1	149,782	201,184	116,655	167,224
Provision made during the year (Note 31)	3,788	22,350	2,179	14,882
Interest costs	1,263	5,244	160	4,759
Utilisation during the year	(62,214)	(78,996)	(52,976)	(70,210)
Deemed disposal of Jiaozuo Wanfang	(12,579)	-	-	-

As at December 31	80,040	149,782	66,018	116,655

Non-current	49,372	93,036	37,713	66,705
Current (Note 24)	30,668	56,746	28,305	49,950

	80,040	149,782	66,018	116,655

(ii)

Deferred government subsidies represent certain national debt fund reserve and other subsidies granted by governmental units to support various qualified technical projects of the Group. These subsidies are deferred at the time they were received and are released when certain pre-determined conditions are met (Note 21(b)(i)).

24.	OTHER PAYABLES AND ACCRUED EXPENSES

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Payable for capital expenditures	5,486,515	4,329,562	3,901,584	2,331,147
Sales and other deposits
from customers	1,565,691	1,278,746	385,315	170,979
Accrued interest	726,064	548,381	589,828	421,281
Taxes other than income
taxes payable (Note)	431,848	391,704	172,421	230,190
Accrued payroll and bonus	108,143	139,645	44,946	86,025
Payables withheld as guarantees
and deposits	601,850	394,616	199,026	194,254
Staff welfare payables	201,022	178,799	119,917	111,730
Dividends payable by subsidiaries
to non-controlling shareholders	108,251	123,707	-	-
Current portion of obligation in
relation to early retirement
schemes (Note 23)	30,668	56,746	28,305	49,950
Consideration payable for
investment projects	126,527	885,037	5,740	822,656
Contribution payable for
pension insurance	26,111	25,617	18,584	10,091
Current portion of payables
for mining rights	680,394	-	-	-
Others	767,025	452,755	221,488	264,438

	10,860,109	8,805,315	5,687,154	4,692,741

Note:	Taxes other than income taxes payable mainly comprise accruals for value-added tax, resource tax, city construction tax and education surcharge.

As at December 31, 2013, except for other payables and accrued expenses of the Group amounting to RMB7.9 million (December 31, 2012: RMB0.2 million), RMB5.6 million (December 31, 2012: RMB0.5 million), RMB73 million (December 31, 2012: RMB2 million) and nil (December 31, 2012: RMB0.01 million) which were denominated in HKD, EUR, USD and AUD, respectively, all other payables and accrued expenses were denominated in RMB.

As at December 31, 2013, all other payables and accrued expenses of the Company were denominated in RMB (December 31, 2012: all).

25.	TRADE AND NOTES PAYABLES

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Trade payables	8,770,506	4,883,484	4,893,450	2,900,794
Notes payable	3,631,144	2,175,710	-	-

	12,401,650	7,059,194	4,893,450	2,900,794

As at December 31, 2013, except for trade and notes payables of the Group amounting to RMB209 million (December 31, 2012: RMB188 million), nil (December 31, 2012: RMB0.03 million), nil (December 31, 2012: RMB0.01 million), which were denominated in USD, AUD and HKD, respectively, all other trade and notes payables were denominated in RMB. All trade and notes payables of the Company were denominated in RMB (December 31, 2012: all).

The ageing analysis of trade and notes payables is as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Within 1 year	11,458,223	6,644,395	4,827,393	2,847,285
Between 1 and 2 years	427,969	106,456	31,531	19,571
Between 2 and 3 years	258,878	170,416	4,174	4,871
Over 3 years	256,580	137,927	30,352	29,067

	12,401,650	7,059,194	4,893,450	2,900,794

The trade and notes payables are non-interest bearing and are normally settled within one year.

26.	PLEDGE OF ASSETS

The Group has pledged various assets as collateral against certain secured borrowings as set out in Note 22. As at December 31, 2013, a summary of these pledged assets was as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Property, plant and
equipment (Note 8)	7,291,960	2,242,678	-	-
Land use rights (Note 9(b))	46,666	69,496	-	-
Intangible assets (Note 7)	798,627	-	-	-
Inventories (Note 16)	296,000	50,000	-	-
Investment in
an associate (Note 11(b))	472,974	-	-	-
Trade receivables (Note 17)	110,000	-	-	-

	9,016,227	2,362,174	-	-

As at December 31, 2013, except for the loans and borrowings which were pledged by the above assets, part of the short-term loans and borrowings amounting to RMB772 million (December 31, 2012: Nil) and part of the long-term loans and borrowings amounting to RMB11,610 million (December 31, 2012: Nil) were secured by the contractual right to charge users for electricity generated and short term loans and borrowings amounting to RMB385 million (December 31, 2012:Nil) were secured by letter of credit.

27.	COST OF SALES

An analysis of cost of sales from continuing operations is as follows:

Group

	2013	2012
		(Restated)

Purchase of inventories in relation to trading activities	91,157,837	64,976,536
Raw materials and consumables used	38,275,430	41,767,977
Power and utilities	21,424,550	24,676,516
Depreciation of property, plant and equipment (Note 8)	5,632,223	4,406,628
Employee benefit expenses*	5,519,559	5,039,540
Repair and maintenance	1,434,389	1,258,237
Others	3,235,810	1,300,506

	166,679,798	143,425,940

*

As disclosed in Note 38(a) to the financial statements, the Company acquired Ningxia Energy in 2013, which resulted in the increase in employee benefit expenses in current year. These employee benefit expenses include salary, bonus, allowance, subsidies, social insurance, housing fund, welfare, union expenses, education expenses and termination benefits, etc.

28.	OPERATING EXPENSES

(a)	Selling and distribution expenses

An analysis of selling and distribution expenses from continuing operations is as follows:

Group

	2013	2012
		(Restated)

Transportation and loading expenses	1,204,110	1,248,326
Packaging expenses	217,869	193,577
Port expenses	68,784	70,984
Employee benefit expenses	69,073	39,239
Sales commissions and other handling fees	33,479	27,166
Warehouse and other storage fees	59,206	59,850
Marketing and advertising expenses	15,220	16,032
Depreciation of non-production property,
plant and equipment (Note 8)	33,457	30,395
Others	158,022	148,414

	1,859,220	1,833,983

(b)	General and administrative expenses

An analysis of general and administrative expenses from continuing operations is as follows:

Group

	2013	2012
		(Restated)

Employee benefit expenses	964,654	839,742
Taxes other than income tax expense (Note (i))	218,893	543,023
Travelling and entertainment	133,394	172,215
Depreciation of non-production property,
plant and equipment (Note 8)	159,030	150,635
Provision for impairment of receivables, net	297,337	48,904
Impairment of available-for-sale
investments (Note 12)	-	7,778
Operating lease rental expenses	142,084	137,805
Legal and other professional fees	51,231	107,091
Amortisation of land use rights and
leasehold land (Note 9)	76,994	66,804
Utilities and office supplies	37,874	37,151
Repairs and maintenance expenses	39,732	41,421
Insurance expense	40,693	57,757
Pollutants discharge fees	24,583	34,482
Auditors' remuneration (Note (ii))	31,444	26,850
Amortisation of intangible assets (Note 7)	30,372	23,671
Others	698,564	454,893

	2,946,879	2,750,222

Notes:

(i)	Taxes other than income tax expense mainly comprise land use tax, property tax and stamp duty.

(ii)

During the year ended December 31, 2013, auditors' remuneration include audit and non-audit services provided by Ernst & Young firms including Ernst & Young and Ernst & Young Hua Ming LLP amounting to RMB25.2 million (2012: RMB24.76 million), and services provided by other auditors.

29.	OTHER INCOME AND OTHER GAINS/(LOSSES), NET

(a)	Other income from continuing operations

For the year ended December 31, 2013, other income from continuing operations represented government grants amounting to RMB806 million (2012: RMB735 million (restated)), which were recognised as income for the year necessary to compensate the costs and the Group's development. There are no unfulfilled conditions or contingencies attached to the grants.

(b)	Other gains/(losses) from continuing operations

Group

	2013	2012
		(Restated)

Gain on acquisition of a subsidiary (Note(i))	651,185	-
Gain on previously held equity interest remeasured
at acquisition-date fair value (Note 38(a))	53,953	-
Gain on disposal of Jiaozuo Wanfang (Note 39(a))	804,766	-
Gain on disposal of Aluminum Production Line
(Note 39(b))	33,247	-
Gain on disposal of investments in a joint venture
and associates	5,709	-
Gain on acquisition of the investment in an associate	-	504,773
Realised gains/(losses) on futures, forward and
option contracts, net (Note (ii))	105,565	(115,519)
Unrealised gains/(losses) on futures,
forward and option contracts, net (Note (ii))	10,318	(20,109)
Gains/(losses) on disposal of property,
plant and equipment and leasehold land, net	209,057	(455,081)
Gain on disposal of Chalco Iron Ore (Note 39(c))	5,413,244	-
Others	112,208	68,947

	7,399,252	(16,989)

Notes:

(i)	This represents the bargain purchase gain associate with the acquisition of Ningxia Energy (Note 38(a)).

(ii)	None of these futures, forward and option contracts are designated for hedge accounting.

30.	FINANCE INCOME/FINANCE COSTS

An analysis of (finance income)/finance costs from continuing operations is as follows:

Group

	2013	2012
		(Restated)

Finance income-interest income from banks	(616,576)	(302,346)

Interest expense	6,583,518	4,902,324
Less: interest expense capitalised in property,
plant and equipment (Note 8)	(634,599)	(529,937)

Interest expense, net of capitalised interest	5,948,919	4,372,387

Exchange gains, net	(99,273)	(9,417)

Finance costs	5,849,646	4,362,970

Finance costs, net	5,233,070	4,060,624

Capitalisation rate during the year (Note 8)	4.05% to 6.25%	5.05% to 6.87%

31.	EMPLOYEE BENEFIT EXPENSES

An analysis of employee benefit expenses from continuing operations is as follows:

Group

2013	2012
	Newly
	acquired
	Ningxia	Other
	Energy	entities	Total	(Restated)

Salaries and bonus	590,854	4,258,797	4,849,651	4,366,302
Housing fund	55,394	417,163	472,557	420,572
Staff welfare and other expenses (Note)	274,697	1,726,364	2,001,061	1,701,834
Employment expense in relation to early
retirement schemes (Note 23)	1,437	2,351	3,788	22,293

	922,382	6,404,675	7,327,057	6,511,001

Note:	Staff welfare and other expenses include staff welfare, staff union expenses, staff education expenses, unemployment insurance expenses and pension insurance expenses, etc.

Employee benefit expenses include remuneration payable to directors, supervisors and senior management as set out in Note 32.

32.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION

(a)	Directors' and supervisors' remuneration

The aggregate amounts of remuneration payables to directors and supervisors of the Company during the year are as follows:

Company

	2013	2012

Fees	689	732
Basic salaries, housing fund,
other allowances and benefits in kind	3,297	2,410
Discretionary bonus	-	-
Retirement benefit costs
- defined contribution schemes	193	165

	4,179	3,307

Note:

The Group recorded a profit before tax prepared under PRC Accounting Standards for Business Enterprises, including profit before tax from continuing operations and discontinued operation, of RMB1,062 million, representing an increase of RMB244 million or 29.8% as compared with the profit before tax of RMB818 million in 2011. Despite the total directors' and supervisors' remuneration of the Group in 2013 increased to some extent as compared with that in 2012, it was lower than that in 2011.

The remuneration of each director and supervisor of the Company for the year ended December 31, 2013 is set out below:

Name of directors			Discretionary
and supervisors	Fees	Salary	Bonus	Pension	Total

Directors:
Xiong Weiping	-	733	-	37	770
Luo Jianchuan	-	653	-	37	690
Liu Caiming (Note(i))	-	164	-	8	172
Liu Xiangmin	-	627	-	37	664
Jiang Yinggang (Note(ii))	-	599	-	37	636
Wu Jianchang (Note(ii))	94	-	-	-	94
Ma Si-hang, Frederick
(Note(ii))	94	-	-	-	94
Wu Zhenfang (Note(iii))	63	-	-	-	63
Wang Jun (Note(ii))	75	-	-	-	75
Shi Chungui (Note(iv))	75	-	-	-	75
Lv Youqing (Note(iv))	-	-	-	-	-
Zhang Zhuoyuan (Note(iv))	96	-	-	-	96
Wang Mengkui (Note(iv))	96	-	-	-	96
Zhu Demiao (Note(iv))	96	-	-	-	96

	689	2,776	-	156	3,621

Supervisors:
Ao Hong (Note(iv))	-	-	-	-	-
Zhao Zhao (Note(ii))	-	-	-	-	-
Yuan Li	-	521	-	37	558
Zhang Zhankui	-	-	-	-	-

	-	521	-	37	558

Total	689	3,297	-	193	4,179

The remuneration of each director and supervisor of the Company for the year ended December 31, 2012 is set out below:

Name of directors			Discretionary
and supervisors	Fees	Salary	bonus	Pension	Total

Directors:
Xiong Weiping	-	545	-	33	578
Luo Jianchuan	-	496	-	33	529
Liu Caiming (Note(i))	-	493	-	33	526
Liu Xiangmin	-	493	-	33	526
Shi Chungui	150	-	-	-	150
Lv Youqing	-	-	-	-	-
Zhang Zhuoyuan	194	-	-	-	194
Zhu Demiao	194	-	-	-	194
Wang Mengkui	194	-	-	-	194

	732	2,027	-	132	2,891

Supervisors:
Ao Hong	-	-	-	-	-
Yuan Li	-	383	-	33	416
Zhang Zhankui	-	-	-	-	-

	-	383	-	33	416

Total	732	2,410	-	165	3,307

Notes:

(i)

As at March 8, 2013, Mr. Liu Caiming resigned as the senior vice president, Chief Financial Officer and member of the Executive Committee of the Company. Meanwhile, Mr. Liu Caiming has been re-designated from an executive director to a non-executive director. On March 18, 2014, Mr. Liu Caiming resigned from the position of a non-executive Director.

(ii)

In accordance with the Company's Articles of Association, all Directors and Supervisors of the Company were appointed for a term of three years, eligible for re-appointment. These directors and supervisor were newly appointed at the 2012 annual general meeting on June 27, 2013.

(iii)	Mr. Wu Zhenfang was elected and appointed as director at the 2013 first extraordinary general meeting on August 30, 2013.

(iv)	Due to the expiry of the term of the fourth session of the Board, these directors and supervisor were no longer served as Directors and Supervisor of the Company since June 27, 2013.

The remuneration of the directors and supervisors of the Company fell within the following band:

Number of individuals

	2013	2012

Nil to RMB1,000,000	18	12

During the year, no options were granted to the directors or the supervisors of the Company (2012: nil).

During the year, no emoluments were paid to the directors or the supervisors of the Company (among which included the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2012: nil).

No directors or supervisors of the Company waived any remuneration during the years ended December 31, 2013 and 2012.

(b)	Five highest paid individuals

During the year ended December 31, 2013, the five highest paid employees of the Group include four (2012: 4) directors whose remunerations are reflected in the analysis presented above. The remuneration payable to the remaining one (2012: 1) individual during the year is as follows:

Group

	2013	2012

Basic salaries, housing fund, other allowances
and benefits in kind	645	440
Discretionary bonus	-	-
Retirement benefit cost - defined contribution plans	37	33

	682	473

The number of the remaining one (2012: 1) individual whose remuneration fell within the following band is as follows:

Number of employees

	2013	2012

Nil to RMB1,000,000	1	1

33.	INCOME TAX EXPENSE/(BENEFIT) FROM CONTINUING OPERATIONS

Group

	2013	2012
		(Restated)

Current income tax expense:
- PRC enterprise income tax	214,631	155,629
Deferred income tax expense/(benefit)	124,920	(526,721)

	339,551	(371,092)

The current PRC enterprise income tax of the Group has been provided at the applicable corporate income tax rate of 25% (2012: 25%) on the estimated assessable profit for the year. Certain branches and subsidiaries of the Company located in western regions of the PRC are granted tax concessions including a preferential tax rate of 15% (2012: 15%).

In addition, in accordance with the relevant tax rules, the Company and its branches are subject to the applicable effective tax rate, which changed depending on the profitability and the tax rate applicable to each branch and the Company on a combined basis. For the year ended December 31, 2013, the effective tax rate applicable to the Company and its branches on a combined basis was 22.26% (2012: 22.16%).

The reconciliation between the tax on the Group's profit or loss before income tax from continuing operations and the theoretical tax amount that would arise using the weighted average tax rate applicable to profit or loss of the consolidated entities from continuing operations is as follows:

Group

	2013	2012
		(Restated)

Profit/(loss) before income tax from continuing operations	883,241	(7,827,376)

Tax expense calculated at the standard
income tax rate of 25% (2012: 25%)	220,810	(1,956,844)
Tax effects of:
Preferential income tax rates applicable to
certain branches and subsidiaries	(91,880)	138,558
Impact of change in income tax rate	2,424	24,375
Tax losses for which no deferred income
tax assets were recognised	2,364,091	635,337
Deductible temporary differences for which
no deferred income tax assets were recognised	59,779	25,655
Utilisation of previously unrecognised
tax losses and expenses	(140,368)	(2,028)
Tax incentive in relation to deduction limits
of certain expenses	(14,096)	(13,759)
Income not subject to tax	(2,434,836)	(218,654)
Expenses not deductible for tax purposes	28,618	38,071
Write down of deferred tax assets previously recognised	345,009	958,197

Income tax expense/(benefit) from continuing operations	339,551	(371,092)

Weighted average effective tax rate	38.44%	4.74%

The increase in the weighted average effective rate is mainly due to fluctuation in profitability of certain subsidiaries and branches and write down in deferred tax assets previously recognized for tax losses.

Share of income tax expense of associates and joint ventures from continuing operations of RMB23.5 million (2012 from continuing operations: RMB99 million (restated)) and RMB7.7 million (2012 from continuing operations: RMB4 million (restated)) was included in "share of profits and losses of associates" and "share of profit of joint ventures" from continuing operations, respectively.

34.	EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

(a)	Basic

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to owners of the parent by the weighted average number of shares in issue during the year.

	2013	2012
		(Restated)

Profit/(loss) attributable to owners of the parent (RMB)
- From continuing operations	739,333,000	(7,163,361,000)
- From the discontinued operation	235,913,000	(1,070,393,000)

	975,246,000	(8,233,754,000)

Weighted average number of
ordinary shares in issue	13,524,487,892	13,524,487,892

Basic earnings/(loss) per share (RMB)
- From continuing operations	0.05	(0.53)

- From the discontinued operation	0.02	(0.08)

	0.07	(0.61)

(b)	Diluted

Diluted earnings/(loss) per share from continuing operations and the discontinued operation for the years ended December 31, 2013 and 2012 are the same as the basic earnings/(loss) per share from continuing operations and the discontinued operation as there were no dilutive potential shares during those years.

35.	DIVIDENDS

According to the articles of association of the Company, the Company considers the maximum limit of profit appropriation to its shareholders is the lowest of:

(i)	the sum of the current period net profit and opening retained earnings in accordance with IFRSs;

(ii)	the sum of the current period net profit and opening retained earnings in accordance with the PRC Accounting Standards for Business Enterprises; and

(iii)	the amount limited by the Company Law of the PRC.

According to the resolution of annual shareholders' meeting dated June 27, 2013, no dividend would be distributed for the year ended December 31, 2012. Thus, no dividend was paid in 2013 (2012: nil).

According to the resolution of the Board of Directors dated March 18, 2014, the directors did not propose any final dividend for the year ended December 31, 2013, which is to be approved by the shareholders.

36.	CASH FLOWS GENERATED FROM OPERATING ACTIVITIES

Group

	Notes	2013	2012
			(Restated)

Cash flows generated from operating activities

Profit/(loss) before income tax:
From continuing operations		883,241	(7,827,376)
From discontinued operation	6	(414,618)	(1,264,686)
Adjustments for:
Share of profits of joint ventures	11(a)	(148,749)	(37,040)
Share of profits of associates	11(b)	(512,746)	(254,848)
Depreciation of property, plant and equipment	8	6,956,651	6,140,958
(Gain)/Loss on disposal of property,
plant and equipment and leasehold land		(242,304)	455,870
Impairment loss of property, plant and equipment	8	501,159	19,903
Impairment loss of available-for-sale financial investments	12	-	7,778
Amortisation of intangible assets	7	277,740	93,656
Amortisation of land use rights and leasehold land	9	80,219	74,552
Amortisation of prepaid expenses		73,598	75,987
Realised and unrealised gains/(losses) on futures,
option and forward contracts		(96,096)	143,334
Gain on acquisition of the investment in an associate	29(b)	-	(504,773)
Gain on acquisition of a subsidiary	29(b)	(651,185)	-
Gain on disposal of Jiaozuo Wanfang	29(b)	(804,766)	-
Gain on disposal of Chalco Iron Ore	29(b)	(5,413,244)	-
Gain on disposal of investments in a joint venture
and an associate	29(b)	(5,709)	-
Gain on previously held equity interest remeasured
at acquisition-date fair value	29(b)	(53,953)	-
Receipt from government subsidy		(134,806)	(56,893)
Interest income		(2,928)	(49,668)
Interest expense		6,119,696	4,913,559
Others		103,185	(67,516)

		6,514,385	1,862,797

Changes in working capital:
Increase in inventories		(605,814)	(1,472,097)
(Increase) /decrease in trade and notes receivables		(4,042,472)	3,015,903
Increase in other current assets		(2,541,644)	(921,413)
(Increase) /decrease in restricted cash		(297,223)	270,999
Increase in other non-current assets		(194,854)	(555,039)
Increase/(decrease) in trade and notes payables		5,762,657	(1,342,116)
Increase in other payables and accrued expenses		4,005,822	479,154
Increase/(decrease) in other non-current liabilities		3,543	(44,505)

Cash generated from operations		8,604,400	1,293,683

PRC enterprise income taxes paid		(353,062)	(171,331)

Net cash generated from operating activities		8,251,338	1,122,352

37.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS

The Company is controlled by Chinalco, the parent company and a state-owned enterprise established in the PRC. Chinalco itself is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 "Related Party Disclosures", government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include Chinalco and its subsidiaries (other than the Group), other government-related entities and their subsidiaries ("other state-owned enterprises"), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company and Chinalco as well as their close family members.

Certain related party transactions disclosed here also constitute continuing connected transactions (as defined in Chapter 14A of the Hong Kong Listing Rules) pursuant to the Hong Kong Listing Rules.

For the purposes of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed.

In addition to the related party information and transactions disclosed elsewhere in the consolidated financial statements, the following is a summary of significant related party transactions entered in the ordinary course of business between the Group and its related parties during the year.

(a)	Significant related party transactions

Group

	Notes	2013	2012

Sales of goods and services rendered:
Sales of materials and finished goods to:	(i)
Chinalco and its subsidiaries		8,844,205	6,805,794
Associates of Chinalco		102,723	53,599
Joint ventures		52,318	30,117
Associates (Note a)		1,400,098	9,265

		10,399,344	6,898,775

Provision of utility services to:	(ii)
Chinalco and its subsidiaries		390,368	341,386
Associates of Chinalco		18,233	21,420
Joint ventures		11,628	1
Associates		10,014	-

		430,243	362,807

Provision of product processing services to:
Chinalco and its subsidiaries	(vii)	1,357	7,431

Purchases of goods and services:

Purchases of engineering, construction
and supervisory services from:	(iii)
Chinalco and its subsidiaries		1,842,045	2,321,386
Associates of Chinalco		140	11,365

		1,842,185	2,332,751

Purchases of key and auxiliary materials,
equipment and finished goods from:	(iv)
Chinalco and its subsidiaries		3,799,542	3,839,222
Associates of Chinalco		254	17,745
Joint ventures		1,076,867	976,141
Associates (Note a)		380,255	2,618

		5,256,918	4,835,726

Provision of social services and logistics services by:	(v)
Chinalco and its subsidiaries		243,865	306,589

Provision of utility services by:	(ii)
Chinalco and its subsidiaries		186,007	359,599
Associates of Chinalco		-	9,918
Joint ventures		27	-

		186,034	369,517

Provision of product processing services by
Chinalco and its subsidiaries	(vii)	64,377	142,244

Rental expenses for buildings and land use rights charged
by Chinalco and its subsidiaries	(vi)	600,892	696,874

Other significant related party transactions:

Acquisition of assets from a fellow subsidiary		-	145,915

Borrowing from a fellow subsidiary	(viii)	1,000,000	2,350,000

Interest expense on a borrowing
from a fellow subsidiary		40,922	54,541

Entrusted loans and other borrowings to:
Joint ventures		726,235	258,900
Associate		26,106	200,000
Chinalco and its subsidiaries		393,000	126,604

		1,145,341	585,504

Interest income on entrusted loans
and other borrowings:
Joint ventures		69,462	51,106
Associate		2,518	-
Chinalco and its subsidiaries		34,923	2,327

		106,903	53,433

Disposal of the Aluminum Fabrication Segment
and assets of alumina production line
and Transferred Loan to Chinalco
and its subsidiaries:
Consideration (Note 6 and 39 (b))(Note b)		10,614,600	-
Interests income		250,124	-

Disposal of investments in a joint venture and
an associate to Chinalco (Note 11)(Note c)		264,474	-

Disposal of equity interest in Chalco Iron Ore
to a subsidiary of Chinalco (Note 39(c))(Note d)		12,953,368	-

Notes:

a

Jiaozuo Wanfang was a subsidiary of the Company prior to April 19, 2013. As disclosed in Note 10(iii), the Company lost control of Jiaozuo Wanfang on April 19, 2013 as a result of the Deemed Disposal. Since April 19, 2013, Jiaozuo Wanfang became the associate of the Group. Accordingly, the sales of materials and finished goods to Jiaozuo Wanfang and the purchase of key and auxiliary materials from Jiaozuo Wanfang after April 19, 2013 was included in "Sales of materials and finished goods to associates" and "Purchase of key and auxiliary materials, equipment and finished goods from associates", respectively.

b

As disclosed in Notes 6 and 39(b), during the year 2013, the Group disposed of the Aluminum Fabrication Segment, assets of an alumina production line, and transferred receivables to Chinalco and its subsidiaries at a consideration of RMB10,614.6 million.

c

As disclosed in Note 11, during the year 2013, the Group disposed of its 50% equity interest in Chalco Sapa and its 40% equity interest in Guizhou Chalco to Chinalco at a consideration of RMB264.5 million.

d

As disclosed in Note 39(c), during the year 2013, the Group disposed of a 65% equity interest in Chalco Iron Ore to Chinalco Overseas Holdings, a wholly-owned subsidiary of Chinalco at a consideration of USD2,118 million (equivalent of RMB12,953 million).

During the years ended December 31, 2013 and 2012, the Group's significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) constituted a large portion of its sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and borrowings as at December 31, 2013 and 2012 and the relevant interest earned or paid during the year were transacted with banks and other financial institutions which are controlled by the PRC government.

All transactions with related parties are conducted at prices and terms mutually agreed by the parties involved, which are determined as follows:

(i)

Sales of materials and finished goods comprised sales of alumina, primary aluminium, copper and scrap materials. Transactions entered into are covered by general agreements on mutual provision of production supplies and ancillary services. The pricing policy is summarised below:

(1)	The price prescribed by the PRC government ("State-prescribed price") is adopted;

(2)	If there is no state-prescribed price, state-guidance price is adopted;

(3)	If there is neither state-prescribed price nor state-guidance price, then market price (being price charged to and from independent third parties) is adopted; and

(4)	If none of the above is available, then the adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs is adopted).

(ii)	Utility services, including electricity, gas, heat and water, are supplied at state-prescribed price.

(iii)

Engineering, project construction and supervisory services were provided for construction projects of the Company. The state-guidance price or prevailing market price (including tender price where by way of tender) is adopted for pricing purposes.

(iv)	The pricing policy for purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement and coal) is the same as that set out in (i) above.

(v)

Social services and logistics services provided by Chinalco Group cover public security, fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens and offices, public transport and retirement management and other services. Provisions of these services are covered by the Comprehensive Social and Logistics Services Agreement. The pricing policy is the same as that set out in (i) above.

(vi)

Pursuant to the Land Use Rights Lease Agreements entered into between the Group and Chinalco Group, operating leases for industrial or commercial land are charged at market rent rate. The Group also entered into a building rental agreement with Chinalco Group and pays rent based on market rate for its lease of buildings owned by Chinalco.

(vii)	The pricing policy for product processing services is the same as that set out in (i) above.

(viii)

Chinalco Finance Company Limited ("Chinalco Finance") (), a wholly-owned subsidiary of Chinalco and a non-bank financial institution incorporated in the PRC, provide deposit services, credit services and miscellaneous financial services to the Group. The terms for the provision of financial services to the Group is no less favourable than those of the same type of financial services provided by Chinalco Finance to Chinalco and other members of its group or those of the same type of financial services that may be provided to the Group by other financial institutions.

(b)	Balances with related parties

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related entities at the year end are as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Cash and cash equivalents
deposited with
A fellow subsidiary (Note (i))	3,481,778	1,641,180	1,646,418	1,046,844

Trade and notes receivables
Subsidiaries of the Company	-	-	884,724	1,044,314
Chinalco and its subsidiaries	1,129,159	410,775	638,271	302,613
Associates of Chinalco	2,514	4,711	2,514	1,193
Associates	3,565	4,245	3,565	3,915
Joint ventures	1,005	5	5	5

	1,136,243	419,736	1,529,079	1,352,040

Less: provision for impairment
of receivables	(124,093)	(119,280)	(128,124)	(162,112)

	1,012,150	300,456	1,400,955	1,189,928

Other current assets
Subsidiaries of the Company	-	-	2,930,459	7,524,574
Chinalco and its subsidiaries
(Note(ii))	9,745,762	60,687	4,237,587	26,530
Associates of Chinalco	-	11,440	-	11,440
Associates	116,138	219,305	4,214	-
Joint ventures	1,441,699	676,246	847,581	621,704

	11,303,599	967,678	8,019,841	8,184,248
Less: provision for impairment
of other current assets	(36,208)	(34,915)	(161,633)	(190,205)

	11,267,391	932,763	7,858,208	7,994,043

Other non-current assets
Chinalco and its subsidiaries
(Note(ii))	12,288,413	-	4,706,745	-
A joint venture	-	200,000	-	200,000

	12,288,413	200,000	4,706,745	200,000

Borrowings
A fellow subsidiary	670,000	900,000	-	-

Trade and notes payables
Subsidiaries of the Company	-	-	1,223,519	158,901
Chinalco and its subsidiaries	285,343	213,006	87,406	83,414
Associates of Chinalco	538	107	-	-
Associates	136,760	2,335	2,115	-
Joint ventures	2,865	3,192	-	-

	425,506	218,640	1,313,040	242,315

Other payables and
accrued expenses
Subsidiaries of the Company	-	-	1,208,717	133,853
Chinalco and its subsidiaries	1,688,186	1,788,058	786,686	901,657
Associates of Chinalco	66,681	26,909	351	4,734
Joint ventures	6,597	332	67,777	332
Associates	192,247	1,043	332	-

	1,953,711	1,816,342	2,063,863	1,040,576

Notes:

(i)

On August 26, 2011, the Company entered into an agreement with Chinalco Finance effective from August 26, 2011 to August 25, 2012. Pursuant to the agreement, Chinalco Finance agreed to provide deposit services, credit services and other financial services to the Group. On August 24, 2012, the Company renewed the financial services agreement with Chinalco Finance with a validation term of three years ended August 25, 2015.

(ii)

Included in the other current assets and non-current assets, there are receivables due from Chinalco for disposal of the Aluminium Fabrication Segment, assets of an alumina production line of Guizhou branch, transferred receivables and its 50% equity interest in Chalco Sapa and its 40% equity interest in Guizhou Chalco of RMB3,630 million and RMB4,707 million, respectively.

Included in the other current assets and non-current assets, there are receivables due from Chalco Overseas Holdings for disposing of the equity interest of Chalco Iron Ore of RMB5,372 million and RMB7,582 million, respectively.

As at December 31, 2013, included in long-term loans and borrowings and short-term loans and borrowings are borrowings payable to other state-owned enterprises amounting to RMB35,232 million (December 31, 2012: RMB23,960 million) and RMB72,678 million (December 31, 2012: RMB36,938 million) .

The terms of all balances with the exception of the entrusted loans were unsecured and were in accordance with terms as set out in the respective agreements or as mutually agreed between the parties concerned.

(c)	Compensation of key management personnel of the Group

	2013	2012

Fees	689	732
Basic salaries, housing fund, other allowances
and benefits in kind	5,424	4,604
Discretionary bonus	-	-
Pension cost - defined contribution schemes	319	330

	6,432	5,666

Note:

The Group recorded a profit before tax prepared under PRC Accounting Standards for Business Enterprises, including profit before tax from continuing operations and discontinued operation, of RMB1,062 million, representing an increase of RMB244 million or 29.8% as compared with the profit before tax of RMB818 million in 2011. Despite the total directors' and supervisors' remuneration of the Group in 2013 increased to some extent as compared with that in 2012, it was lower than that in 2011.

For details of directors' and senior management's remuneration are included in Note 32 to the financial statements.

(d)	Commitments with related parties

As at December 31, 2013 and 2012, except for the other capital commitments disclosed in Note 42(c) to the financial statements, the Group and the Company had no significant commitments with other related parties.

38.	BUSINESS COMBINATIONS

(a)	Chalco Ningxia Energy Group Co., Ltd.

In the second half of 2012, the Company signed several purchase agreements with the equity holders of Ningxia Power Group Co., Ltd. () ("Ningxia Power") to acquire their interests in Ningxia Power through step acquisitions as follows:

*

In August 2012, the Company entered into an equity transfer agreement with China Zhongtou Trust Co., Ltd. () ("Zhongtou Trust") to acquire an 11.88% equity interest in Ningxia Power for a total consideration of RMB674.9 million.

*

In December 2012, the Company entered into an equity transfer agreement with Huadian Power to acquire an additional 23.66% equity interest in Ningxia Power for a total consideration of RMB1,362 million, of which RMB545 million and RMB817 million were paid in December 2012 and January 2013, respectively.

As at December 31, 2012, the Company held a total of 35.54% equity interest in Ningxia Power which was accounted for as an investment in an associate.

*

In August 2012, the Company signed an equity transfer agreement with Bank of China Group Investment Limited () ("CGIL") to acquire 23.42% equity interest in Ningxia Power at a consideration of RMB1,347.7 million.

*	In December 2012, the Company signed an agreement with the other shareholders of Ningxia Power to increase its equity interest in Ningxia Power up to 70.82% with a capital injection of RMB2 billion.

Both of the transactions with CGIL and the capital injection of RMB2 billion were completed in the form of cash payment on January 23, 2013, upon which the Company had a 70.82% equity interest in Ningxia Power and obtained control over Ningxia Power accordingly. Ningxia Power has been renamed as Chalco Ningxia Energy Group Co., Ltd. () ("Ningxia Energy") on February 8, 2013.

The acquisition of Ningxia Energy supports the Company's long-term strategy of integrating electricity supply with its aluminum business, especially in the primary aluminum segment.

The acquisition has been accounted for using the acquisition method. The consolidated financial statements have included the results of Ningxia Energy since the acquisition date. The Group has elected to measure the non-controlling interest in Ningxia Energy at the non-controlling interest's proportionate share of Ningxia Energy's identifiable net assets.

As at the acquisition date, the fair value of equity interest in Ningxia Energy held by the Company immediately before the acquisition was calculated by using the income approach with key assumptions, such as estimate price, production volume, the production costs and other related expense, with an amount of approximately RMB2,601.5 million while the carrying amount was RMB2,547.6 million(Note11(b)). The gain recognised in other gains from continuing operations in the consolidated statement of comprehensive income for the year 2013 as a result of the remeasuring the equity interest in Ningxia Energy held by the Company before the business combination to fair value is approximately RMB53.9 million (Note 29(b)).

The excess of the fair value of identifiable net assets as at the acquisition date over the consideration transferred amounting to approximately RMB651.2 million, which was mainly arising from the fair value adjustments for certain mining rights according to a professional valuer's report, was recognised in other gains from continuing operations in the consolidated statement of comprehensive income for the year ended December 31, 2013.

The fair values of the identifiable assets and liabilities of Ningxia Energy as at the acquisition date were as follows:

		Fair value
		recognised on
	Notes	acquisition

Assets
Cash and cash equivalents*		3,752,563
Trade and notes receivables		1,261,631
Other current assets		1,685,592
Inventories		850,795
Property, plant and equipment	8	20,068,122
Intangible assets	7	6,194,720
Land use right	9(b)	613,738
Deferred tax assets	13	94,646
Investments in joint ventures	11(a)	217,172
Investments in associates	11(b)	963,605
Other non-current assets		63,463

Liabilities
Trade and notes payables		(1,627,953)
Other payables and accrued expenses		(2,299,453)
Interest bearing loans and borrowings		(18,613,782)
Income tax payable		(12,683)
Deferred tax liabilities**	13	(1,066,031)
Other non-current liabilities**		(1,788,047)

Total identifiable net assets at fair value		10,358,098

Non-controlling interests**		(3,757,666)

Net assets acquired		6,600,432

Gain on bargain purchase recognised in other gains
from continuing operations in the consolidated
statement of comprehensive income	29(b)	(651,185)

		5,949,247

Satisfied by cash		3,347,715
Previously held 35.54% equity interest remeasured
at acquisition-date fair value		2,601,532

Total purchase consideration		5,949,247

*	The cash and cash equivalent balance includes the capital injection of RMB2 billion by the Company on January 23, 2013.

**

The management of the Company adjusted the fair value of deferred tax liabilities, other non-current liabilities and non-controlling interests based on the newly obtained documents on mining rights payable from the government after the acquisition date.

As at the acquisition date, the fair value of intangible assets was RMB6,195 million. The fair value of mining rights was calculated using the discounted cash flow approach.

The Group incurred transaction costs of RMB4.09 million for this acquisition. The transaction costs have been expensed and are included in general and administrative expenses from continuing operations in the consolidated statement of comprehensive income.

An analysis of the cash flows of cash and cash equivalents in respect of the acquisition of Ningxia Energy is as follows:

RMB'000

Net cash acquired with Ningxia Energy	3,752,563
Cash consideration paid	(3,347,715)

Net inflow of cash and cash equivalents included
in cash flows from investing activities	404,848
Transaction costs of the acquisition included
in the cash flows from operating activities	(4,094)

400,754

From the date of acquisition to December 31, 2013, Ningxia Energy has contributed RMB4,540 million to the Group's revenue from the continuing operations and RMB297 million to the Group's net profit from the continuing operations for the year ended December 31, 2013. If the combination had taken place at the beginning of the period, the revenue from continuing operations would have been RMB169,814 million and the net profit from continuing operations for the period would have been RMB555 million.

(b)	PT. Nusapati Prima ("PTNP")

In September 2012, the Group signed purchase agreements with the equity holders of Jointcap International Limited ("Jointcap") and Winshore Investment Limited ("Winshore") to acquire 100% equity interests in Jointcap and Winshore. Jointcap and Winshore held 70% equity interest in PTNP, a company incorporated in Indonesia, which holds several bauxite exploration permits and mining rights in Indonesia. The business combination was completed on April 26, 2013, at a total cash consideration of RMB97.3 million (USD15.5 million).

The acquisition of PTNP supports the Company's long-term strategy of sustained and stable supply of bauxite.

The acquisition has been accounted for using the acquisition method. The consolidated financial statements have included the results of PTNP since the acquisition date. The Group has elected to measure the non-controlling interests in PTNP at the non-controlling interests' proportionate shares of PTNP's identifiable net assets.

The excess of the consideration over the fair value of identifiable net assets as at the acquisition date amounting to approximately RMB14.3 million was recognised as goodwill as at the date of acquisition and the amount of the non-controlling interests in PTNP at the date of acquisition was RMB44.2 million.

The fair values of the identifiable assets and liabilities of PTNP as at the acquisition date were as follows:

		Fair value
		recognised on
	Notes	acquisition

Assets
Cash and cash equivalents		6,454
Other current assets		3,055
Inventories		13,217
Property, plant and equipment	8	9,786
Intangible assets	7	160,561
Other non-current assets		5,813

Liabilities
Trade and notes payables		(23,610)
Other payables and accrued expenses		(88)
Income tax payable		(119)
Deferred tax liabilities	13	(39,227)
Other current liabilities		(8,615)

Total identifiable net assets at fair value		127,227
Non-controlling interests		(44,221)

Net assets acquired		83,006

Goodwill recognised	7	14,254

Total purchase consideration		97,260

As at the acquisition date, the fair value of intangible assets was RMB160.6 million, which mainly comprise the mining rights, whose fair value was valuated using the discounted cash flow approach method.

The Group incurred transaction costs of RMB0.18 million for this acquisition. The transaction costs have been expensed and are included in general and administrative expenses from continuing operations in the consolidated statement of comprehensive income.

An analysis of the cash flows of cash and cash equivalents in respect of the acquisition of PTNP is as follows:

RMB'000

Net cash acquired with PTNP	6,454
Cash consideration paid	(18,624)

Net outflows of cash and cash equivalents included
in cash flows from investing activities	(12,170)
Transaction costs of the acquisition included
in the cash flows from operating activities	(180)

(12,350)

From the date of acquisition, PTNP has contributed nil to the Group's revenue from the continuing operations and contributed loss of RMB5.96 million to the Group's net profit from the continuing operations for the period ended December 31, 2013. If the combination had taken place at the beginning of the year, the revenue from continuing operations would have been RMB169,431 million and the profit from continuing operations for the year would have been RMB543.08 million.

39.	DISPOSAL OF SUBSIDIARIES AND BUSINESS

All the effects of the disposal of the Aluminum Fabrication Segment were excluded from the information disclosed in this note below since it was considered as a discontinued operation. For details of the discontinued operation, refer to Note 6 for details.

(a)	Deemed disposal of Jiaozuo Wanfang

As disclosed in Note 10(iii), the Company disposed of its equity interest in Jiaozuo Wanfang on April 19, 2013 through the Deemed Disposal. The details of the net assets disposed of are as follows:

	Notes	April 19, 2013

Net assets disposed of:
Cash and cash equivalents		190,786
Trade and notes receivables		176,675
Other current assets		235,936
Inventories		507,124
Property, plant and equipment	8	3,711,206
Land use right	9(b)	48,220
Intangible assets	7	35,174
Deferred tax assets	13	161,018
Investment in a joint venture	11(a)	4,500
Investment in associates	11(b)	1,469,145
Other non-current assets		62,806
Trade and notes payables		(374,149)
Other payables and accrued expenses		(802,635)
Interest bearing loans and borrowings		(2,871,917)
Deferred tax liabilities	13	(304)
Other non-current liabilities		(12,579)

Net assets		2,541,006
Non-controlling interests		(1,931,114)

Net assets disposed of		609,892

Gain on deemed disposal of Jiaozuo Wanfang		547,237

		1,157,129

Investments in associates	11(b)	1,157,129

Satisfied by:
Cash		-

On September 29, 2010, the Company disposed of a 4.998% equity interest in Jiaozuo Wanfang at a consideration of RMB510 million. The difference between the disposal consideration and the proportionate amount of the net assets attributable to the Company of RMB257.5 million was recognised as capital reserve in the consolidated financial statements. The Company considers that it lost control over Jiaozuo Wanfang after its equity interest in Jiaozuo Wanfang was diluted in the current year and the disposal of the 4.998% equity interest in 2010. The management of the Company believed that the above transactions were accounted for as a single transaction after considering the terms, conditions and commercial effect of these transactions.

The Company recognised a total gain from loss of control of Jiaozuo Wanfang amounting to RMB805 million (Note 29(b)), representing the gain of RMB547 million from the above Deemed Disposal and the transfer of a gain of RMB257.5 million from capital reserve relating to the disposal of 4.998% equity interest in 2010. The fair value of the Company's retained equity interest in Jiaozuo Wanfang at the date of loss of control was calculated by using the share price of Jiaozuo Wanfang multiplied by the retained shares.

An analysis of the cash flows of cash and cash equivalents in respect of the Deemed Disposal of Jiaozuo Wanfang is as follows:

2013

Cash consideration	-
Less: cash and cash equivalents of Jiaozuo Wanfang disposed of	(190,786)

Net outflows of cash and cash equivalents in respect
of the deemed disposal of Jiaozuo Wanfang	(190,786)

(b)	Disposal of Alumina Production Line of Guizhou Branch of the Company

On June 6, 2013, the Company entered into an Alumina Assets Transfer Agreement with Guizhou Aluminum Plant (), a subsidiary of Chinalco, pursuant to which the Company transferred the alumina production line of Guizhou Branch of the Company (the "Alumina Production Line") to Guizhou Aluminum Plant (). Pursuant to the Alumina Assets Transfer Agreement, the consideration thereof was determined with reference to an independent valuation undertaken by a professional valuer recognised in the PRC of the net assets of Alumina Production Line as at December 31, 2012, adjusted to give effect to the changes in net assets value from the valuation date (December 31, 2012) to the disposal date. The above transaction was completed on June 27, 2013.

After giving adjustment to the change in the net assets value from the valuation date (December 31, 2012) to the disposal date regarding the Alumina Production Line, the consideration for the disposal of the Alumina Production Line was finalised at RMB4,300.1 million. The details of the net assets disposed of are as follows:

	Notes	June 27, 2013

Net assets disposed of:
Inventories		560,925
Other current assets		11,276
Property, plant and equipment	8	3,993,895
Deferred tax assets	13	12,380
Trade and notes payables		(16,336)
Other payables and accrued expenses		(1,270)
Interest bearing loans and borrowings		(280,000)
Other non-current liabilities		(14,017)

Net assets disposed of		4,266,853
Gain on disposal of the Alumina Production Line	29(b)	33,247

		4,300,100

		2013

Satisfied by:
Cash received in 2013		885,794
Receivable from Chinalco as at December 31, 2013		3,414,306

Total consideration		4,300,100

An analysis of the cash flows of cash and cash equivalents in respect of the disposal of the Alumina Production Line is as follows:

2013

Cash consideration received in 2013	885,794

Less: cash and cash equivalents of Alumina Production Line disposed of	-

Net inflows of cash and cash equivalents
in respect of the disposal of the Alumina Production Line	885,794

(c)	Disposal of Chalco Iron Ore

On October 18, 2013, the Company and its wholly-owned subsidiary, Chalco Hong Kong Limited, entered into the Share Purchase Agreement with Chinalco and its wholly-owned subsidiary Chinalco Overseas Holdings pursuant to which Chalco Hong Kong Limited agreed to transfer its 65% equity interests in Chalco Iron Ore to Chalco Overseas Holdings. As an investment vehicle, Chalco Iron Ore holds 47% equity interests in Simfer Jersey Limited which in turns holds indirectly 95% equity interests in the Simfer SA, which directly invests in and operates the Simandou Project in Guinea, West Africa(the "Simandou Project"). The Simandou Project involves the development of a premium open-pit iron mine located in Guinea in West Africa.

Pursuant to the Share Purchase Agreement, the consideration thereof was determined with reference to an independent valuation undertaken by a professional valuer recognised in the PRC of the net asset of Chalco Iron Ore as at December 31, 2012 (the "Valuation Date"), adjusted to give effect to the changes in net assets value from the valuation date to the disposal date. The above transaction was completed on December 26, 2013 (the "Disposal Date"). After giving adjustment to the change in the net assets value from the Valuation Date to the Disposal Date regarding Chalco Iron Ore, the consideration for the disposal of the Chalco Iron Ore was finalized at USD2,118 million(equivalent of RMB12,953 million).

The Simandou Project is a large project in terms of the investment scale with a long construction period. As a party to the Simandou Project, taking into account of the current financial position, the Company had funding pressure. In order to reduce the capital expenditure, lower the gear ratio and cut down the interest expenses, the Company disposed its equity interest in the Simandou Project. The Company believes that the above disposal will bring considerable cash flows for the Company and reduce the interest expenses.

The details of the net assets disposed of are as follows:

		December 26,
	Notes	2013

Net assets disposed of:
Cash and cash equivalents		8,545
Other current assets		282
Investment in an associate	11(b)	11,727,062
Property, plant and equipment	8	131
Other payables and accrued expenses		(19,296)

Net assets		11,716,724
Non-controlling interests		(4,223,966)

Net assets disposed of (i)		7,492,758

Gain on disposal of Chalco Iron Ore (ii)		5,460,610
Currency translation difference		(47,366)

Total gain on disposal of Chalco Iron Ore	29(b)	5,413,244

Total consideration ((i) + (ii))		12,953,368

Satisfied by:
Cash		-
Receivable from Chinalco		12,953,368

Total consideration		12,953,368

An analysis of the cash flows of cash and cash equivalents in respect of the disposal of Chalco Iron Ore is as follows:

2013

Cash consideration	-

Less: cash and cash equivalents of Chalco Iron Ore disposed of	(8,545)

Net outflows of cash and cash equivalents in respect
of the disposal of Chalco Iron Ore	(8,545)

40.	SENIOR PERPETUAL SECURITIES

On October 29, 2013, a subsidiary of the Company, Chalco Hong Kong Investment Company Limited (the "Issuer") issued US$350,000,000 (equivalent to RMB2,140.1 million) senior perpetual securities at an initial interest rate of 6.625% ("Senior Perpetual Securities"). The proceeds from issuance of Senior Perpetual Securities after the issuance costs is RMB2,122.6 million, and will be on-lent to the Company and any of its subsidiaries for general corporate use. Coupon payments of 6.625% per annum on the Senior Perpetual Securities are paid semi-annually in arrears from October 29, 2013 and may be deferred at the discretion of the Group. The Senior Perpetual Securities have no fixed maturity and are callable only at the Group's option on or after October 29, 2018 at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. After October 29, 2018, the coupon rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 5.312%, (b) the U. S. Treasury Rate, and (c) a margin of 5.00% per annum. While any coupon interest payments are unpaid or deferred, the Group, subsidiary guarantors, and the Issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

Pursuant to the terms of the Senior Perpetual Securities, the Group has no contractual obligation to repay its principal or to pay any coupon interest. The Senior Perpetual Securities do not meet the definition of financial liabilities according to IAS 32 Financial Instruments: Presentation, and are classified as equity and subsequent distribution will be treated as equity distribution to the equity owners.

41.	CONTINGENT LIABILITIES

As at December 31, 2013 and 2012, the Group and the Company had no significant contingent liabilities.

42.	COMMITMENTS

(a)	Capital commitments of property, plant and equipment

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Contracted, but not provided for	4,877,004	8,415,513	1,406,317	1,058,243
Authorised, but not contracted for	41,508,287	32,560,108	16,296,274	15,894,784

	46,385,291	40,975,621	17,702,591	16,953,027

(b)	Commitments under operating leases

The future aggregate minimum lease payments as at December 31, 2013 pursuant to non-cancellable lease agreements entered into by the Group and the Company are summarised as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Within one year	585,637	705,338	506,104	468,359
In the second to fifth years,
inclusive	2,173,516	2,784,132	1,871,856	1,873,343
After five years	16,947,072	19,120,917	14,318,459	13,216,798

	19,706,225	22,610,387	16,696,419	15,558,500

(c)	Other capital commitments

As at December 31, 2013, commitments to make capital contributions to the Group's subsidiaries, joint ventures and associates were as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Subsidiaries	-	-	305,672	556,590
Associates	330,000	3,435,715	-	3,347,715
Joint ventures	197,005	130,800	-	-
Available-for-sale
financial investments	-	29,600	-	-

	527,005	3,596,115	305,672	3,904,305

43.	EVENTS AFTER THE REPORTING PERIOD

(i)	According to the resolution of the board of directors held on March 18, 2014, the board did not propose any payment of final dividend for the year ended December 31, 2013.

(ii)

On January 21, 2014, the Company completed a private issuance of short-term bonds with a total face value of RMB3 billion at par value of RMB100.00 per unit with a maturity date of April 22, 2014 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 6.30%.

On February 20, 2014, the Company completed a private issuance of short-term bonds with a total face value of RMB3 billion at par value of RMB100.00 per unit with a maturity date of November 17, 2014 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 5.80%.

On March 12, 2014, the Company completed a private issuance of short-term bonds with a total face value of RMB3 billion at par value of RMB100.00 per unit with a maturity date of December 7, 2014 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 5.40%.

44.	COMPARATIVE AMOUNTS

As further explained in Notes 2.1 and 6, due to the disposal of the discontinued operation, the comparative amounts of the consolidated statement of comprehensive income and related notes have been restated as if the operation discontinued during the current year had been discontinued at the beginning of the comparative period. Certain comparative amounts in the footnotes have been reclassified to conform with the current year's presentation and accounting treatment.

45.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on March 18, 2014.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary